UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-39394

Montrose Environmental Group, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	**46-4195044**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5120 Northshore Drive,	
North Little Rock, Arkansas	**72118**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (501) 900-6400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.000004 per share	MEG	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant on June 30, 2025, the last business day of the Registrant's second fiscal quarter, based on the closing price of $21.89 of the Registrant's common stock on The New York Stock Exchange on such date, was $772.1 million.

The number of shares of Registrant's Common Stock outstanding as of February 20, 2026 was 35,980,650.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity, capital resources and other financial and operating information. We have used the words "anticipate," "assume," "believe," "contemplate," "continue," "could," "estimate," "expect," "future," "intend," "may," "plan," "position," "potential," "predict," "project," "seek," "should," "target," "will" and similar terms and phrases to identify forward-looking statements. All of our forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including:

- general global economic, business and other conditions, including inflationary and interest rate pressures and tariffs and other trade tensions, the cyclical nature of our industry and the significant fluctuations in events that impact our business;

- the parts of our business that depend on difficult to predict natural or manmade events and the fluctuations in our revenue and customer concentration as a result thereof;

- our ability to adapt to changing technology, industry standards or regulatory requirements, including emerging environmental, social and governance requirements;

- the highly competitive nature of our business;

- significant environmental governmental regulation or de-regulation;

- our ability to execute on our acquisition strategy and successfully integrate and realize benefits from our acquisitions;

- our ability to maintain and expand our client base;

- our ability to attract and retain qualified managerial and skilled technical personnel;

- safety-related issues;

- any failure in or breach of our networks and systems or other forms of cyber-attack;

- our ability to promote and develop our brands;

- our ability to maintain necessary accreditations and other authorizations in varying jurisdictions;

- allegations regarding compliance with professional standards, duties and statutory obligations and our ability to provide accurate results;

- the lack of formal long-term agreements with many of our clients;

- government clients and contracts;

- our ability to maintain our prices and manage costs;

- our ability to protect our intellectual property or claims that we infringe on the intellectual property rights of others;

- laws and regulations regarding handling of confidential information;

- our international operations;

- product related risks; and

- additional factors discussed in our SEC filings, including this Annual Report on Form 10-K, and in our public statements.

The forward-looking statements contained in this Annual Report on Form 10-K are based on historical performance and management's current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results or outcomes may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control, as well as the other factors described in Item 1A. "Risk Factors." Additional factors or events that could cause our actual results or outcomes to differ may also emerge from time to time, and it is not possible for us to predict all of them. In addition, historical, current and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, our actual results or outcomes may vary in material respects from what we may have expressed or implied by any forward-looking statement and, therefore, you should not regard any forward-looking statement as a representation or warranty by us or any other person that we will successfully achieve the expectation, plan or objective expressed in such forward-looking statement in any specified time frame, or at all. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date on which we make it. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of the filing or public statement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

Item 1. Business.

Since our inception in 2012, our mission has been to help clients and communities meet their environmental goals and needs. We service complex and often non-discretionary environmental needs of our diverse clients across our three business segments: Assessment, Permitting and Response; Measurement and Analysis; and Remediation and Reuse. Examples of our services include:


Assessment, Permitting & Response
Planning, Ecosystem & Emergency Response
Occupational Health, Safety, & Industrial Hygiene
Regulatory Compliance & Air Quality
Data Platforms
Measurements & Analysis
Multimedia Sampling
LDAR
Testing & Lab Services
Remediation & Reuse
Soil & Groundwater Remediation
Water Treatment
Biogas Solutions

Our industry is highly fragmented with no single market leader. By focusing solely on environmental solutions, we believe we are uniquely positioned to become a leading platform in the environmental industry. We provide a diverse range of environmental services to our private and public sector clients across the life cycle of their needs—whether they are launching new projects, maintaining operations, decommissioning operations, rehabilitating assets, managing the impacts of climate change or responding to unexpected environmental disruption. Our integrated platform has been a catalyst for our organic growth and we have built on this platform through strategic acquisitions.

Innovation is core to our strategy. As the world's environmental challenges grow in number, scope and complexity, increasing public pressure and ongoing regulatory changes are driving the demand for better information and advanced solutions. We prioritize innovation to enhance the quality of information provided to clients, and provide solutions tailored to clients' specific environmental needs. Examples include more accurately measuring emissions, or identifying and remediating known and emerging contaminants. Our commitment to ongoing innovation includes investing in research, development, software development, and technology—both directly and through strategic partnerships. These efforts are aimed at creating better solutions for our clients. We believe that these investments, along with our focus on geographic expansion, sales and marketing initiatives, environmental service offerings, and strategic acquisitions, will continue to distinguish us in the marketplace.

Our revenue and earnings are highly resilient. We do not rely upon any single service, product, political approach or regulatory framework. We serve a diverse set of clients across a wide variety of end markets and geographies in both the private and public sectors, with the majority of clients being in the private sector. Funding for our services is typically non-discretionary given regulatory drivers and public health concerns. As a result, our business is positioned to be less susceptible to political and economic cycles. Our client activities can occur at different times for different industries, regardless of

economic cycles. Clients generating approximately 96% of revenue in the fiscal year ended December 31, 2024 repeated in the fiscal year ended December 31, 2025.

Our financial success is driven by both strong organic and acquisition-driven growth, and as a result, our total revenue has grown at a compounded annual growth rate of 20.4% since 2020.

Our approach has allowed us to successfully and consistently scale our business, and we believe we are well positioned to continue our trajectory and market leadership as we address the growing environmental needs of our clients and communities.

The Industry

The global environmental industry is large, growing, highly fragmented and subject to complex regulatory frameworks. Federal, state, provincial and local environmental regulations dictate compliance requirements that create demand for environmental services.

Global Environmental Industry is Large and Growing

According to the 2025 Environmental Industry Study prepared by EBI, the global environmental industry is estimated to generate approximately $1.9 trillion in revenues in 2026, with $620.0 billion concentrated in the United States. According to EBI, this $620.0 billion U.S. environmental market is expected to grow at a CAGR of approximately 4.0% per year from 2026 through 2028. EBI concludes that strong tailwinds of infrastructure funding, energy security, energy transition, and climate resilience, in addition to traditional drivers of air quality, water quality, responsible waste management, resource recovery, remediation and restoration are leading to positive growth across all environmental sectors in the global market.

Public Demands, Industrial Activity, Climate Change and Regulations Each Drive Needs for Environmental Services

Heightened public awareness and stakeholder demand for environmental responsibility and sustainability have led to a growing need for environmental services. Many companies worldwide have implemented environmental, social, and governance stewardship initiatives focused on managing potential future risks, rather than merely complying with regulations.

Steady increases in industrial activity and infrastructure investment, and the regulations underpinning these activities are also driving demand for environmental services. In addition, environmental disruptions caused by climate change or aging infrastructure further increase the need for these services. Infrastructure investments and environmental emergency responses often require substantial assessments, planning and/or permitting services in addition to environmental testing or remediation services. Testing and monitoring are typically recurring processes driven by regulations throughout the industrial production lifecycle.

Beyond current regulations, future regulatory changes may also create demand for additional or supplementary environmental services. In the United States, Canada, and Australia, the federal, state, provincial and local regulations targeting air and water quality management, waste and contaminated soil management or reductions in greenhouse gas emissions, each of which drives portions of our business, have been implemented over many decades, and are subject to change.

We anticipate that these trends will continue and will spur ongoing growth in the environmental services industry.

The Environmental Services Industry is Highly Fragmented and Complex

According to EBI, thousands of firms operate in many of the markets in which we operate. While several larger firms offer environmental services as a part of broader product portfolios, much of the industry consists of small firms that provide limited service offerings that address specific regulations and geographies. These small firms face challenges in expanding offerings or geographic reach given the technical expertise, accreditations and licenses necessary to serve a broad array of clients and industries across geographies and service lines. These dynamics create significant barriers to entry in our industry.

As clients increasingly prioritize environmental solutions to mitigate their impact on the environment, we believe they place a high value on environmental solutions providers that offer scale, advanced technology and comprehensive service capabilities. Providers able to address the full lifecycle of environmental concerns—especially those working with companies and organizations that operate across multiple jurisdictions, with complex regulatory landscapes, and across multiple environmental media (e.g., air, water and soil)—will continue to have a competitive edge.

Segments

We provide environmental services to our clients through our integrated solutions across three business segments—Assessment, Permitting and Response, Measurement and Analysis and Remediation and Reuse.

Assessment, Permitting and Response. Our Assessment, Permitting and Response segment provides scientific advisory and consulting services to support environmental assessments, environmental emergency response and recovery, toxicology consulting and environmental audits and permits for current operations, facility upgrades, new projects, decommissioning projects and development projects. We also work closely with clients to navigate the regulatory process at the local, state, provincial and federal levels, identify the potential environmental and political impacts of their decisions and develop practical mitigation approaches, as needed. In addition to environmental toxicology and given our expertise in helping businesses plan for and respond to disruptions, our scientists and response teams have helped clients navigate their preparation for and response to emergency response situations.

We believe this segment maintains a number of competitive advantages, including:

- strong relationships with key private and public sector clients with needs for multiple environmental services, facilitating cross selling opportunities;

- a core team comprised of well-known technical experts with longstanding client relationships and significant experience across the key disciplines in the segment;

- technology, software and data management capabilities, particularly within our emergency response service line;

- our proven ability to help clients navigate regulatory, public and legal scrutiny; and

- a national reach established by having successfully assessed and permitted hundreds of projects in jurisdictions across the United States.

This segment, which is primarily based on a time and materials, or T&M, revenue model, generated approximately 37.0% of our revenue for the fiscal year ended December 31, 2025.

Measurement and Analysis. Our Measurement and Analysis segment is one of the largest providers of environmental testing and laboratory services in North America. Our highly credentialed teams test and analyze air, water and soil to determine concentrations of contaminants, as well as the toxicological impact of contaminants on flora, fauna and human health. Our offerings include source and ambient air testing and monitoring, leak detection, and advanced multi-media laboratory services, including air, soil, stormwater, wastewater and drinking water analysis.

We believe we have a variety of sustainable competitive advantages in this market, including:

- one of the most prominent air testing companies in North America with vertically integrated testing and analytical capabilities, including ultra-trace analysis;

- comprehensive laboratory network in the United States, offering a complete suite of analytical solutions for virtually all environmental projects;

- one of the most experienced providers of advanced optical gas imaging "OGI" testing used to detect hydrocarbon gas leaks; and

- our proprietary software, technologies, processes and applications, including the ability to detect air contaminants in real time at ultra-trace concentrations.

This segment, which is primarily based on a fixed price and, for out-of-scope work, a T&M revenue model, generated approximately 29.6% of our revenue for the fiscal year ended December 31, 2025.

Remediation and Reuse. Our Remediation and Reuse segment provides clients with engineering, design, and implementation services, primarily treatment technologies that treat contaminated water and remove contaminants from soil. Our employees, including engineers, scientists and consultants, provide these services to assist our clients in designing solutions, managing products and mitigating environmental risks and liabilities at their locations. We do not own the properties or facilities at which we implement these projects or the underlying liabilities, nor do we own material amounts of the equipment used in projects.

We believe this segment's competitive advantages include:

- advanced technologies and our owned and licensed intellectual property portfolio, such as our patented water treatment systems;

- a team with industry-leading experts and several patent-generating scientists; and

- local expertise and capabilities with respect to unique soil, sediment and water table characteristics and contamination types.

This segment, which is primarily based on a fixed price, including milestone-based fixed price contracts, and, for out-of-scope work, a T&M revenue model, generated approximately 33.4% of our revenue for the fiscal year ended December 31, 2025 primarily through project-based work.

This table illustrates a summary of our segments as of December 31, 2025:

Assessment, Permitting & Response	Measurement & Analysis	Remediation & Reuse
Environmental Consulting and Engineering	**Source Emissions Air Testing**	*Water Treatment Solutions*
Our team delivers solutions for complex environmental challenges using our regulatory expertise and implementing practical and cost-effective compliance management processes and programs. We address our clients' biggest concerns around permitting, ecoservices, assessment, and compliance. Our highly trained and experienced engineers and scientists, geologists, hydrogeologists, biologists, and environmental compliance specialists work with both public- and private-sector clients, delivering turnkey solutions.	Our source emissions 'stack' testing teams perform a critical function to measure and evaluate pollutants emitted from industrial stacks. This involves capturing and analyzing exhaust gas samples to ensure compliance with environmental regulations. As one of the largest stack testing companies in the country, we use industry-leading technology applications to help clients stay ahead of emerging regulations surrounding hazardous air pollutants (HAPs), GHGs, PFAS, and more.	Our team is at the forefront of sustainable water treatment solutions, delivering exceptional results in addressing complex contaminants like PFAS and selenium on a global scale. With a remarkable track record of successfully treating over 10 billion liters of contaminated industrial water, our experts have emerged as trusted leaders in the industry. Our proven expertise, combined with a commitment to research and development, positions us as innovators, driving sustainable, efficient, and impactful water treatment solutions.
Environmental Advisory and Specialty Services	**Methane Leak Management (LDAR and OGI)**	*Renewable Energy Solutions*
Montrose supports clients across public and private sectors to meet their unique and complex environmental demands. Our experts take a strategic approach to address broader environmental goals from sustainability program development, data-driven decision-making using economics and ecology expertise, data management and validation, software strategy implementation and support, chemistry quality assurance, transaction advisory, and EHSS auditing. We work through our highly-specialized practice areas to deliver excellent quality, impactful solutions based on data integrity.	Our LDAR (Leak Detection and Repair) teams oversee regulatory programs that identify and address leaks of volatile organic compounds, like methane, and HAPs from industrial equipment. These solutions help ensure compliance, minimize emissions, and enhance environmental and safety performance. As part of our suite of advanced solutions, our team is a global leader in using OGI (Optical Gas Imaging). This technology uses infrared cameras to detect and visualize gas leaks in industrial settings, making leak detection faster, easier, and safer.	Montrose brings industry-leading expertise as a partner for renewable natural gas projects. We provide comprehensive solutions, working closely with developers, site owners, investors, and other key stakeholders to help bring low carbon intensity gas projects to life. Our multidisciplinary team — comprising engineers, project managers, and operators — collaboratively designs, operates, and maintains farms and landfills throughout their RNG project journey. This business was disposed of in 2025.
Environmental Emergency Response and Recovery	**Environmental Laboratory Services**	*Soil and Groundwater Remediation*
We assist companies, governments, and communities in preparing for, responding to, and recovering from threats to their environment and people. Our focus is on protecting people and affected communities, minimizing environmental damage, and restoring normalcy. We offer expertise in assessing situations, mobilizing resources, implementing emergency plans, and providing immediate assistance to those impacted. Our experienced teams, including scientists, toxicologists, and industrial hygienists, leverage state-of-the-art technology to generate data that demonstrates the protection of people and the environment. This enables us to resolve complex challenges in health, safety, environmental management, and toxicology.	Our national network of accredited environmental laboratories provides critical scientific testing and analysis on environmental samples including air, water, soil, waste, and biota. These services help companies assess compliance, evaluate risks, and provide accurate data required for regulatory compliance, environmental management, and informed decision-making. Our knowledge of federal, state, and local regulations enables us to provide clients with best-in-class solutions for all their environmental testing needs. **Real Time Air Quality Monitoring** Our versatile environmental data platform enables real-time tracking of environmental parameters. With its wide-ranging sensor compatibility, we're equipped to build customized, comprehensive monitoring programs for industrial facilities. Our experienced team of environmental professionals provides end-to-end support, from project planning and on-site installation to data collection, analysis, reporting, and sustained operation.	Our team of highly skilled engineers, scientists, and specialists in environmental and contaminated soil remediation leverages extensive industry and sector experience to deliver turnkey solutions for both large- and small-scale investigations and remediation of contaminated water and soil sites. Offering a comprehensive suite of services, we specialize in Remediation System Design, Installation, Operation, and Maintenance; Excavation, Earthwork, Demolition, and Site Clearing; Dewatering Treatment Systems and Services; Underground Storage Tank Closure and Management; as well as efforts in Brownfields and Community Revitalization, ensuring efficient, sustainable outcomes for our clients.

Differentiated Technology, Processes and Applications

Advanced technology, innovative processes, and applications are key competitive advantages in the environmental services industry. Our team of industry leaders plays a vital role in driving our investments in differentiated services. As our platform of environmental service offerings expands, our experts can increasingly deploy innovative technologies that address our clients' needs, further differentiate our services and create new barriers to entry. Our investment and development activities include real-time air quality and emissions monitoring, environmental data management and visualization software, and technologies for the removal and destruction of complex contaminant streams.

In total, our research and development team has been awarded 31 patents. Our research and development team continued to innovate in the following areas: water treatment, particularly PFAS and selenium removal, PFAS destruction, PFAS testing, foam fractionation, vapor treatment and removal, wastewater treatment, resource recovery, soil vapor sampling, capture and measurement of methane and other gaseous emissions, and enhanced biological treatment.

Strategic Acquisitions

We operate in a growing and highly fragmented market with thousands of potential acquisition targets. Given our success in identifying, executing and integrating over 70 acquisitions since our inception in 2012, we believe we can continue to selectively acquire additive businesses. We seek to acquire businesses at disciplined valuation levels that:

- are led by high quality scientists and management teams,

- expand our portfolio of services,

- provide access to differentiated technologies or processes, and

- extend our geographic coverage.

We have personnel specifically dedicated to identifying acquisition targets, exploring acquisition opportunities, negotiating terms and overseeing acquisition and post-acquisition integration. Our in-house acquisition team has established extensive relationships throughout the industry and maintains and regularly re-evaluates a pipeline of potential acquisition opportunities, largely driven by word of mouth and personal introductions. Although we did not consummate any acquisitions in 2025, acquisitions remain a core component of our long-term growth strategy.

Since January 1, 2023 we have acquired the following businesses:

Acquired Business	Date of Acquisition	Segment	Location
2024 Acquisitions			
Epic Environmental Pty Ltd (Epic)	January 31, 2024	Remediation and Reuse	Brisbane, Australia
Two Dot Consulting, LLC (2DOT)	February 29, 2024	Remediation and Reuse	Denver, Colorado
Engineering & Technical Associates, Inc. (ETA)	April 1, 2024	Assessment, Permitting and Response	Walbridge, Ohio
Paragon Soil and Environmental Consulting Inc. (Paragon)	May 31, 2024	Remediation and Reuse	Edmonton, Canada
Spirit Environmental, LLC. (Spirit)	July 1, 2024	Assessment, Permitting and Response	Houston, Texas
Origins Laboratory, Inc. (Origins)	September 3, 2024	Measurement and Analysis	Denver, Colorado
2023 Acquisitions			
Frontier Analytical Laboratories (Frontier)	January 3, 2023	Measurement and Analysis	El Dorado Hills, CA
Environmental Alliance, Inc. (EAI)	February 1, 2023	Remediation and Reuse	Wilmington, DE
GreenPath Energy LTD (GreenPath)	May 1, 2023	Measurement and Analysis	Calgary, Canada
Matrix Solutions, Inc. (Matrix)	June 1, 2023	Remediation and Reuse	Calgary, Canada
Vandrensning ApS. (Vandrensning)[1]	July 31, 2023	Remediation and Reuse	Copenhagen, Denmark

[1] Business was disposed of in 2025.

Clients

We provide environmental services to clients operating in a number of sectors and industries, including but not limited to oil & gas, utilities, local, state, provincial and federal government entities, technical services including engineering, industrial manufacturing, chemicals, transportation, renewable energy generation, and telecommunications. We have long-term, and through our legacy companies, decades-old relationships. We serve a diversified client base in both the private and public sectors, with the vast majority of revenue being generated from clients in the private sector.

Our largest client represented approximately 17.8% of revenue for fiscal year ended December 31, 2025, with these revenues derived from over 285 separate projects, which included a large emergency response event. As a result of the nature of our environmental emergency response business, our Assessment, Permitting and Response segment may at times experience higher customer concentration levels based on the severity, duration and outcome of certain types of environmental emergencies for which we provide response services, as was the case in 2025 when 56.9% of our Assessment, Permitting and Response segment revenues were attributable to three customers. See Item 1A. "Risk Factors."

For the fiscal year ended December 31, 2025, 62.1% of our revenue came from customers engaging us to provide more than one service, an increase of 8.8 percentage points from the 53.3% we generated from customers buying more than one service in the fiscal year ended December 31, 2024. We have expanded our relationships with our existing customer base with our vertically integrated business model. Our maturing client relationships coupled with our integrated structure across all our business lines has increased the level of client engagement.

Contracts

Our client contracts are fixed price, including milestone-based fixed price contracts, and T&M based. See 'Segments' above for a discussion of how these contracts relate to each business segment. Our client contracts vary from purchase-order based contracts utilizing standard terms and conditions to comprehensive master services agreements with terms of multiple years. In accordance with industry practice, most of our contracts, both in the private and public sector, are subject to termination at the discretion of the client. In such situations, our contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of termination. See Item 1A. "Risk Factors."

Competition

We operate in a competitive and fragmented market. No single company or group of companies dominates across the entire environmental services market in which we operate. Our primary competitors are divisions of large companies, various small companies, which generally are limited to a specific service and focused on a niche market or geographic region and our clients' own in-house resources. We believe that few, if any, of our competitors currently provide the full range of environmental solutions that we offer. Each of our segments has competitors with narrower service offerings and/or geographic breadth. Our Assessment, Permitting and Response segment competitors include the environmental divisions of ERM, Ramboll, Geosyntec, Exponent, WSP and other large engineering companies and small businesses. Our Measurement and Analysis segment competitors include the environmental divisions of SGS, TRC Companies, Eurofins, Pace Analytical and other large testing companies and small businesses. Our Remediation and Reuse segment competitors include the environmental divisions or remediation segments of Tetra Tech, AECOM, Xylem, Veolia, Mead & Hunt, and other large engineering companies and other small businesses.

We compete based on the following factors, among others: reputation, safety track record, quality, geographic reach, price, technical capabilities, access to innovative technology and breadth of services. We believe that our current capabilities position us to compete favorably in each of these factors.

The environmental services industry has significant barriers to entry which would make it difficult for new competitors to enter the market. These barriers include:

- highly technical, costly and time-consuming accreditation and licensure requirements;

- ability to deploy/services client needs across geographies;

- advanced quality and safety programs and mandated scores;

- the complex and geographically varying regulatory landscape that requires significant industry experience;

- the need to acquire or develop innovative technologies and processes that are acceptable to regulatory bodies, which in our case occurred over many years of client and regulator engagements and at significant research and development expense; and

- emphasis by large clients on size and scale, length of relationship and past service record.

Intellectual Property

We utilize a combination of intellectual property safeguards, including patents, copyrights, trademarks, trade secrets and licenses, as well as employee and third-party confidentiality agreements, to protect our intellectual property. However, we do not principally rely on any single piece of intellectual property, nor is any single piece of intellectual property material to our financial condition or results of operations.

Seasonality

Because demand for environmental services is not driven by specific or predictable patterns in one or more fiscal quarters, our business is better assessed based on yearly results. Additionally, due to the field-based nature of certain of our services, weather patterns generally impact our field-based teams' ability to operate in the winter months. As a result, our operating results in our Measurement and Analysis segment and our Remediation and Reuse segment, experience some quarterly variability with generally lower revenues and lower earnings in the first and fourth quarters and typically we experience higher overall revenues and earnings in the second and third quarters. As we continue to grow and expand into new geographies and service lines, quarterly variability in our Measurement and Analysis and Remediation and Reuse segments may deviate from historical trends.

Human Capital Resources

As of December 31, 2025, we had approximately 3,500 employees (which includes permanent and temporary full-time and part-time personnel). Approximately 2,650 employees, or 76%, of our workforce, are based in the U.S., with the remaining employees based in Canada (approximately 730) and Australia (approximately 120). None of our facilities are covered by collective bargaining agreements.

We invest in our employees' success by implementing people-centric strategies focused on engagement, training and development, and retention. We strive to protect the health and safety of our people, integrating safety into our daily operations.

Employee Engagement

We believe that employee engagement is critical to fostering a positive work culture.

In late 2024, we launched a company-wide employee engagement survey designed to understand and improve our workplace culture. In early 2025, we analyzed the survey results and identified key focus areas for targeted improvement. Action plans were developed and implemented throughout the year that were designed to enhance the employee experience and strengthen our employee value proposition.

In 2025, our Chief Executive Officer held quarterly global town halls and our business segment leaders led quarterly all-hands meetings to communicate corporate initiatives, reinforce key messages, and recognize employee achievements, while also soliciting and encouraging feedback from our teams. Our monthly all-employee newsletter serves as an additional communication channel, allowing us to showcase ongoing projects, share key initiatives, and provide updates from human resources and cybersecurity.

Employee Training and Development

We are dedicated to empowering our employees by supporting skills development and investing in comprehensive training and development programs. These programs provide the essential resources our teams need to succeed and thrive. We regularly review and update our training and development programs based on employee feedback and industry advancements with a goal of improving and evolving our programs. In addition to our in-house training, we also provide various avenues for continued learning, including mentoring, on-the-job training, external training courses, and tuition reimbursement. We also encourage our employees to obtain professional licenses and certifications to stay current in their fields.

Employee Retention and Rewards

We recognize that high-potential and high-performing employees seek meaningful career growth in impactful organizations; this, in turn, helps foster a sense of belonging and supports overall employee retention. Our business managers engage directly with employees to identify career aspirations, establish goals and action plans for achieving those goals, and support professional development.

Our carefully designed and comprehensive compensation package is another key element of our talent retention strategy. We strive to maintain a fair and equitable compensation program for comparable roles, experiences, and performance, regardless of employee's race, ethnicity, gender, sexual orientation, or other personal characteristics.

We continue to strengthen our talent retention efforts by incorporating talent retention metrics into business leaders' annual incentive plans, expanding our existing mentorship programs to facilitate knowledge transfer, offering ongoing professional development opportunities with our Montrose Leadership Excellence program and Montrose Sales Leadership Development Program, and supporting flexible work arrangements to accommodate unique situations and promote work-life balance.

Health and Safety

The health and safety of our employees is part of our culture and supported by a dedicated team of health and safety professionals. Our health and safety management system provides the framework for our health and safety program. Aligned with globally recognized standards, it is designed to promote compliance with health and safety regulations, support risk management and drive improvement. Key pillars include management oversight, well-defined processes, and employee participation, engagement, and empowerment.

We have developed company-wide procedures designed to establish safe work practices. Employees are expected to understand and follow these procedures, while project managers assess and mitigate job hazards throughout a project's lifecycle using a range of controls, including hazard elimination, administrative controls and personal protective equipment. Beyond our standard procedures, we are focused on proactively identifying workplace hazards and implementing controls to mitigate the associated risks.

Every Montrose employee is required to complete annual health and safety training, reinforcing our attentiveness to workplace safety. Training is tailored to each division's work activities, better enabling employees to learn about the most relevant risks and mitigation strategies.

Beyond training, we actively engage employees in safety matters. Safety is a core topic in our company-wide town halls and business segment all-hands meetings, and employees are encouraged to start meetings with a safety moment. We share timely updates and lessons learned via email or web-based alerts, promoting a proactive safety culture. Our health and safety team meets regularly to review performance and identify areas for improvement to strengthen our health and safety management system.

Finally, all of our employees have stop-work authority and can halt any project or task if they have concerns about a safety issue, without fear of retribution.

Compliance with Federal, State/Provincial and Local Laws

Our operations subject us to environmental, health and safety laws and regulations in jurisdictions where we operate, including the United States, Canada, and Australia. Such laws and regulations relate to, among other things, the discharge of wastewater, the discharge of hazardous materials into the environment, the handling, storage, use, transport, treatment and disposal of hazardous materials and solid, hazardous and other wastes and workplace health and safety. These laws and regulations impose a variety of requirements and restrictions on some of our operations and the services we provide. The failure by us to comply with these laws and regulations could result in fines, penalties, enforcement actions, third-party claims, damage to property or natural resources and personal injury claims, requirements to investigate or cleanup property or to pay for the costs of investigation or cleanup or regulatory or judicial orders requiring corrective measures, and could negatively impact our reputation with clients. We are not aware of any pending environmental compliance or remediation matters that, in the opinion of management, are reasonably likely to have a material effect on our business, financial condition, results of operations or prospects.

A portion of our revenue is derived from working with the U.S. federal government. When working with U.S. governmental agencies and entities, we must comply with laws and regulations relating to the formation, administration and performance of contracts. Internationally, we are subject to various government laws and regulations (including the U.S. Foreign Corrupt Practices Act, or FCPA, and similar non-U.S. laws and regulations). To help promote compliance with these and other laws and regulations, our employees are sometimes required to complete tailored ethics and other compliance training relevant to their position and our operations.

Information About Our Executive Officers

Vijay Manthripragada, 49 – Mr. Manthripragada joined Montrose as our President in September 2015. In June 2016 Mr. Manthripragada also joined our Board of Directors and, since February 2016, he has served as our President and Chief Executive Officer. Before joining Montrose, Mr. Manthripragada most recently served as the Chief Executive Officer of PetCareRx, Inc., from 2013 to 2015. Prior to PetCareRx, Mr. Manthripragada was at Goldman Sachs where he held various positions from 2006 to 2013. Mr. Manthripragada received his Master of Business Administration from The Wharton School, University of Pennsylvania and his Bachelor of Science in Biology from Duke University.

Allan Dicks, 53 – Mr. Dicks has been our Chief Financial Officer since August 2016. Before joining Montrose, Mr. Dicks first served as a consultant interim Chief Financial Officer from February 2015 to April 2015 and then Chief Financial Officer from April 2015 to June 2016 of Convalo Health International, Corp., a public Canadian healthcare company. Prior to that, Mr. Dicks held a number of finance-focused executive positions starting in 2000, including Chief Financial Officer of Universal Services of America, Chief Financial Officer of Moark, LLC, a division of Land O' Lakes, Inc., Vice President of Finance of White Cap Construction Supply, a division of HD Supply, and first as assistant Corporate Controller and subsequently as a division Chief Financial Officer of Dole Food Company, Inc. Mr. Dicks started his career at PricewaterhouseCoopers where he spent nine years, three of which were in the mergers and acquisitions group. Mr. Dicks received his Bachelor of Commerce and Accounting degrees from the University of the Witwatersrand in South Africa. He is a Chartered Accountant in South Africa and is a Certified Public Accountant (inactive) in the State of California.

Nasym Afsari, 43 – Ms. Afsari has been our General Counsel since November 2014 and our Secretary since August 2015. Before joining Montrose, Ms. Afsari was an attorney in the corporate practice of Paul Hastings LLP, an international law firm, from September 2007 to October 2014. At Paul Hastings, Ms. Afsari represented a variety of business entities in all aspects of corporate and business law, including domestic and cross-border mergers and acquisitions, venture capital financing, private placements and joint venture transactions. Ms. Afsari earned her Juris Doctorate from the University of California at Los Angeles and a dual Bachelor of Arts degree in Economics and Psychology from the University of California at Berkeley.

James Laws, 46 – Mr. Laws joined Montrose as our Chief Operating Officer in January 2026. Mr. Laws has 25 years of experience in the environmental industry. Prior to joining the Company, Mr. Laws served from September 2023 to January 2026 as Senior Vice President and Director of Operations for the West Environment business at AECOM, a construction engineering company, where he was responsible for a portfolio of five practices with approximately 2,500 staff members. He also served from October 2021 to August 2023 as Vice President and Director of Operations for the West Environment business at AECOM, where he was responsible for three practices, and from October 2020 to September 2021 as Vice President and Director of Operations for the Air/Environmental Health and Safety Practice at AECOM, as well as the Federal Remediation Practice from April 2021 to September 2021. Before joining AECOM, Mr. Laws held a number of positions with CH2M Hill with increasing levels of responsibility and seniority beginning in 2001. Mr. Laws holds a B.S. in Chemical Engineering from the University of Southern California.

Jose M. Revuelta, 44 – Mr. Revuelta has served as our Chief Strategy Officer since June 2017, prior to which he was our Vice President and served in several other interim executive positions with Montrose since March 2014. Prior to joining Montrose, Mr. Revuelta was a Vice President with the Infrastructure and Private Equity business of UBS Global Asset Management, a large scale global investment manager, from 2008 to 2014, where he focused on the energy, utility, transportation and environmental sectors, and a member of the Infrastructure Group in the Investment Banking division of UBS from 2006 to 2008. Mr. Revuelta previously served on the Board of Northern Star Generation. Mr. Revuelta received his Master of Business Administration from the Columbia Business School, Columbia University and a Master of Science/Bachelor of Science in Industrial Engineering from Universidad Pontificia Comillas in Madrid, Spain.

Available Information

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith, we file reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available through the investor relations section of our website, www.montrose-env.com. Reports are available on our website free of charge as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. The information on or that can be accessed through our website is not a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC and the inclusion of our website address is an inactive textual reference only. In addition, the SEC maintains an Internet site that contains our reports, proxy statements and other information that we electronically file with, or furnish to, the SEC at www.sec.gov.

Item 1A. Risk Factors.

Summary

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the financial statements and the related notes included in Item 8. "Financial Statements and Supplementary Data," before making an investment decision. The discussion of these risks is organized by the following sections: Risks Related to Our Industry and the Broader Economy, Risks Related to the Nature of Our Business, Risks Related to Our Acquisition Strategy, Risks Related to Our Contracts and Revenue Streams, Technology and Privacy Related Risks, Risks Related to Our Indebtedness, Risks Related to Ownership of Our Common Stock, Risks Related to Provisions in Our Charter Documents, and General Risks. Some of the more significant risks include:

- general global economic, business and other conditions, including inflationary and interest rate pressures, the cyclical nature of our industry;

- the competitive nature of our business;

- our ability to adapt to changing technology, industry standards or regulatory requirements, including emerging environmental, social and governance requirements;

- the parts of our business that depend on difficult to predict natural or manmade events and the fluctuations in our revenue and customer concentration as a result thereof;

- our ability to attract and retain qualified managerial and skilled technical personnel;

- significant environmental governmental regulation or de-regulation;

- our ability to execute on our acquisition strategy and successfully integrate and realize benefits from our acquisitions;

- our ability to maintain and expand our client base;

- safety-related issues;

- any failure in or breach of our networks and systems or other forms of cyber-attack; and

- our ability to promote and develop our brands;

If any of the risks described below actually occurs, our business, financial condition and results of operations could be materially and adversely affected and the trading price of our common stock could decline, causing you to lose all or part of your investment in our common stock. Some of the risks and uncertainties discussed below may have occurred in the past, and the disclosures below are not representations or warranties as to whether or not any risks or uncertainties have occurred in the past, but reflect our beliefs and opinions as to the risks and uncertainties that could have a material adverse effect on our business, financial condition and results of operations in the future. The risks described in these documents are not the only ones we face. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could harm our future results. We could also be affected by factors, events or uncertainties that are not known to us or that we do not currently believe present any material risk.

Risks Related to Our Industry and the Broader Economy

General global economic, business and other conditions and our vulnerability to the cyclical nature of the sectors and industries in which our clients operate may adversely affect our business.

We compete in various end markets and geographic regions domestically and around the world. We provide environmental services to clients operating in a number of sectors and industries, including but not limited to oil & gas, utilities, local, state, provincial and federal government entities, technical services including engineering, industrial manufacturing, chemicals, transportation, renewable energy generation, and telecommunications. These sectors and industries and the resulting demand for our services have been, and we expect will continue to be, cyclical and subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions, such as inflation and supply chain difficulties, regulatory requirements, appropriation levels and changes in client capital spending, particularly during periods of economic or political uncertainty. Important factors for our business and the businesses of our clients include macroeconomic conditions, the overall strength of, and our clients' confidence in, the economy, industrial and governmental capital spending, governmental fiscal and trading policies such as tariffs, environmental and regulatory policies, the strength of commercial real estate markets, unemployment rates, consumer spending, availability of financing, interest rates, tax rates and changes in tax laws, political conditions, energy and commodity prices and programs such as renewable fuel standard programs and low-carbon fuel standard programs.

While we attempt to minimize our exposure to economic or market fluctuations by serving a balanced mix of end markets and geographic regions, any of the above factors, individually or in the aggregate, or a significant or sustained downturn in a specific end market or geographic region, can impact our business and that of our clients. These factors may make it difficult for our clients and us to accurately forecast and plan future business activities; neither we nor our clients can predict the timing, strength or duration of any economic downturn or subsequent recovery. Furthermore, if a significant portion of our clients or projects are concentrated in a specific geographic area or industry, our business may be disproportionately affected by negative trends or economic downturns in those specific geographic areas or industries. These factors may also cause our clients to reduce their capital expenditures, alter the mix of services purchased, seek more favorable prices and other contract terms and otherwise slow their spending on our services. In addition, due to these conditions, many of our competitors may be more inclined to take greater or unusual risks or accept terms and conditions in contracts that we might not deem acceptable. These conditions and factors may reduce the demand for our services and solutions, and more generally may adversely affect our business, financial condition and results of operations.

We engage in a highly competitive business and any failure to effectively compete could have a material adverse effect on us.

The environmental consulting, testing and treatment industries are highly fragmented and competitive. Our primary competitors in these industries include companies that specialize in one or more services similar to those offered by us on a local or regional basis. We also compete with global, national, regional and local firms specializing in testing, environmental engineering and consulting services, remediation services and other services we provide. See Item 1. "Business—Contracts" for some of our primary competitors by business segment. It is also possible that our clients may establish in-house capabilities to perform certain services that we currently provide.

We operate in markets characterized by client demand that is often broad in scope and localized in delivery. We compete with firms that are or may be positioned to capitalize on highly localized relationships and knowledge that is difficult to replicate. Potential clients may prefer local providers, whether because of existing relationships or local legal restrictions or incentives that favor local businesses. Smaller regional companies may have lower cost structures with fewer fixed costs. As a result, efforts to expand, whether organically or through acquisition, or support our service network may not improve our ability to penetrate new local markets or expand our footprint in existing markets. New entrants to our key markets could cause us to lose clients and otherwise harm our competitive position.

Competition in our industry is based on many factors, but we believe the principal points of competition in our markets are the quality, range, pricing, technology and availability of services. Maintaining and improving our competitive position will require successful management of these factors, including continued investment in research and development, sales, marketing, technology, customer service and support, personnel and our professional networks. Our future growth rate depends upon our ability to compete successfully, which is impacted by a number of factors, including our ability to identify emerging technology trends in our target end markets, develop and maintain a wide range of competitive and appropriately priced services and solutions, defend our market share against competitors, including new and non-traditional competitors, expand into new markets and attract, develop and retain individuals with the requisite technical expertise and understanding of clients' needs to develop and sell new services.

We may not be successful in maintaining or growing our competitive position for a number of reasons. Some of our competitors may have access to greater financial or other resources than we do, which may afford them greater power, efficiency, financial flexibility, geographical reach or capital resources for growth. In addition, some of our competitors are vertically integrated and can leverage this structure to their advantage. We may fail to identify optimal service or geographic markets, focus our attention in suboptimal service or geographic markets or fail to execute an appropriate business model in certain service or geographic markets. Our competitors may develop new services or technologies that are superior to ours, develop more efficient or effective methods of providing services or adapt more quickly, efficiently or effectively than we do to new technologies. Our competitors may be positioned to provide better service or influence client requirements, or more quickly respond to changing client requirements, and thereby establish stronger relationships with clients. Our competitors may offer their services at lower prices because, among other things, they possess the ability to provide similar services more efficiently, as part of a bundle with other services or generally at a lower cost. These pricing pressures could cause us to lower the price for any one or more of our services to at or below our costs, requiring us to sacrifice margins or incur losses. Alternatively, we may choose to forgo entering certain markets or exit others, which would limit our growth and competitive reach.

Any failure by us to compete or to generally maintain and improve our competitive position could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to develop successful new services or technologies or adapt to rapidly changing technology and industry standards or changes to regulatory requirements, our business could be harmed.

The market for our services, including technologies, is characterized by rapid technological change and evolving industry standards and, to a lesser extent, changing regulatory requirements. This constant evolution may reduce the effectiveness of or demand for our services or render them noncompetitive or obsolete. Our continued success and growth depend upon our ability to anticipate these challenges and to innovate by enhancing our existing services and developing and successfully implementing new services to keep pace with the ever-changing and increasingly sophisticated needs of our clients.

New service introductions that are responsive to new technologies and changing industry and regulatory standards can be complex and expensive as they require significant planning, design, development and testing. We may find it difficult or costly to update our services and to develop new services quickly enough to work effectively with new or changed technologies, to keep pace with evolving industry standards or to meet our clients' needs. In addition, our industry may be slow to accept new technologies that we develop because of, among other things, existing regulations or standards written specifically for older technologies and general unfamiliarity of clients with new technologies. In a deregulatory environment, our return on investment for services or technologies that were previously under development or that we developed to meet future demand that never materializes would be adversely affected. As a result, any new services that we may develop may not be successful for a number of years, if at all. If we are unable to successfully enhance or update existing services or develop new services to meet these challenges, our business, financial condition and results of operations may be adversely affected.

Enhanced U.S. tariffs, import/export restrictions or other trade barriers may have a negative effect on global economic conditions, financial markets and our business.

The U.S. government has made significant changes in U.S. trade policy, including the imposition on April 2, 2025, of a baseline tariff of 10% on product imports from almost all countries and individualized higher tariffs on certain other countries. The announcement of the tariffs has been followed by announcements of limited exceptions and temporary pauses. In response, some of these countries threatened or announced tariffs on imports from the U.S. As a result, there is currently significant uncertainty about the future relationship between the U.S. and various other countries with respect to trade policies, treaties, tariffs and taxes, which may lead to continuing uncertainty and volatility in U.S. and global financial and economic conditions, declining consumer confidence, inflation or an economic slowdown, which could negatively impact demand for our services and products and adversely affect our results of operations. Changes in U.S. trade policy and the impact of these recently announced or any future tariffs may negatively impact our customers' businesses, thereby causing an indirect negative impact on our sales. These factors could also increase the cost to us of goods and materials used in our business. Additionally, foreign sentiments toward American owned companies could impact demand for our services outside of the U.S. Individually or in the aggregate, these impacts could have a material adverse effect on our financial condition, results of operation, liquidity and cash flow.

Risks Related to the Nature of Our Business

Parts of our business may depend on certain natural or manmade events which are impossible to predict, and our revenue and customer concentration resulting from these businesses has and may fluctuate significantly based on the frequency and scale of these events.

Certain of our businesses depend on specific environmental circumstances, including both naturally occurring and manmade events. Our Assessment, Permitting and Response segment, in particular, which includes our environmental emergency response business that engages in response activities following an environmental incident or a natural disaster, is subject to this uncertainty. There is no way for us to predict the occurrence of these events, nor the significance, duration or outcome of the events. As a result, this segment may realize revenues one period that are not indicative of future results due to the occurrence of an incident that was neither typical nor predictable. The volatile nature of our environmental emergency response business, and its dependency on factors beyond our control, makes it difficult to predict its potential profitability or success and, therefore, at times, ours as well. Any extended period without these types of events or other downturn in activity for these business lines would negatively impact our business, financial condition and results of operations.

In addition, as a result of the nature of these services, our Assessment, Permitting and Response segment may at times experience higher customer concentration levels based on the severity, duration and outcome of environmental emergencies (e.g. those caused by natural disasters and industrial accidents) for which we provide environmental emergency response services. We cannot predict from period to period whether we will experience risks associated with high customer concentration, including the inability of such customers to pay for our services or our ability to collect the amounts due, and such concentration could have a material adverse effect on our business, financial condition and results of operations.

We may work on high-profile projects, and any negative publicity or perceived failures of those projects, or litigation resulting from such projects, could damage our reputation and harm our operating results.

We may be engaged on high-profile projects that garner public attention and scrutiny, particularly with respect to the emergency response division of our Assessment, Permitting and Response segment. This business line conducts environmental sampling and provides toxicological assessments, among other services, in emergency situations and natural disasters, many of which are widely covered by the press and in the public eye. Any mishandling of these situations, even if not our own could lead to negative publicity. The negative publicity may be attributed to our business and services at no fault of our own other than our association with the project. Our involvement with these high-profile projects exposes us to the risk of reputational damage which may have a material adverse effect on our business, financial condition and results of operations. In addition, such high-profile projects often lead to an enhanced risk of litigation, and we may be brought into such litigation regardless of our role in the project. Any such litigation proceedings are inherently costly and uncertain, and could have a material adverse effect on our business, financial condition and results of operations.

Our clients are subject to significant governmental regulation with respect to the environment and any changes to these laws and regulations could have a material adverse effect on our business.

As a company involved in the provision of environmental services, our clients operate in a heavily regulated environment. Our clients are subject to federal, state, provincial and local laws and regulations, including laws and regulations relating to, among other things, air emissions, the release or discharge of materials into the environment and the management, use, generation, treatment, processing, handling, storage, transport or disposal of hazardous wastes and materials. In addition, because of the site-specific nature of our services, the laws and regulations to which we are subject may vary from one state, province or region to another, sometimes substantially. We and our clients are also required to obtain various government approvals, certificates, permits and licenses in order to conduct our respective businesses, which may require making significant capital, operating and maintenance expenditures to comply with applicable laws and regulations.

Any future changes to laws and regulations applicable to our clients could have a material impact on their businesses and their service needs. If the needs of our clients change, we may be required to incur significant capital and operating expenditures to shift the environmental services we provide in order to address such needs. If we are unable to address the changing needs of our clients in a timely manner, or at all, demand for our services may decrease, which would have a material adverse effect on our business, financial condition, results of operations and liquidity.

Our future growth and performance are dependent in part on the impact and timing of potential new laws and regulations, as well as potential changes to existing laws and regulations, including the potential impact of environmental policies of the current presidential administration in the United States or other executives in the foreign countries in which we operate. If stricter laws or regulations are delayed or are not enacted, are enacted with prolonged phase-in periods, or not enforced, if existing laws and regulations are repealed or amended to be less strict or if a generally less restrictive regulatory framework develops, as has been pursued by the current presidential administration, demand for our services may be reduced. Conversely, the strengthening or enforcement of regulations may also create operating conditions that limit our business areas or more generally slow our development. In extreme cases, such changes in the regulatory environment could lead us to exit certain markets.

Rapid and/or important changes in current regulations or less stringent enforcement of regulations may in the future have a significant adverse effect on our business, financial position and results of operations. Federal, state, provincial, and local legislatures may review and consider legislation that could impact our business and our industry. Such legislation or enforcement policies may intensify competition in the markets that we serve, impact demand for some or all of our services or require us to develop new or modified services in order to meet the needs of and compete effectively in the marketplace. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we fail to attract and retain qualified management and skilled technical personnel, our business may be adversely affected.

Our long-term success depends, in significant part, upon the continued service and performance of our senior management and other key personnel. We rely on knowledgeable, experienced and skilled technical personnel, particularly engineers, analysts, technicians, scientists, policy experts and service personnel to provide environmental services in stringent regulatory markets. Certain of our employees, including our senior management and the key employees of the various businesses we have acquired, have exceptionally strong knowledge of our businesses, sectors and clients. Their departure could lead to the loss of know-how and information of value to us, and their departure could pose a risk to key client relationships. Our continued growth will also depend upon our ability to attract and retain additional skilled management and other key employees, including skilled technical personnel in new markets, whether organically or through acquisitions. For certain of our businesses, there may be a limited number of qualified people to fulfill roles in such businesses, particularly given the recent competition in the job market. The loss of the services of one or more members of our management team or of qualified employees and other key personnel, or the inability to identify, hire and retain the key personnel that may be necessary to grow our business, could have a material adverse effect on our business, financial condition and results of operations.

Safety-related issues could adversely impact our business.

We often work on complex projects, sometimes in geographically remote locations and in challenging environments. These sites often put our employees and others in close proximity with chemical, manufacturing, construction and other dangerous processes and highly regulated materials. In addition, our employees sometimes handle hazardous materials, including pressurized gases or concentrated toxins and other highly regulated materials, which, if improperly handled, could subject us to civil and/or criminal liabilities. If we fail to implement proper safety procedures or if the procedures we implement are ineffective, or if others working at the site fail to implement and follow appropriate safety procedures, our employees and others may become injured, disabled or even lose their lives, the completion or commencement of our projects may be delayed and we may be exposed to litigation or investigations. Unsafe work sites also have the potential to increase employee turnover, increase project costs, damage our reputation and brand and raise our operating and insurance costs. Any of the foregoing could result in, among other things, financial losses or reputational harm, which could have a material adverse effect on our business, financial condition and results of operations.

We are responsible for the training and safety of our employees at work, and, on occasion, we take on expanded site safety responsibilities, which subjects us to regulations dealing with occupational health and safety. Although we implement what we believe to be appropriate health, safety and environmental work procedures throughout our organization, including hazardous sites, we cannot guarantee the safety of our personnel and others for whom we may be responsible. If our employees or others become injured, if we fail to implement appropriate training and health and safety procedures, or if we fail to comply with applicable regulations, among other things, we may be subject to claims, investigations or litigation or required to pay penalties or fines, and our business, financial condition and results of operations could be harmed.

Our safety record is critical to our reputation. Many of our clients require that we meet certain safety criteria to be eligible to bid for contracts or perform on-site services. If our safety record is not within the levels required by our clients, or compares unfavorably to our competitors, we could lose business, incur significant costs or reputational damage, be prevented from working at certain facilities or suffer other adverse consequences. Additionally, we may incur costs to defend our position even if we do not believe we have any liability for a release of or exposure to a hazardous substance or waste or other environmental damage. Any of the foregoing could, among other things, negatively affect our profitability or cause us to lose one or more projects or clients, or otherwise could have a material adverse impact on our business, financial condition and results of operations.

Our environmental emergency response business places our employees in dangerous situations which may present serious and enhanced safety issues that could adversely affect our business.

Our environmental emergency response business is focused on assisting companies, governments and communities with responses to and recovery from environmental emergencies. A significant portion of our environmental emergency response employees work in emergency situations that pose threats to the environment and surrounding communities. Danger of injury or death is inherent in this role, despite safety precautions, training and compliance with federal, state and local health and safety regulations. These employees and any subcontractors we use for such projects are at an enhanced risk of workplace-related injuries given the dangers of their workplace environment. Oftentimes, the risks of the emergency situations are not yet known, and there is no way to predict the magnitude of the danger. While we have insurance coverage in place that we believe is reasonable in addition to policies and procedures designed to minimize these risks, including stringent training, we may nonetheless be unable to avoid material liabilities for an injury or death arising out of these emergency-related hazards. In light of the potential cost and uncertainty involved in litigation, we may settle matters even when we believe we have a meritorious defense. Litigation and its related costs, as well as the damage to our reputation should any employee or subcontractor injury or death occur during these emergency situations, could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to maintain or expand our accreditation and other authorizations, which may adversely affect our ability to provide our services.

A significant part of our business is subject to obtaining and maintaining accreditations, approvals, licensing permits, delegated authority, official recognition and general authorizations at the federal, state, provincial and local level, including in some instances accreditations and licenses for individual professionals. A major risk inherent in our operations is the need to obtain and renew these authorizations. Our operations are also subject to inspection and regulation by various governmental agencies, including the Occupational Safety and Health Administration and equivalent state, provincial and local agencies, as well as their counterparts in the various foreign jurisdictions in which we operate. These authorizations are issued by public authorities or professional organizations following application processes, reviews and investigations which are often long and complex, at times resulting in delays in our ability to bid on and execute certain projects. These authorization requirements can also be costly or difficult to meet, and often vary from jurisdiction to jurisdiction, meaning our capacity to obtain such authorizations could affect our ability to provide services in certain regions, states, provinces or localities. Certain authorizations are granted for limited periods of time and are subject to periodic renewal, requiring us to go through similar processes on multiple occasions, which necessitates that we utilize additional financial and operational resources. Authorizations or the requirements to obtain an authorization may also change without notice and we may not be able to comply with the revised or new requirements to maintain one or more of these authorizations.

Although we closely monitor the quality of services performed under our various authorizations, as well as the need to obtain any new authorizations and the renewal and maintenance of our existing portfolio of authorizations, any failure to meet the applicable requirements, whether actual or perceived, could cause us to lose, either temporarily or permanently, one or more of our authorizations. A public authority or professional organization that has granted us one or more authorizations may also decide unilaterally to withdraw such authorizations. Further, we may not be able to obtain or renew the required authorizations for businesses we acquire in the future, or for an organic expansion we wish to pursue, and the failure to obtain these authorizations could limit the opportunity to expand our business.

If we fail to secure or maintain any such authorizations, or if the relevant bodies place burdensome restrictions or limitations on our ability to obtain or maintain the necessary authorizations, we may not be able to operate in one or more jurisdictions and our business, financial condition and results of operations may be materially adversely affected as a result.

Allegations regarding whether we have complied with professional standards, duties and statutory obligations or our failure to provide accurate results may have an adverse effect on our business.

Our services typically involve difficult analytical assignments and carry risks of professional and other similar liabilities, both directly and through the actions of our testing personnel. In delivering our measurement and analytics services, we provide reports regarding emissions and other testing results to our clients who rely on the accuracy of the data that we gather or analyze on their behalf. Similarly, in delivering our remediation and reuse services, we provide environmental engineering solutions which our clients rely on to design and implement major projects. We take our professional responsibilities very seriously in light of this reliance and the fact that many of our engagements involve matters that could have a significant impact on a client's business, create substantial financial obligations for the client or prevent the client from pursuing desirable business opportunities. Notwithstanding the fact that our professionals maintain credentials and we perform our services based on our professional expertise and these professional credentials, we face exposure to a variety of claims, ranging from alleged or actual breaches of applicable professional standards, duties and statutory obligations to allegedly inaccurate data and/or faulty analysis.

In certain instances, in performing our services, we may rely on our interpretation of reports or data prepared or gathered by third parties. If such information is not properly prepared or gathered, or is not accurate or complete, we may become subject to claims or litigation, regardless of whether we had any responsibility for the error. Our emergency response business is often responsible for the presentation of plans and advice in emergency situations, including natural disasters and manmade accidents. While our emergency response employees are not responsible for the ultimate approval of such plans, the failure or minimized success of a plan could expose us to potential litigation and damage to our reputation. Further, claims that we performed negligently, disclosed client confidential information, infringed on intellectual property, falsified data, are required to withdraw due to an apparent or actual conflict, or otherwise breached our obligations to a client, including as a result of actions of our employees, could expose us to significant liabilities to our clients and other third parties and tarnish our brand and reputation.

A client who is dissatisfied with our performance could threaten or bring litigation on the basis of our failure to perform our professional duties in order to recover damages or to contest its obligation to pay our fees, even if our results were accurate or our services were otherwise performed without issue. If the results or design we provided do turn out to be errant or we otherwise fail to meet our contractual obligations, because some of the agreements that we have in place with clients require us to indemnify them for losses that they suffer as a result of errors and omissions or negligence by us, we may be subject to legal liability or required to pay significant damages, and the client relationship could be harmed. Our contracts typically include provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be enforceable in all cases. Further, we maintain professional liability insurance and such other coverage as we believe appropriate based on our experience to date, and this coverage may prove insufficient. Regardless of any contractual provision or insurance, any client claims could have an adverse effect on our business, financial condition and results of operations.

> *We use small aircraft to transport employees to project sites from time to time which exposes us to risks associated with air travel.*

We use a small aircraft in our business, particularly in connection with our emergency response services. There are inherent risks associated with air travel, including aviation accidents due to weather, technical malfunctions or human error. While we will strive to comply with all safety regulations and ensure the aircraft undergoes necessary and adequate maintenance, accidents or incidents may occur while the aircraft is transporting employees, as occurred on February 22, 2023, when our airplane crashed killing five employees. An accident or incident involving our aircraft could result in significant claims of injured employees and others, as well as repair or replacement of the damaged aircraft and its consequential loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear losses from the accident. The success of our environmental emergency response business depends on its employees, and an aviation accident or incident that results in the serious injury or death of those employees could have a material adverse effect on the business.

> *ESG matters, including those related to climate change, sustainability and the goals and initiatives we set and implement and the public statements and disclosures we make in respect of these matters, may have an adverse effect on our business.*

Companies across all industries are facing increasing scrutiny relating to their environmental, social and governance, or ESG, practices and disclosures from a number of divergent perspectives. This scrutiny and demand could require additional transparency, due diligence and reporting, or lead to scrutiny of such practices, and could cause us to incur additional costs or to make changes to our operations to comply with these demands. Further, the landscape of legal and regulatory frameworks related to the disclosure of ESG performance and impacts is rapidly evolving and remains inconsistent, and one or more jurisdictions may introduce new, potentially burdensome disclosure requirements, or may repeal requirements on which we committed substantial resources to comply that could have otherwise been deployed. Increased regulatory requirements may be more aggressive than any sustainability measures we may be currently undertaking or may implement in the future and may cause disruptions in supply chains or an increase in operating and compliance costs. If we do not adapt to or comply with these and other new regulations or if we are perceived to have not responded appropriately, we may face legal or regulatory actions, including enforcement actions or investigations, or the imposition of fines, penalties, or other sanctions and adverse publicity, any of which could materially harm our reputation or have a material adverse effect on our business, financial condition or results of operations. The U.S. federal government has also challenged industries and specific companies that historically had more progressive ESG practices, which could lead to claims, litigation, regulatory proceedings and costly settlements, as well as adverse publicity and unpredictable reporting obligations or business requirements, any of which could adversely affect our business.

We have developed near-term targets and a long-term goal for reducing our GHG emissions. These goals and targets reflect our current plans and do not constitute a guarantee that they will be achieved or maintained. Our ability to achieve any stated goal or target is subject to numerous factors and conditions, many of which are outside of our control. Examples of these factors include the availability of decarbonization technologies, participation of our vendors and our employees, and the availability of requisite financing. Our pursuit of or a failure or perceived failure to meet our goals and targets or to satisfy various reporting standards with respect to these matters could negatively impact our reputation and our ability to attract or retain employees, and our attractiveness as an investment, business partner, or as an acquirer could be negatively impacted. Additionally, even if we achieve our goals and targets, we may not realize all of the benefits that we expected at the time they were established. We could also be criticized and subject to adverse publicity for setting or achieving any of our goals.

Our business has faced increased scrutiny from a number of different perspectives within the investment community and the media, and from other stakeholders regarding our sustainability approach and actions, including the goals and targets that we announce and our methodologies and timelines for pursuing them. We may be unable to satisfy all stakeholders in light of their varied and sometimes conflicting views regarding sustainability matters. Additionally, as an environmental company, we may be subject to higher expectations or greater scrutiny than other companies when it comes to environmental sustainability. Further, as a recipient of government funding, we may also risk the loss or rescission of such funding, or be required to modify our ongoing business practices, to the extent federal or state procurement policies or priorities evolve, including as it relates to the consideration of diversity, environmental, or other ESG-related criteria or considerations. If our approach to sustainability does not meet investor or other stakeholder expectations and standards, which continue to evolve, we may be negatively impacted as noted above.

Product and systems offerings subject us to risks that could adversely affect our business.

Certain of our environmental solutions include product or system offerings, primarily within our Remediation and Reuse Segment. We have a limited history in offering products and designing and building systems as compared to the services we offer, and this expansion subjects us to new and different risks generally associated with offering products manufactured by third parties, including but not limited to:

- production difficulties of third-party manufacturers, including problems involving changes in their production capacity and yields, quality control and assurance, component supply and shortages of qualified personnel;

- failure to establish or maintain supplier relationships;

- supply chain issues of third-party manufacturers and the failure of suppliers to produce components to specification or supply us with a sufficient amount or adequate quality of materials;

- increases in the cost of raw materials, components or the overall cost of production passed to us;

- failure to adequately design new or improved products or respond to changing regulatory requirements;

- use of defective materials or workmanship in the manufacturing process;

- improper use of our products;

- failure to satisfy any warranty or performance guarantee;

- product liability claims; and

- lack of market acceptance, delays in product development and failure of products to operate properly.

Under any of these circumstances, demand may suffer, we may incur substantial expense to remedy the problem, may incur penalties under the customer agreement and may be required to obtain replacement products if available. If we fail to remedy any such problem in a timely manner, we risk the loss of revenue resulting from the inability to sell those products or systems and related increased costs. If product or system defects or other issues are not discovered until after they are purchased by our clients, our clients could lose confidence in our products and our brand and reputation may be negatively impacted. Any failure to successfully respond to the foregoing risks or any others that we may not appreciate as a result of our limited history of production could have material adverse effect on our business, financial condition and results of operations.

Our operations are subject to environmental laws and regulations and any liabilities may have a material adverse effect on our business.

We are in regular contact with waste, renewable energy, chemicals and other hazardous materials in the ordinary course of providing services to our clients. As a result, our business is subject to numerous U.S. and international laws and regulations relating to the protection of the environment. For example, we must comply with a number of U.S. federal and state laws that strictly regulate the handling, removal, treatment, transportation and disposal of toxic and hazardous substances. When operating at a client site, if there is a spill of a hazardous substance or other contamination event at one of these sites, under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, or CERCLA, and comparable state, provincial and local laws, we may be required to investigate, mitigate and remediate any contamination, including addressing natural resource damage, compensating for human exposure or property damage and installing costly pollution control equipment. CERCLA and comparable state, provincial and local laws typically impose strict, joint and several liabilities without regard to whether an entity knew of or caused the release of hazardous substances. Other environmental laws affecting our business include, but are not limited to, the Federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, Resource Conversation and Recovery Act, National Environmental Policy Act, the Clean Air Act, the Occupational Safety and Health Act, the Federal Mine Safety and Health Act of 1977, the Toxic Substances Control Act and the Superfund Amendments and Reauthorization Act. Our business operations may also be subject to similar international laws relating to environmental protection. Liabilities related to contamination or violations of these laws and regulations could result in material costs to us, including clean-up costs, fines, civil or criminal sanctions and third-party claims for property damage or personal injury, any of which could have a material adverse effect on our business, financial condition and results of operations.

Seasonality of demand for certain of our services and weather conditions and other factors outside our control may adversely affect, or cause volatility in, our financial results.

We experience seasonal demand with respect to certain of the services we provide, particularly in our Measurement and Analysis segment, and, following the acquisition of Matrix in Canada, the Remediation and Reuse segment, as demand for those services can follow weather trends. Seasonal effects may vary from year to year and are impacted by weather patterns, particularly by temperatures, rainfall and droughts. In addition, we may experience earnings volatility as a result of the timing of large contract wins and the timing of large emergency response projects following an environmental incident or natural disaster due to the unpredictable nature thereof and we may not be able to replace these revenue streams in future periods. Our business, financial condition and results of operations could be materially and adversely affected by severe weather, natural disasters or environmental factors. Furthermore, our ability to deliver services on time to our clients can be significantly impeded by such conditions and events.

Our business could be disrupted by catastrophic events.

Occurrence of any catastrophic event, including earthquake, fire, flood, tsunami or other weather event, pandemic, power loss, telecommunications failure, software or hardware malfunctions, cyber-attack, war or terrorist attack, could result in lengthy interruptions in our services. Our insurance coverage may not compensate us for losses that may occur in the wake of such events. In addition, acts of terrorism could cause disruptions to the internet or the economy as a whole. Even with our disaster recovery arrangements, our services could be interrupted. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver services to our clients would be impaired or we could lose critical data. If we are unable to develop or, in the event of a disaster or emergency, successfully execute on, adequate plans to ensure that our business functions continue to operate during and after a disaster, our business, financial condition and results of operations would be harmed.

Risks Related to Our Acquisition Strategy

The success of our business depends, in part, on our ability to execute on our acquisition strategy.

A significant portion of our historical growth has occurred through acquisitions, and though we have temporarily slowed our cadence of consummating acquisitions, we anticipate continued growth through acquisitions in the future. Our growth strategy is partially dependent on acquiring and integrating the operations of companies in the environmental services industry. Since January 1, 2020, we have acquired 25 companies. We are presently evaluating, and we expect to continue to evaluate on an ongoing basis, a variety of possible acquisition transactions. We cannot predict the timing of any contemplated transactions, and there can be no assurances that we will identify suitable acquisition opportunities or, if we do identify such opportunities, that any transaction can be consummated on terms acceptable to us. We also compete for acquisitions with other potential acquirers, some of which may have greater financial or operational resources than we do. A significant change in our business or the economy, an unexpected decrease in our cash flows or any restrictions imposed by our debt may limit our ability to obtain the necessary capital for acquisitions or otherwise impede our ability to complete an acquisition. Certain proposed acquisitions or dispositions may also trigger a review by the U.S. Department of Justice, or DOJ, and the U.S. Federal Trade Commission, or FTC, under their respective regulatory authority, focusing on the effects on competition, including the size or structure of the relevant markets and the pro-competitive benefits of the transaction. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed acquisition or could require us to modify or abandon an otherwise attractive acquisition opportunity. The failure to identify suitable transaction partners and to consummate transactions on acceptable terms could have a material adverse effect on our business, financial condition and results of operations.

Our acquisition strategy exposes us to significant risks and additional costs.

Acquisitions involve risks that the businesses acquired will not perform as expected and that judgments concerning the value, strengths and weaknesses of acquired businesses will prove wrong. We may not accurately assess the value, strengths, weaknesses or potential profitability of an acquisition target, and our acquisition strategy for a particular business may prove to be unsuccessful or expose us to additional risks. We may become liable for certain unforeseen pre-acquisition liabilities of an acquired business, including, among others, tax liabilities, environmental liabilities, contingent consideration and liabilities for employment practices, and these liabilities could be significant. In addition, an acquisition could result in the impairment of client relationships and other acquired assets such as goodwill. We may also incur costs and experience inefficiencies to the extent an acquisition expands the industries, products, markets or geographies in which we operate due to our limited exposure to and experience in a given industry, market or region. Acquisitions may require that we incur additional debt to finance the transaction, which could be substantial and limit our operating flexibility or, alternatively, acquisitions may require that we issue stock as consideration, which could dilute share ownership. Acquisitions can also involve post-transaction disputes regarding a number of matters, including a purchase price or working capital adjustment, earn-out or other contingent payments, environmental liabilities or other obligations. Our recent growth and our acquisition strategy have placed, and will continue to place, significant demands on our management's time, which may divert their attention from our day-to-day business operations, and may lead to significant due diligence and other expenses regardless of whether we pursue or consummate any acquisition. We may also not be able to manage our growth through acquisitions due to the number and the diversity of the businesses we have acquired or for other reasons. If any of these risks were to occur, our business, financial condition and results of operations may be adversely affected.

Any inability to successfully integrate our recent or future acquisitions, or realize their anticipated benefits, could have a material adverse effect on us.

Acquisitions have required, and in the future will require, that we integrate into our existing operations separate companies that historically operated independently or as part of another, larger organization, and had different systems, processes and cultures. Acquisitions may require integration of finance and administrative organizations and involve exposure to different legal and regulatory regimes in jurisdictions in which we have not previously operated.

We may not be able to successfully integrate any business we have acquired or may acquire, or may not be able to do so in a timely, efficient or cost-effective manner. Our inability to effectively complete the integration of new businesses on schedule and in an orderly manner could increase costs and lower profits. Risks involved with the successful integration of an acquired business include, but are not limited to:

- diverting the attention of our management and that of the acquired business;

- merging or linking different accounting and financial reporting systems and systems of internal controls and, in some instances, implementing new controls and procedures;

- merging computer, technology and other information networks and systems, including enterprise resource planning systems;

- assimilating personnel, human resources and other administrative departments and potentially contrasting corporate cultures;

- integrating our governmental contracting work with similar services provided by acquired companies;

- incurring or guaranteeing additional indebtedness;

- disrupting relationships with or losses of key clients and suppliers of our business or the acquired business;

- interfering with, or loss of momentum in, our ongoing business or that of the acquired company;

- failure to retain our key personnel or that of the acquired company; and

- delays or cost-overruns in the integration process.

Our inability to manage our growth through acquisitions, including the integration process, and to realize the anticipated benefits of an acquisition could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Contracts and Revenue Streams

We may not be successful in maintaining and expanding our client base or the services we provide to existing clients, which could adversely affect our business.

Our success and the planned growth and expansion of our business depends on our ability to maintain our existing client base and expand into new markets and further penetrate existing markets. Our ability to maintain our existing client base is primarily dependent on our ability to meet client needs and expectations. Our ability to expand is to a large extent contingent on our services and solutions achieving greater and broader acceptance, resulting in a larger client base, a broader array of prospective clients and expanded services provided to existing clients. However, demand for our services is uncertain, and there can be no assurance that clients will purchase our offerings, or that we will be able to maintain or continually expand our client base within existing geographies or into new geographies, whether we expand organically or through acquisition. Maintaining and expanding our client base is also subject to external factors, many of which are beyond our control, including the overall demand for the services we offer, the actions of our competitors and the finite number of prospective clients in a given market. We cannot provide any assurances regarding our immediate or long-term growth rates in any geographic market or segment, or if we will grow at all. If we are unable to effectively maintain our existing client base and market or expand our offerings to new clients or cross-market our services to existing clients, we may be unable to grow our business or implement our business strategy. Any of the above could materially impair our ability to increase sales and revenue and have a material adverse effect on our business, financial condition and results of operations.

We generally do not have formal long-term agreements with our clients and attempts by clients to change the terms of or terminate their relationships with us may have a negative impact on our business.

Our operations depend upon our relationships with our clients. Our clients are companies operating in a number of sectors and industries, including the financial, oil & gas, utilities, construction, automotive, real estate, midstream energy, manufacturing, commodities, petrochemical, food and beverage, telecommunications and engineering industries, as well as local, state, provincial and federal government entities. As is customary in our industry, we do not always enter into formal written agreements with our clients, and to the extent we do, such agreements do not generally restrict our clients from altering the terms of the relationship. These arrangements allow clients to attempt to seek concessions, introduce unfavorable terms or limit the services and solutions that we provide to them before a project is finished or as a condition to continued or increased business. The arrangements also generally allow a client to terminate or to decide not to renew their contracts or purchase orders with little or no advanced notice to us. A loss of one or more clients, a meaningful reduction in their purchases from us or an adverse change in the terms on which we provide our services and solutions could have a material adverse effect on our business, financial condition and results of operations.

Public clients involve unique policy, contract and performance risks, and we may face challenges to our government contracts or our eligibility to serve government clients, any of which could materially adversely impact our business.

We derive, and expect to continue to derive in the future, revenues from federal, state, provincial or local government clients, which accounted for approximately 8.9% of our revenues for the fiscal year ended December 31, 2025. Sales to governments and related entities present risks in addition to those involved in sales to many of our other clients, including policy-related risks such as potential disruption due to appropriation and spending patterns, delays in the adoption of new technologies due to political, fiscal or bureaucratic processes, delays in approving budgets and the government's right to cancel contracts and purchase orders for its convenience. General political and economic conditions, which we cannot accurately predict, also directly and indirectly affect policies relating to the quantity and allocation of expenditures by government clients. In addition, government contracts may involve long purchase and payment cycles, competitive bidding requirements, qualification requirements, delays or changes in agreed-to funding, budgetary constraints, political agendas, extensive specification development and price negotiations, milestone requirements and the potential unenforceability of limitations on liability or other contractual provisions, any of which may create price pressure and reduce our margins. As a result, we could experience a material adverse effect on our business, financial condition and results of operations.

Each government entity also maintains its own rules and regulations with which we must comply and which can vary significantly among clients. We face risks associated with the failure to comply with such rules and regulations such as bid protests, in which our competitors could challenge the contracts we have obtained, or suspension, debarment or similar ineligibility from serving government clients. Challenges to our current or future government contracts or to our eligibility to serve government clients could result in a loss of government sales and have a material adverse effect on our business, financial condition and results of operations.

Our contracts with federal, state, provincial and local governments may be terminated or adversely modified prior to completion, which could adversely affect our business.

Government contracts generally contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including provisions permitting the government to:

- terminate our existing contracts;

- reduce potential future revenues from our existing contracts;

- modify some of the terms and conditions in our existing contracts;

- suspend or permanently prohibit us from doing business with the government or with any specific government agency;

- impose fines and penalties;

- subject us to criminal prosecution or debarment;

- subject the award of some contracts to protest or challenge by competitors, which may require the contracting agency or department to suspend our performance pending the outcome of the protest or challenge and which may also require the government to solicit new bids for the contract or result in the termination, reduction or modification of the awarded contract;

- suspend work under existing multiple year contracts and related task orders if the necessary funds are not appropriated by the relevant governmental authority; and

- decline to exercise an option to extend an existing multiple year contract.

Governmental authorities may terminate contracts with us either for convenience (for instance, due to a change in perceived needs or a desire to consolidate work under another contract) or if we default by failing to perform under the contract. Upon a termination for convenience, we are generally able to recover the purchase price for delivered items and reimbursement of allowable work-in-process costs. If a governmental authority terminates a contract with us based upon our default, we generally would be denied any recovery for undelivered work, and instead may be liable for excess costs incurred by the government in procuring undelivered work. The exercise by any governmental entity of one or more of these rights under its agreements with us could have a material adverse effect on our business, financial condition and results of operations.

Technology and Privacy Related Risks

A failure in or breach of our networks or systems, including as a result of cyber-attacks, could have a material adverse effect on our business.

Our efforts to minimize the likelihood and impact of adverse cybersecurity incidents and to protect data and intellectual property may not be successful and our business has in the past been and could be negatively affected by cyber or security threats or other disruptions. We routinely experience various cybersecurity threats to our technology infrastructure, unauthorized attempts to gain access to our company, employee and customer-sensitive information, insider threats and other attacks. Our customers, suppliers, subcontractors, and partners experience similar security threats. In addition to cyber threats, we face threats to the security of our facilities and employees, which could materially disrupt our business if carried out. We could also be impacted by the improper conduct of our employees or others working on behalf of us who have access to export controlled or Controlled Unclassified Information (CUI), which could adversely affect our business and reputation. The threats we face vary from attacks common to most industries, such as ransomware, to more advanced and persistent threats and highly organized adversaries, including nation state actors, which target us and other defense contractors and other companies. These threats can cause disruptions to our business operations. Additionally, the prevalence and increasing sophistication of artificial intelligence may increase the frequency or efficacy of cyberattacks, and the use of artificial intelligence by us or the third parties on which we depend to operate our business may create new cybersecurity vulnerabilities, including those which may not be recognized at this time. In addition to cyber threats, our cybersecurity and processing systems, as well as those of our third-party service providers, including cloud service providers, newly acquired companies that have not yet been integrated, and those of our clients which we periodically manage, may experience damage or disruption from a number of causes, including power outages, computer and telecommunication failures, internal design, manual or usage errors, workplace violence or wrongdoing, catastrophic events, natural disasters, and severe weather conditions. These systems may also be damaged, disrupted, or fail entirely because of computer viruses or other malicious codes, social-engineering schemes, unauthorized access attempts, and cyber-attacks that could include phishing-attacks, denial-of-service attacks, ransomware, malware, and hacking. If we are unable to protect sensitive information, including complying with evolving information security and data protection/privacy regulations, our customers or governmental authorities could question the adequacy of our threat mitigation and detection processes and procedures. Moreover, depending on the severity of an incident, our customers' data, our employees' data, our intellectual property (including trade secrets and research, development, and engineering know-how), and other third-party data (such as subcontractors, suppliers and vendors) could be compromised.

We believe our possession of CUI, confidential or protected client information may put us at a greater risk of being targeted. In addition, we manage and operate supervisory control and data acquisition systems at several operations and maintenance, or O&M, client facilities, including water and renewable energy facilities, and another cyber-attack or other system failure could cause the facility to be shutdown, which could create regulatory compliance issues, cause a contamination event or have other adverse consequences for which we could have liability. Because of the persistence, sophistication, and volume of cyber-attacks, we may not be successful in defending against an attack that could have a material adverse effect on us and due to the evolving nature of these security threats, the impact of any future incident cannot be predicted. We also typically work cooperatively with our customers, suppliers, subcontractors, and entities we acquire, who or which are subject to similar threats, to seek to minimize the impact of cyber threats, other security threats or business disruptions. These entities, which are typically outside our control and may have access to our information, have varying levels of cybersecurity expertise and safeguards, and their relationships with government contractors, including us, may increase the likelihood that they are targeted by the same cyber threats we face. The security measures and procedures we, our clients, and third-party service providers have in place to protect sensitive data and other information may not be successful or sufficient to counter data breaches, cyber-attacks, or system failures.

Our systems and those of third parties with whom we do business have been, and will likely continue to be, subject to these types of malicious attacks. To our knowledge, there has not been a significant breach of our systems, and no attack on our systems has had a direct, material impact on us or our business to date. We cannot, however, predict the extent and severity of any additional future attacks that may occur.

Laws and regulations regarding the handling of client confidential data and information may have a negative impact on our business.

Certain aspects of our business rely on the processing of our clients' confidential data in several jurisdictions and the movement of data across borders. Legal requirements relating to the collection, storage, handling, use, disclosure, transfer, and security of this information continue to evolve, and regulatory scrutiny in this area is increasing. Significant uncertainty exists as privacy and data protection laws may be interpreted and applied differently in different jurisdictions and may create inconsistent or conflicting requirements. Although we have procedures and systems in place to address applicable legal and regulatory requirements for those aspects of our business impacted by these laws, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase, and we could be subject to such activity. The enactment of more restrictive laws, rules, regulations or future enforcement actions or investigations could increase costs or restrictions on certain of our businesses, and noncompliance with existing or future laws could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Indebtedness

Our current indebtedness, and any future indebtedness we may incur, may limit our operational and financing flexibility and negatively impact our business.

Our Senior Secured Credit Agreement, provided for a $500.0 million credit facility comprised of a $200.0 million term loan and a $300.0 million revolving line of credit, or the 2025 Credit Facility. Pursuant to the 2025 Credit Facility, the Company also has the option to borrow up to an aggregate of $200.0 million in incremental term loans or increased commitments under the revolving line of credit subject to the satisfaction of certain conditions. The revolving line of credit includes a $20.0 million sublimit for the issuance of letters of credit. Subject to certain exceptions, all amounts under the 2025 Credit Facility will become due on February 26, 2030. As of December 31, 2025, our total indebtedness net of deferred debt issuance costs was $288.3 million, consisting of $282.2 million outstanding under the 2025 Credit Facility, $197.5 million of which was outstanding under the term loan, $84.7 million of which was outstanding under the revolving line of credit and $8.1 million of which was outstanding under our aircraft loan.

See Note 13 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

We also may enter into new borrowing arrangements and incur significant indebtedness in the future to continue to support our organic and acquisition-related growth.

Our existing and any future indebtedness could have important consequences, including:

- making it more difficult for us to make payments on our existing indebtedness;

- increasing our vulnerability to general economic and industry conditions;

- requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

- exposing us to the risk of increased interest rates on our borrowings under our 2025 Credit Facility, which is at variable rates of interest;

- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

Our ability to make payments on debt, to repay existing or future indebtedness when due, to fund operations and significant planned capital expenditures and to support our acquisition strategy will depend on our ability to generate cash in the future. Our ability to produce cash from operations is, and will be, subject to a number of risks, including those described in "—Risks Related to Our Business and Industry" and elsewhere in this Annual Report on Form 10-K. Our financial condition, including our ability to make payments on our debt, is also subject to external factors such as interest rates, the level of lending activity in the credit markets and other external industry-specific and more general external factors, including those described in "—Risks Related to Our Business and Industry" and elsewhere in this Annual Report on Form 10-K.

We may not be able to borrow additional financing or to refinance our 2025 Credit Facility or other indebtedness we may incur in the future, if required, on commercially reasonable terms, if at all. In addition, our ability to borrow under our 2025 Credit Facility is subject to significant conditions. See Note 13 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Despite our current level of indebtedness, we may incur more debt.

We may be able to incur significant additional indebtedness in the future. For example, we may incur additional indebtedness in connection with future acquisitions. Although our 2025 Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations that do not constitute indebtedness. As of December 31, 2025, the 2025 Credit Facility provided for an aggregate unused capacity of $215.3 million (without giving effect to any outstanding letters of credit, and subject to borrowing base limitations, if any). The 2025 Credit Facility also allows us to increase the aggregate borrowings thereunder by up to $200.0 million. See Note 13 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on, or to refinance our respective obligations under, our indebtedness, and to fund planned capital expenditures, future acquisitions and other corporate expenses will depend on our future operating performance and on economic, financial, competitive, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which we may be subject. Many of these factors are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness and fund planned capital expenditures and future acquisitions, we must continue to execute on our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or execution of our acquisition strategy, seek additional capital, sell assets or refinance all or a portion of our indebtedness on or before maturity, any of which could materially and adversely affect our future revenue prospects.

Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our existing or future debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Our 2025 Credit Facility, and our airplane loan, restrict our ability to consummate or use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair. Any proceeds that we receive may not be adequate to meet any debt service obligations then due. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness.

Our 2025 Credit Facility restricts our ability to engage in some business and financial transactions.

Our 2025 Credit Facility contains a number of covenants that among other things, limit our ability to:

- incur additional indebtedness or guarantees;
- create liens on assets;
- enter into sale and leaseback transactions;
- engage in mergers or consolidations;
- pay dividends and make distributions and other restricted payments;
- make certain investments, loans or advances;
- repay subordinated indebtedness;
- make certain acquisitions;
- engage in certain transactions with affiliates;
- change our lines of business;
- restrict distributions by our restricted subsidiaries;
- amend or otherwise modify organizational documents or certain debt agreements; and
- manage cash and other assets in our deposit accounts and securities accounts.

In addition, our 2025 Credit Facility contains certain financial covenants that, among other things, require us not to exceed specified total debt leverage ratios and to maintain a fixed charge coverage ratio. Among other things, we may not be able to borrow money under our 2025 Credit Facility if we are unable to comply with the financial and other covenants included therein. Our 2025 Credit Facility also contains certain customary representations and warranties, affirmative covenants and events of default (including, among other things, an event of default upon a change of control). If an event of default occurs, our lenders will be entitled to take various actions, including the acceleration of amounts due under our 2025 Credit Facility and all actions permitted to be taken by a secured creditor.

Any future debt that we incur may contain additional and more restrictive negative covenants and financial maintenance covenants. These restrictions could limit our ability to obtain debt financing, repurchase stock, pay dividends, refinance or pay principal on our outstanding debt, complete acquisitions for cash or debt or react to changes in our operating environment or the economy.

Our failure to comply with obligations under our 2025 Credit Facility or the agreements governing any future indebtedness may result in an event of default under the applicable agreement. A default, if not cured or waived, may permit acceleration of some or all of our other indebtedness and trigger other termination and similar rights under other contracts. We cannot be certain that we will be able to remedy any defaults and, if our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all, any of which could have a material adverse effect on our business, financial condition and results of operations.

See Note 13 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Risks Related to Ownership of Our Common Stock

The trading price of our common stock has been and may continue to be volatile and could decline substantially.

The market price of our common stock has been, and may continue to be, highly volatile and subject to wide fluctuations. Some of the factors that could negatively affect the market price of our common stock or result in significant fluctuations in price, regardless of our actual operating performance, include:

- actual or anticipated variations in our quarterly operating results;

- changes in market valuations of similar companies;

- changes in the markets in which we operate;

- additions or departures of key personnel;

- actions by stockholders, including sales of large blocks of our common stock or sales of common stock by any of our officer or directors;

- short selling of our common stock or related derivative securities or hedging activities;

- general market, economic and political conditions, including an economic slowdown, inflation or changes in interest rates;

- changes to the regulatory and legal landscape that drives a portion of our revenue;

- any significant volatility in the liquidity of the trading market for our common stock;

- speculation in the press or investment community;

- our operating performance and the performance of other similar companies;

- our ability to accurately project future results and our ability to achieve those or meet the expectations of other industry and analyst forecasts; and

- new legislation or other political or regulatory developments that adversely affect us, our markets or our industry.

The trading market for our common stock is also influenced in part by the research and other reports that industry or securities analysts may publish about us or our business or industry. If one or more analysts downgrade our stock, issue other unfavorable commentary about us or our industry or inaccurate research, or cease coverage or fail to regularly publish reports on us, our stock price and trading volume could decline.

Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry, and often occurs without regard to the operating performance of the affected companies. Therefore, factors that have little or nothing to do with us could cause the price of our common stock to fluctuate, and these fluctuations or any fluctuations related to our company could cause the market price of our common stock to decline materially.

We have no present intention to pay dividends on our common stock.

We have no present intention to pay dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our 2025 Credit Facility agreements governing any other indebtedness we may enter into and other factors that our board of directors deems relevant. See Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividend Policy." Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Our ability to raise capital in the future may be limited. We may not be able to secure additional financing on terms that are acceptable to us, or at all.

In order for us to grow and successfully execute our business plan, we will require additional financing. Additionally, our business and operations may consume resources faster than we anticipate. Therefore, in the future, we expect we will raise additional funds through various financings that may include the issuance of new equity securities, debt or a combination of both. However, any sale or perception of a possible sale by our affiliates, and any related decline in the market price of our common stock, could impair our ability to raise capital. Further, additional financing, whether debt or equity, may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Risks Related to Provisions in Our Charter Documents

Provisions of our amended and restated governing documents, Delaware law and other documents could discourage, delay or prevent a merger or acquisition at a premium price.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. For example, our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- permit us to issue, without stockholder approval, preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

- prevent stockholders from acting by written consent;

- limit the ability of stockholders to amend our certificate of incorporation and bylaws;

- require advance notice for nominations for election to the board of directors and for stockholder proposals; and

- do not permit cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election.

These provisions may discourage, delay or prevent a merger or acquisition of our company, including a transaction in which the acquirer may offer a premium price for our common stock.

We are also subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. In addition, our 2017 Stock Plan permits accelerated vesting of stock options and restricted stock, and payments to be made to the employees thereunder in certain circumstances, in connection with a change of control of our company, which could discourage, delay or prevent a merger or acquisition at a premium price. In addition, our 2025 Credit Facility includes, and other debt instruments we may enter into in the future may include, provisions entitling the lenders to demand immediate repayment of all borrowings upon the occurrence of certain change of control events relating to our company, which also could discourage, delay or prevent a business combination transaction. See "Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law That May Have an Anti-Takeover Effect" in the Description of Securities exhibit filed as exhibit 4.2 to this Annual Report on Form 10-K.

Our amended and restated certificate of incorporation includes an exclusive forum clause, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, is a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction or declines to accept jurisdiction, the federal district court for the District of Delaware); in all cases subject to such court having personal jurisdiction over the indispensable parties named as defendants.

In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision does not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and results of operations.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. The exclusive forum clause may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. See "Exclusive Forum Clause" in the Description of Securities exhibit filed as exhibit 4.2 to this Annual Report on Form 10-K.

General Risks

Our profitability will suffer if we are not able to price our services appropriately or control our costs.

Our margins, and therefore our profitability, are largely a function of the rates we are able to charge for our services and the costs incurred to provide such services. Accordingly, if we are not able to maintain, raise or otherwise appropriately set our pricing, or we are not able to maintain or reduce costs as and when needed, we will not be able to sustain our margins and our business and results of operations will be adversely affected. If we are not able to raise the rates we charge for our services to offset the impact of any cost increases, we will not be able to sustain our margins and our profitability will suffer.

The rates we are able to charge for our services are affected by a number of factors, including:

- our clients' perception of our ability to add value through our services;

- general competition;

- introduction of new services or solutions by us or our competitors;

- pricing policies of our competitors; and

- general economic conditions.

Our costs are affected by a number of factors, including:

- our cost of labor and our ability to transition our technical personnel from completed projects to new engagements;

- our ability to effectively and efficiently staff projects;

- our ability to forecast demand for our services;

- our ability to manage the costs of indirect expenses and other related factors, including inflation; and

- our overhead costs necessary to support the successful delivery of services.

Our profitability is a function of our ability to raise prices, control our costs and improve our efficiency. We may not be able to raise prices sufficiently to cover higher costs of labor and other input costs. In addition, as we increase the number of our technical personnel and execute our strategy for growth, we may not be able to manage a significantly larger workforce, control our costs or improve our efficiency.

We have a history of losses and may not be able to achieve or sustain profitability in the future.

While we have been able to generate revenues, we may not be able to increase the amount of revenues we generate, and we might incur net losses for some time as we continue to grow. We experienced net losses in each year since inception, including net losses of $0.8 million and $62.3 million for the fiscal years ended December 31, 2025 and 2024, respectively, and we may incur net losses in the future. As of December 31, 2025, we had an accumulated deficit of $273.5 million. It is difficult for us to predict our future results of operations, and we expect our operating expenses to increase significantly over the next several years as we continue to hire additional personnel, expand our operations and infrastructure, integrate completed acquisitions, make and integrate future acquisitions and invest in research and development. If we fail to increase our revenue to offset the increases in our operating expenses, we may not achieve or sustain profitability in the future.

We may not be successful in promoting and further developing our brands, which could adversely affect our business.

We have a limited operating history as a company and, as a result, the Montrose brand is not fully established, although many of the brands we use, including those acquired through our acquisition activity, have a longer and more well-established history. Our industry is highly fragmented and we believe that our future success depends in part on our ability to maintain and further strengthen and consolidate our core brands across the diverse range of environmental services that we provide. Strengthening and consolidating our brands will require significant time, expense and the attention of management, and any success will depend largely on our marketing efforts and ability to provide our clients with high-quality services. If a client is not satisfied with our services, including those of our technical employees, it may be more damaging to our brand and business as compared to that of larger, more established companies. Additionally, to the extent our clients draw regulatory or media scrutiny regarding their environmental impact or other areas where we may provide services to them, we may as a consequence also draw scrutiny. We are also investing more in brand development and brand consolidation and there can be no assurances that this investment will generate additional revenues or business. If we fail to successfully maintain and continue to grow our brands through promotion and other efforts, incur excessive unanticipated expenses in attempting to promote and maintain our brands, or lose clients as a result, our business, financial condition and results of operations may be adversely affected.

Our global operations subject us to additional risks that could adversely affect our business.

We have activities outside of the United States. Our operations, as well as those of our clients, are therefore subject to regulatory, economic, political and other events and uncertainties in countries where these operations are located. Further, our growth strategy includes expansion into additional international markets. In addition to the risks discussed elsewhere herein that are common to both our domestic and international operations, we face risks specific to our foreign activities, including but not limited to:

- political, social, economic and financial instability, including wars, civil unrest, acts of terrorism and other conflicts, including the wars in Ukraine and the Middle East and surrounding areas;

- difficulties and increased costs in developing, staffing and simultaneously managing a large number of varying foreign operations as a result of distance, language and cultural differences;

- restrictions and limitations on the transfer or repatriation of funds and fluctuations in currency exchange rates;

- the economic impact of future tariffs and counter-measures on industries in countries in which we operate;

- complying with varying legal and regulatory environments in multiple foreign jurisdictions, including privacy laws such as the E.U. General Data Protection Regulation;

- laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses;

- potential for privatization and other confiscatory actions; and

- other dynamics in international jurisdictions, any of which could result in substantial additional legal or compliance costs, liabilities or obligations for us or could require us to significantly modify our current business practices or even exit a given market.

Foreign operations bring increased complexity and the costs of managing or overseeing foreign operations, including adapting and localizing services or systems to specific regions and countries, can be material. Further, international operations carry inherent uncertainties regarding the effect of local or domestic actions, such as the United Kingdom's departure from the European Union (Brexit), any of which could be material. These and other risks related to our foreign operations, or the associated costs or liabilities, could have a material adverse effect on our business, financial condition and results of operations.

Any inability to develop or maintain and protect our intellectual property could have a material adverse effect on us.

We rely on a combination of patents, trademarks, trade names, trade secrets, confidentiality and nondisclosure clauses and agreements and other unregistered rights to define and protect our rights to our brand and the intellectual property used in our business. We also rely on industry and market "know-how" that cannot be registered and may not be subject to any confidentiality or nondisclosure clauses or agreements. We are also expanding the software and application design work that we do in house, including applications to take real-time measurements of certain contaminants in the air, and have increased our research and development spending. These intellectual property rights or others we develop, obtain or acquire may not, however, provide us with a significant competitive advantage because our rights may not be sufficiently broad or may be challenged, invalidated or subject to government march-in or sovereign rights or compulsory licensing, sunshine laws or be subject to freedom of information requests or court-ordered public disclosure. Further, our use of contractual provisions, confidentiality procedures and agreements and other registrations may not be sufficient to protect our intellectual property rights, these protective measures may be circumvented or our rights may be misappropriated, disparaged, diluted or stolen, particularly in countries where intellectual property rights laws are not highly developed, protected or enforced. Others may independently develop similar intellectual property designed around ours. Our intellectual property may also be replaced by new technologies to which we have no right of use or can only acquire such use at unreasonable or unsustainable costs. Any inability to develop or acquire and maintain the necessary intellectual property rights for our business or to protect our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Claims that we infringe on the intellectual property rights of others could have a material adverse effect on us.

Technology is an important part of our business and, as a result, from time to time others may claim that we have infringed upon, misappropriated, misused or otherwise violated their intellectual property rights, whether as a result of the use of third party equipment or technologies or those that we may develop in-house. Regardless of the merit of such claims, responding to these types of claims can be expensive, time consuming and may divert a substantial portion of management's time and attention away from running our business. If any aspect of our business is found to infringe the intellectual property rights of others, we could lose critical rights, we may be required to pay substantial damages or on-going licensing or royalty fees or we may be required to redesign, rework, replace or entirely discontinue aspects of our operations, any of which could come at substantial cost and significantly restrict or prohibit our future operations. Further, we may not be able to take any required actions on commercially reasonable terms or at all. Any infringement may also require us to enter into a settlement agreement and could also trigger indemnification obligations to our clients or under other contractual provisions. Any claim that we have misappropriated the intellectual property of others, whether or not valid, could have a material adverse effect on our business, financial condition and results of operations.

Legal and regulatory claims and proceedings could have a material adverse effect on us.

We and our clients are subject to claims, litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future, some of which could be material. In addition to those claims discussed in greater detail elsewhere in "—Risks Related to Our Business and Industry," we have been, and may in the future be, subject to claims involving labor and employment, anti-discrimination, commercial disputes and other matters. We may also be exposed to potential claims arising from the conduct of our employees for which we may be liable. In addition, in the normal course of our business, we are required to make professional judgments and recommendations about environmental conditions of project sites for our clients, and we may be subject to claims that we are responsible for these judgments and recommendations if they are later found to be inaccurate.

Claims and proceedings, whether or not they have merit and regardless of the outcome, are typically expensive and can divert the attention of management and other personnel and require the commitment of significant resources for extended periods of time. Additionally, claims and proceedings can impact client confidence and the general public's perception of our company and services and solutions, even if the underlying assertions are proven to be false. The outcomes of litigation and similar disputes are often difficult to reliably predict and may result in decisions or settlements that are contrary to or in excess of our expectations and losses may exceed our reserves. Any claims or proceedings, particularly those in which we are unsuccessful or for which we did not establish adequate reserves, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to taxation in multiple jurisdictions. Any adverse development in the tax laws of any of these jurisdictions, any disagreement with our tax positions or any changes in effective tax rates could have a material adverse effect on our business, financial condition or results of operations.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions, including non-U.S. jurisdictions as a result of the expansion of our international operations and our corporate entity structure. We are also subject to transfer pricing laws with respect to our intercompany transactions. Adverse developments in tax laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material adverse effect on our business, financial condition or results of operations. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of our transactions, it could have a material adverse effect on our business, financial condition or results of operations.

In addition, our tax obligations and effective tax rates could be adversely affected by recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, varying tax rates in the different jurisdictions in which we operate, changes in foreign currency exchange rates or changes in the valuation of our deferred tax assets and liabilities.

If our research and development activities are unsuccessful, our business could be harmed.

The success of our research and development activity is highly uncertain. Research and development efforts can require substantial technical, financial and human resources. We may focus our efforts and resources on potential technologies that ultimately prove to be unsuccessful and technologies that first appear promising may be delayed or fail to reach later stages of development. Decisions regarding the further advancement of these technologies must sometimes be made with limited and incomplete data, which makes it difficult to ensure or even accurately predict the outcomes. Because we have limited resources, we may forgo pursuing one opportunity that later is proven to have greater commercial potential. Even if our efforts do yield new technologies, we may not be able to convert those technologies into commercially viable offerings in the long term. Further, we may not be able to recover any increased investment in our research and development activities if the particular activities do not generate viable commercial services or products we can offer to our customers or use in the provision of services. If our research and development activities are unsuccessful, our technologies and offerings may not keep pace with the market, and we may lose clients and one or more competitive advantages, any of which could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with anti-corruption and similar laws could subject us to penalties and other adverse consequences.

We are required to comply with the FCPA and similar laws in other countries that prohibit improper payments or offers of payment to foreign officials and political parties for the purpose of obtaining or retaining business as well as require companies to maintain accurate books and records. Bribery, corruption and trade laws and regulations, and the enforcement thereof, are increasing in frequency, complexity and severity on a global basis. In many foreign countries it may be a local custom that businesses operating in such countries engage in practices that are prohibited by the FCPA or other similar laws and regulations. Although we have implemented policies and procedures requiring our employees, consultants and other third parties with whom we do business to comply with the FCPA and similar laws and regulations, we have limited experience in these areas and there can be no assurance that our policies will be adequate or prevent and deter violations of these types of laws. If our employees, consultants or other third parties with whom we do business do violate these laws or our policies, we may be ultimately held responsible, and any violation could result in severe criminal or civil sanctions, fines and penalties and suspension or debarment from U.S. government contracting, any of which could have a material and adverse effect on our business, financial condition and results of operations.

Insufficient insurance coverage could have a material adverse effect on us.

We maintain property, business interruption, counterparty and liability insurance coverage that we believe is consistent with industry practice. However, our insurance program does not cover, or may not adequately cover, every potential risk associated with our business and the consequences thereof. In addition, market conditions or any significant claim or a number of claims made by or against us could cause our premiums and deductibles to increase substantially and, in some instances, our coverage may be reduced or become entirely unavailable. In the future, we may not be able to obtain meaningful coverage at reasonable rates for a variety of risks. If our insurance coverage is insufficient, if we are not able to obtain sufficient coverage in the future, or if we are exposed to significant losses as a result of any risks for which we may self-insure, any resulting costs or liabilities could have a material adverse effect on our business, financial condition and results of operations.

Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting.

To comply with the requirements of being a public company, we have undertaken and may need to undertake in the future various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management's attention from other matters that are important to the operation of our business. If we identify material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting or issues an adverse report in the event it is not satisfied with the level at which our controls are documented, designed or operating, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources. Failure to maintain effective controls and procedures and comply with Section 404 could also delay or otherwise adversely affect our ability to timely produce accurate financial statements and related information, which could restrict our access to capital markets and cause the price of our common stock to fall.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We maintain a cybersecurity risk management program designed to assess, identify, and manage material risks from cybersecurity threats, including unauthorized access to our information systems and the confidential, proprietary, business, and personal information we process and store. Our cybersecurity risk management processes are integrated into our enterprise risk management framework and are aligned with the National Institute for Standards and Technology Risk Management Framework (NIST RMF), other industry-recognized standards, and contractual requirements. These processes are led under the oversight of our Chief Information Officer (CIO) and implemented by a dedicated information security team in coordination with senior management and other business functions.

As part of our cybersecurity risk management processes, we periodically conduct ongoing risk assessments, vulnerability management activities, application security assessments, penetration testing, and security audits to identify and manage cybersecurity risks. We also maintain an enterprise-wide cybersecurity training and awareness program for employees.

We engage third parties in connection with our cybersecurity risk management processes, including a managed security service provider that supports security monitoring and incident response in coordination with our internal team. We also engage assessors, consultants, and auditors from time to time to assist with cybersecurity risk assessment, threat identification, and remediation, and we participate in government and industry information-sharing initiatives.

We have processes to oversee and manage cybersecurity risks associated with third-party service providers, including through monitoring activities and the use of security controls and technologies.

We maintain an incident response plan aligned with NIST RMF that provides for the investigation, containment, escalation, and remediation of cybersecurity incidents, including procedures to assess materiality and escalate potentially material incidents to senior management and the Audit Committee.

As of December 31, 2025, we were not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Governance

In December 2025, Montrose welcomed a new Chief Information Officer (CIO). Our CIO brings deep expertise in cybersecurity and data privacy, supported by more than 20 years of experience leading technology, security, and digital transformation functions across multiple organizations. His background includes overseeing enterprise security programs, implementing large‑scale infrastructure modernization initiatives, and driving the adoption of industry‑standard cybersecurity frameworks designed to enhance organizational resilience.

Montrose has a dedicated cybersecurity team under the oversight of our CIO that is responsible for defining and overseeing the implementation of Montrose's cybersecurity and data privacy strategies, policies, and procedures. Additionally, a third-party cybersecurity advisor meets with the CIO and cybersecurity team leaders to review strategies and progress. Montrose's Enterprise Cybersecurity Council, consisting of the CIO, Information Security Director, Infrastructure Director, and senior security architects and engineers, is responsible for identifying, assessing, and managing material risks from cybersecurity threats. The council meets monthly to review cybersecurity risks, evaluate performance metrics, and identify areas for improvement. The council monitors progress on cybersecurity-related projects, employee training completion, and phishing response rates. Additionally, the council monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Members possess extensive cybersecurity experience and hold certifications such as Certified Information Security Manager (CISM), Certified Information Systems Security Professional, Certified Ethical Hacker, and Cisco Certified Network Associate.

The Board oversees Montrose's processes for assessing and mitigating risk, including cybersecurity risk. The Audit Committee maintains delegated oversight of cybersecurity risks, engaging third-party expertise as it determines is needed to advise on infrastructure, policies, and practices. Our CIO briefs the Audit Committee quarterly on cybersecurity and data privacy risks, incidents, and ongoing projects. The full Board receives quarterly updates from the Audit Committee and periodic briefings from the CIO on cybersecurity and data privacy risk management.

In accordance with our Incident Response Plan, in the event of a potentially material cybersecurity event, the Audit Committee as well as our General Council, Chief Financial Officer, and CEO would be notified, briefed, and involved in oversight of mitigation, reporting, and recovery measures as appropriate.

Item 2. Properties.

Our principal executive offices are located at 5120 Northshore Drive, North Little Rock, Arkansas. We currently operate out of approximately 120 locations across North America, Canada, and Australia, all of which are leased locations other than one owned building for an environmental laboratory in Richmond, Virginia used in our Measurement and Analysis segment. Our lease terms vary from month-to-month to multi-year current commitments of up to 20 years, with our average commitment being 4 years. We believe that our existing facilities are adequate to meet our current requirements and that comparable space is readily available in similar locations.

Item 3. Legal Proceedings.

From time to time, we are subject to various legal proceedings that arise in the normal course of our business activities, including those involving labor and employment, anti-discrimination, commercial disputes and other matters. We are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations or financial position. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol "MEG".

Holders of Record

As of February 20, 2026, there were approximately 148 stockholders of record of our common stock. This number does not represent the actual number of beneficial owners of our common stock because shares are often held in "street name" by securities dealers, brokers, institutions and others for the benefit of individual owners who have the right to vote their shares. We are unable to estimate the total number of beneficial owners represented by these record holders.

Dividend Policy

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in the agreements governing our existing indebtedness and any other indebtedness we may enter into and other factors that our board of directors deems relevant.

The agreements governing our existing indebtedness contain, and debt instruments that we enter into in the future may contain, covenants that place limitations on the amount of dividends we may pay. In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus, which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or, if there is no surplus, out of our net profits for the then current and immediately preceding year.

Unregistered Sales of Equity Securities

On December 30, 2025, we issued an aggregate of 10,680 shares of common stock to the former owners of Spirit as purchase price consideration related to an earnout payment. These issuances of common stock were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof as transactions by an issuer not involving any public offering.

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph depicts the total cumulative stockholder return on our common stock, for the five-year period through December 31, 2025, relative to the performance of the Russell 2000 Index and MSCI USA ESG Leaders. The graph assumes an initial investment of $100.00 at the close of trading on December 31, 2020 and that all dividends paid by companies included in these indices have been reinvested. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.



Date	Montrose Environmental Group	Russell 2000 Index	MSCI USA ESG Leaders
12/31/2020	$ 100.00	$ 100.00	$ 100.00
12/31/2021	227.75	114.82	131.73
12/31/2022	143.38	91.35	105.11
12/31/2023	103.78	106.82	135.74
12/31/2024	59.92	119.14	167.75
12/31/2025	80.20	134.40	200.03

Securities Authorized for Issuance Under Equity Compensation Plans

For information on securities authorized for issuance under our equity compensation plans, see Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Item 6. [Reserved.]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes and other information included in Item 8. "Financial Statements and Supplementary Data." This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in Item 1A. "Risk Factors" and elsewhere in this Annual Report on Form 10-K. See "Forward-looking Statements."

Overview

Since our inception in 2012, our mission has been to help clients and communities meet their environmental goals and needs. According to data derived from a 2025 Environmental Industry Study prepared by Environmental Business International, Inc., or EBI, the global environmental industry is estimated to generate approximately $1.9 trillion in revenues in 2026, with $620.0 billion concentrated in the United States.

Our Segments

We provide environmental services to our clients through three business segments—Assessment, Permitting and Response, Measurement and Analysis, and Remediation and Reuse. For more information on each of our operating segments, see Item 1. "Business" and our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Assessment, Permitting and Response

Assessment, Permitting and Response segment provides scientific advisory and consulting services to support environmental assessments, environmental emergency response and recovery, toxicology consulting and environmental audits and permits for current operations, facility upgrades, new projects, decommissioning projects and development projects. We work closely with clients to navigate the regulatory process at the local, state, provincial and federal levels, identify the potential environmental and political impacts of their decisions and develop practical mitigation approaches, as needed. In addition to environmental toxicology and given our expertise in helping businesses plan for and respond to disruptions, our scientists and response teams have helped clients navigate their preparation for and response to emergency response situations.

Measurement and Analysis

Measurement and Analysis segment is one of the largest providers of environmental testing and laboratory services in North America. Our highly credentialed teams test and analyze air, water and soil to determine concentrations of contaminants, as well as the toxicological impact of contaminants on flora, fauna and human health. Our offerings include source and ambient air testing and monitoring, leak detection, and advanced multi-media laboratory services, including air, soil, stormwater, wastewater and drinking water analysis.

Remediation and Reuse

Remediation and Reuse segment provides clients with engineering, design, and implementation services, primarily (i) treatment technologies which treat contaminated water, or (ii) soil remediation. Our employees, including engineers, scientists and consultants, provide these services to assist our clients in designing solutions, managing products and mitigating environmental risks and liabilities at their locations. We do not own the properties or facilities at which we implement these projects or the underlying liabilities, nor do we own material amounts of the equipment used in projects.

These operating segments have been structured and organized to align with how we view and manage the business with the full lifecycle of our clients' targeted environmental concerns and needs in mind. Within each segment, we cover similar service offerings, regulatory frameworks, internal operating structures and client types. Corporate activities not directly related to segment performance, including general corporate expenses, interest and taxes, are reported separately.

Key Factors that Affect Our Business and Our Results

Our operating results and financial performance are influenced by a variety of internal and external trends and other factors. Some of the more important factors are discussed briefly below.

Acquisitions

Although we did not consummate any acquisitions in 2025, we have been, and expect to continue to be, an acquisitive company. Acquisitions have expanded our environmental service capabilities across all three segments, our access to technology, as well as our geographic reach in the United States, Canada, Europe and Australia. See Item 1. "Business—Strategic Acquisitions." The table below sets forth the number of acquisitions completed in 2024 and 2023, fiscal year revenues contributed by those acquisitions in the year of acquisition, and the percentage of total annual revenues attributable to those acquisitions:

(Revenues in thousands)	Acquisitions Completed	Fiscal Year Revenues Attributable to Acquisitions	Percentage of Fiscal Year Revenues
Fiscal year 2024	6	$ 44,590	6.4%
Fiscal year 2023	5	69,059	11.1%

Revenues from acquired companies exclude intercompany revenues from revenue synergies realized between business lines within operating segments, as these are eliminated at the consolidated segment and Company level. We expect our revenue growth to continue to be driven in significant part by acquisitions. See Note 8 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

As a result of our acquisitions, goodwill and other intangible assets represent a significant proportion of our total assets, and amortization of intangible assets has historically been a significant expense. Our historical financial statements also include other acquisition-related costs, including costs relating to external legal support, diligence and valuation services and other transaction and integration-related matters. In addition, in any year gains and losses from changes in the fair value of business acquisition contingencies such as earn outs could be significant. The amount of each for the last three fiscal years is:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Amortization expense	$ 29,929	$ 34,943	$ 30,130
Acquisition-related costs	1,825	7,827	6,930
Fair value changes in business acquisition contingencies	900	534	84

We expect that amortization of identifiable intangible assets and other acquisition-related costs, assuming we continue to acquire, will continue to be significant.

During the year ended December 31, 2025, we made contingent consideration payments of $17.8 million for Epic, SensibleIoT, LLC (Sensible), Vandrensning, and Spirit, of which $10.0 million was paid in cash, and $7.7 million was paid in the Company's common stock. During the year ended December 31, 2024, we made earn-out payments of $1.5 million in connection with our acquisition of Huco Consulting, Inc. (Huco) of which, $0.4 million was paid in cash, and the remaining $1.1 million in the Company's common stock. In connection with certain of our acquisitions, we may make up to $17.6 million in aggregate earn-out payments between the years 2026 and 2027, of which up to $5.1 million may be paid only in cash, up to $2.8 million may be paid only in common stock and up to $9.7 million may be paid, at our option, in cash or common stock. See Note 8 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Organic Growth

We define organic growth as the change in revenues excluding revenues from i) our environmental emergency response business, ii) acquisitions for the first twelve months following the date of acquisition, and iii) businesses held for sale, disposed of or discontinued. Management uses organic growth as one of the means by which it assesses our results of operations. Organic growth is not, however, a measure of revenue growth calculated in accordance with U.S. generally accepted accounting principles, or GAAP, and should be considered in conjunction with revenue growth calculated in accordance with GAAP. We have grown organically over the long term and expect to continue to do so.

Discontinued Service Lines and Contracts

Periodically, or when circumstances warrant, we evaluate the performance of our business services to ensure that performance and outlook are consistent with expectations, and that the services offered are consistent with the Company's mission.

During the first quarter of 2023, we determined to sell one of our specialty lab testing businesses, the Discontinued Specialty Lab, whose service offering was non-core to our business. On December 29, 2023, we sold the assets of the Discontinued Specialty Lab for a total sales price of $4.8 million. Proceeds from the sale were paid in cash of $0.5 million, and a promissory note receivable of $4.3 million. We recorded a gain on the sale of the assets of approximately $1.8 million and recorded a current expected loss of $2.2 million against the promissory note receivable. The Discontinued Specialty Lab, which was part of our Measurement and Analysis segment, generated revenues of $8.8 million in the year ended December 31, 2023. The discontinuation of this specialty service line did not represent a strategic shift that had a major effect on our operations and financial results, therefore it did not meet the requirements to be classified as discontinued operations.

Revenue Mix

Our segments and our business lines within each segment generate different levels of profitability and, accordingly, shifts in the mix of revenues between segments can impact our consolidated reported net income or loss, net income or loss margin, Segment Adjusted EBITDA and Segment Adjusted EBITDA margin from quarter to quarter and year to year. Inter-company revenues between business lines within segments have been eliminated. See Note 19 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Our revenues and certain expenses, including selling, general and administrative expense, vary from period to period due primarily to changes in organic growth, the incremental contribution from recent acquisitions and strategic decisions we may make from time to time. When we refer to changes driven by organic growth, we are referring to the contribution from businesses that have been part of Montrose for more than 12 months, with certain limited exclusions as discussed in greater detail above. In a given reporting period, when we refer to revenue changes driven by acquisitions, we are referring to the revenue contribution from any acquisition from its closing date through the first 12 months of that acquisition, at which point any subsequent contribution therefrom would be organic.

Financing Costs

Financing costs are driven by interest incurred on our outstanding borrowings under the 2025 Credit Facility, as well as fees paid on the unutilized capacity of the facility and outstanding letters of credit issued under the facility. Interest is also incurred on outstanding borrowings under the Aircraft Loan and amounts outstanding under our capital lease facilities. Financing costs also include the amortization or write-offs of deferred debt issuance costs and amounts paid under our interest rate swaps. Amounts received related to our interest rate swaps are netted against financing costs.

Total debt, net of deferred debt issuance costs, at December 31, 2025 was $288.3 million, which was an increase of $65.6 million compared to December 31, 2024. The increase was primarily driven by an increase of $59.5 million outstanding under our revolving line of credit.

Interest expense, net was $19.6 million, $15.9 million and $7.8 million in the years ended December 31, 2025, 2024 and 2023, respectively. We expect interest expense to remain a significant cost as we continue to leverage our 2025 Credit Facility to support our operations and future acquisitions. Our 2025 Credit Facility funded a portion of the redemption of the Series A-2 Preferred Stock in April and July 2025.

In February 2025, we refinanced our 2021 Credit Facility and replaced it with a new 2025 Credit Facility. See Note 13 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Corporate and Operational Infrastructure Investments

Our historical operating results reflect the impact of our ongoing investments in our corporate infrastructure to support our growth. We have made and expect to continue to make investments in our business platform that we believe have laid the foundation for continued growth. Investments in logistics, quality, risk management, sales and marketing, safety, human resources, research and development, finance and information technology and other areas, enable us to support continued growth. These investments should allow us to improve our margins over time.

Seasonality

Due to the field-based nature of certain of our services, weather patterns generally impact our field-based teams' ability to operate in the winter months. As a result, our operating results experience quarterly variability with generally lower revenues and lower earnings in the first and fourth quarters and higher overall revenues and earnings in the second and third quarters. As we continue to grow and expand into new geographies and service lines, quarterly variability in our Measurement and Analysis and Remediation and Reuse segments may deviate from historical trends.

Earnings Volatility

In addition to the impact of seasonality on earnings, our environmental emergency response business exposes us to potentially significant revenue and earnings fluctuations tied to large environmental emergency response projects following an incident or natural disaster or more broad scale events. Total revenue from emergency response related services was $77.0 million, $48.0 million, and $91.4 million in the years ended December 31, 2025, 2024 and 2023, respectively. Demand for environmental emergency response services remains difficult to predict and as a result, we may have experienced revenues and earnings in prior years that are not indicative of future results, making those periods particularly difficult comparisons for future periods. Earnings volatility is also driven by the timing of large projects, particularly in our Remediation and Reuse segment, and the impact of acquisitions. As a result of these factors, and because demand for environmental services is not driven by specific or predictable patterns in one or more fiscal quarters, our business is better assessed based on annual results.

Results of Operations

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

	Year Ended December 31,	
(in thousands, except per share data)	2025	2024
Revenues	$ 830,538	$ 696,395
Cost of revenues (exclusive of depreciation and amortization)	496,192	418,193
Selling, general and administrative expense	270,806	261,627
Fair value changes in business acquisition contingencies	900	534
Depreciation and amortization	50,915	52,762
Income (loss) from operations	11,725	(36,721)
Other income (expense), net	19,063	(1,735)
Interest expense, net	(19,567)	(15,862)
Income (loss) before income taxes	11,221	(54,318)
Income tax expense	12,064	7,996
Net loss	$ (843)	$ (62,314)
Series A-2 dividend payment	(4,150)	(11,064)
Net loss attributable to common stockholders	$ (4,993)	$ (73,378)
Weighted average common shares outstanding		
Basic	35,120	33,061
Diluted	35,120	33,061
Net loss per share attributable to common stockholders		
Basic	$ (0.14)	$ (2.22)
Diluted	$ (0.14)	$ (2.22)

Revenues

	Year Ended December 31,		Change	
(in thousands, except %)	2025	2024	$	%
Revenues	$ 830,538	$ 696,395	$ 134,143	19.3%

For the year ended December 31, 2025, we generated revenues of $830.5 million, an increase of $134.1 million or 19.3% from the year ended December 31, 2024. The period over period increase in revenues was primarily driven by strong organic growth of 12.7% or $81.8 million across all three segments, $29.0 million higher emergency response revenue, and $25.0 million from acquisitions completed in 2024. Revenue from environmental response was $77.0 million and $48.0 million for the years ended December 31, 2025 and 2024, respectively. Revenues from the exited European operations were $3.8 million for the year ended December 31, 2025, compared to $3.2 million for the year ended December 31, 2024.

Revenue by segment, and as a percentage of total revenues, was as follows:

	Year Ended December 31,				
	2025			**2024**	
		% of Total			**% of Total**
(in thousands, except %)	**Revenues**	**Revenues**		**Revenues**	**Revenues**
Assessment, Permitting and Response	$ 307,428	37.0%	$	214,850	30.9%
Measurement and Analysis	245,860	29.6		224,366	32.2
Remediation and Reuse	277,250	33.4		257,179	36.9
	$ 830,538		$	696,395	

Cost of Revenues

	Year Ended December 31,		Change	
(in thousands, except %)	**2025**	**2024**	**$**	**%**
Cost of revenues (exclusive of depreciation and amortization)	$ 496,192	$ 418,193	$ 77,999	18.7%
Cost of revenue as a % of revenue	59.7%	60.1%		

Cost of revenues consists of all direct costs required to provide services, including fixed and variable direct labor costs, material parts and components, and other outside services, field and lab supplies, vehicle costs and travel-related expenses. Variable costs of revenues generally follow the same trends as revenue, while fixed costs tend to change primarily as a result of acquisitions.

Cost of revenues for the year ended December 31, 2025 increased from the year ended December 31, 2024 driven primarily by an increase in revenues. Cost of revenues as a percentage of revenue dropped to 59.7% from 60.1% in 2024, primarily due to favorable segment revenue mix. Revenue in our Assessment, Permitting and Response segment which has our lowest cost of revenues as a percentage of revenue, increased to 37.0% of total revenues for the year ended December 31, 2025 from 30.9% in the prior year. Cost of revenues as a percentage of revenue also benefited from operating leverage in our Measurement and Analysis segment, partially offset by higher sub-contract costs in our Assessment, Permitting and Response segment attributable to higher external lab spending on higher emergency response revenues.

Selling, General and Administrative Expense

	Year Ended December 31,		Change	
(in thousands, except %)	**2025**	**2024**	**$**	**%**
Selling, general and administrative expense	$ 270,806	$ 261,627	$ 9,179	3.5%

Selling, general and administrative expense consists of general corporate overhead, including executive, legal, finance, safety, risk management, human resource, marketing and information technology related costs, as well as indirect operational costs of labor, rent, insurance and stock-based compensation.

Selling, general and administrative expense for the year ended December 31, 2025 increased by $9.2 million or 3.5% compared to the year ended December 31, 2024. This increase was primarily driven by an increase of $22.1 million in labor costs, mainly driven by a $10.8 million increase in bonus expenses, as well as an increase in headcount, $6.7 million increase in bad debt expense, primarily driven by an increase in aged receivables from the City of Tustin, and $2.0 million increase in severance costs. These increases were partially offset by a decrease of $22.5 million in stock based compensation expense, primarily related to the expensing of the unamortized value of executive team stock appreciation rights (SARs) in the prior year.

See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" for additional information regarding the impact of inflation on our business and Note 17 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data." for details on the SARs cancellation.

Depreciation and Amortization

(in thousands, except %)	Year Ended December 31,		Change	
	2025	2024	$	%
Depreciation and amortization	$ 50,915	$ 52,762	$ (1,847)	(3.5%)

The decrease in depreciation and amortization expense was primarily due to lower amortization of intangibles due to the absence of acquisitions in 2025, partially offset by increased depreciation expense due to higher property and equipment balances.

See Notes 6, 7, 8 and 9 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Other Income (Expense), Net

(in thousands, except %)	Year Ended December 31,		Change	
	2025	2024	$	%
Other income (expense), net	$ 19,063	$ (1,735)	$ 20,798	(1198.7%)

Other income, net for the year ended December 31, 2025 of $19.1 million was driven by a $20.2 million fair value gain related to the Series A-2 Preferred Stock conversion option and $0.8 million of other non-operating income, partially offset by a $2.0 million loss related to fair value adjustments on our interest rate swaps.

Other expense, net for the year ended December 31, 2024 of $1.7 million was driven by a $1.9 million loss related to fair value adjustments on our interest rate swaps and a $1.2 million loss related to fair value adjustments on the Series A-2 Preferred Stock conversion option, partially offset by $1.4 million gain from other income.

See Notes 13, 14 and 16 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Interest Expense, Net

(in thousands, except %)	Year Ended December 31,		Change	
	2025	2024	$	%
Interest expense, net	$ 19,567	$ 15,862	$ 3,705	23.4%

Interest expense, net incurred in the year ended December 31, 2025, was $19.6 million, compared to $15.9 million for the year ended December 31, 2024. The increase in interest expense was primarily due to a higher debt balance outstanding during the year, partially offset by lower interest rates. Interest expense in 2025 was also impacted by the write-off of deferred debt issuance costs of $0.9 million as a result of the refinancing of our senior secured credit facility in February 2025.

Weighted average interest rates as of December 31, 2025 and December 31, 2024 were 6.1% and 7.2%, respectively, before the benefit of interest rate swaps, and 5.5% and 5.8%, respectively, after the benefit of interest rate swaps. See "—Key Factors that Affect Our Business and Our Results—Financing Costs" and Notes 7 and 13 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Income Tax Expense

(in thousands, except %)	Year Ended December 31,		Change	
	2025	2024	$	%
Income tax expense	$ 12,064	$ 7,996	$ 4,068	50.9%

Income tax expense was $12.1 million and $8.0 million for the years ended December 31, 2025 and 2024, respectively. The difference between our effective tax rate and the federal statutory rate of 21.0% is primarily attributable to items recorded for GAAP but permanently disallowed for U.S. federal income tax purposes, change in valuation allowance, research and development tax credits and state and foreign income tax provisions.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

For a discussion of our consolidated results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 3, 2025, or the 2024 Annual Report.

Segment Results of Operations

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

	Year Ended December 31,					
	2025			2024		
(in thousands, except %)	Segment Revenues	Segment Adjusted EBITDA[1]	Segment Adjusted EBITDA Margin[2]	Segment Revenues	Segment Adjusted EBITDA[1]	Segment Adjusted EBITDA Margin[2]
Assessment, Permitting and Response	$ 307,428	$ 68,455	22.3%	$ 214,850	$ 48,020	22.4%
Measurement and Analysis	245,860	64,351	26.2	224,366	50,521	22.5
Remediation and Reuse	277,250	36,278	13.1	257,179	38,339	14.9
Total Reportable Segments	$ 830,538	$ 169,084	20.4%	$ 696,395	$ 136,880	19.7%
Corporate and Other		$ (52,920)	(6.4)%		$ (41,092)	(5.9)%

(1)   For purposes of evaluating segment profit, the Company's chief operating decision maker reviews Segment Adjusted EBITDA as a basis for making the decisions to allocate resources and assess performance. See Note 19 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

(2)   Represents Segment Adjusted EBITDA as a percentage of revenues.

Revenues

	Year Ended December 31,		Change	
(in thousands, except %)	2025	2024	$	%
Assessment, Permitting and Response	$ 307,428	$ 214,850	$ 92,578	43.1%
Measurement and Analysis	245,860	224,366	21,494	9.6
Remediation and Reuse	277,250	257,179	20,071	7.8
Total Reportable Segments	$ 830,538	$ 696,395	$ 134,143	19.3%

Assessment, Permitting and Response segment revenues for the year ended December 31, 2025 increased compared to the year ended December 31, 2024 due to organic growth within our non-response consulting and advisory services of 34.6% or $57.8 million driven by remediation consulting work cross sold from an initial emergency response incident, an increase in revenues from environmental emergency responses of $29.0 million, and $5.8 million additional revenue from acquisitions completed in 2024. Emergency response revenue was $77.0 million and $48.0 million for the years ended December 31, 2025 and December 31, 2024, respectively.

Measurement and Analysis segment revenues for the year ended December 31, 2025 increased compared to the year ended December 31, 2024 as a result of organic growth of 5.4% or $12.0 million and $11.6 million additional revenue from acquisitions completed in 2024, partially offset by a decrease in revenue of $2.3 million related to a lab sold in the fourth quarter of 2024. Organic growth was primarily driven by cross selling efforts and an increase in certain state regulatory requirements.

Remediation and Reuse segment revenues for the year ended December 31, 2025 increased compared to the year ended December 31, 2024 as a result of organic growth of 4.7% or $12.0 million and $7.6 million additional revenue from acquisitions completed in 2024. Organic growth was driven primarily by growth in our water treatment business partially offset by lower revenues in our renewables business, which we are winding down due in part to regulatory uncertainty and declining demand. Renewables revenue was $2.8 million and $12.6 million for the years ended December 31, 2025 and December 31, 2024, respectively. Revenues from the exited European operations were $3.8 million for the year ended December 31, 2025, compared to $3.2 million for the year ended December 31, 2024.

Segment Adjusted EBITDA

(in thousands, except %)	Year Ended December 31, 2025 Segment Adjusted EBITDA[1]	Year Ended December 31, 2024 Segment Adjusted EBITDA[1]	Year Ended December 31, 2025 Segment Adjusted EBITDA Margin[2]	Year Ended December 31, 2024 Segment Adjusted EBITDA Margin[2]	Change $ Segment Adjusted EBITDA[1]	Change Margin % Segment Adjusted EBITDA Margin[2]
Assessment, Permitting and Response	$ 68,455	$ 48,020	22.3%	22.4%	$ 20,435	(0.1)%
Measurement and Analysis	64,351	50,521	26.2	22.5	13,830	3.7
Remediation and Reuse	36,278	38,339	13.1	14.9	(2,061)	(1.8)
Total Reportable Segments	$ 169,084	$ 136,880	20.4%	19.7%	$ 32,204	0.7%
Corporate and Other	$ (52,920)	$ (41,092)	(6.4)%	(5.9)%	$ (11,828)	

(1) For purposes of evaluating segment profit, the Company's chief operating decision maker reviews Segment Adjusted EBITDA as a basis for making the decisions to allocate resources and assess performance. See Note 19 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

(2) Represents Segment Adjusted EBITDA as a percentage of revenues.

Assessment, Permitting and Response Segment Adjusted EBITDA for the year ended December 31, 2025 increased compared to the year ended December 31, 2024 primarily as a result of higher revenues. Segment Adjusted EBITDA margin for the year ended December 31, 2025 decreased compared to the year ended December 31, 2024 primarily as a result of a bad debt expense of $4.9 million related to the City of Tustin, partially offset by favorable emergency response revenue.

Measurement and Analysis Segment Adjusted EBITDA for the year ended December 31, 2025 increased compared to the year ended December 31, 2024 primarily as a result of higher revenues driven by organic growth. Segment Adjusted EBITDA margin for the year ended December 31, 2025 increased compared to the year ended December 31, 2024 primarily as a result of improved operating performance and operating leverage.

Remediation and Reuse Segment Adjusted EBITDA for the year ended December 31, 2025 decreased compared to the year ended December 31, 2024 primarily due to losses incurred in our renewable energy business in the current year, partially offset by higher revenues in our water treatment business. Segment Adjusted EBITDA margin for the year ended December 31, 2025 decreased compared to the year ended December 31, 2024 primarily as a result of losses incurred in our renewables business. Adjusted EBITDA in our renewable energy business was a loss of $4.4 million in the year ended December 31, 2025, compared to Adjusted EBITDA of $0.9 million in the prior year.

Corporate and other costs for the year ended December 31, 2025 increased compared to the year ended December 31, 2024 primarily due to higher bonus expense of $7.2 million, driven by an outperformance in the current year versus the prior year, higher outside service costs of $2.7 million primarily related to an IT migration, and higher non-bonus related payroll costs.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

For a discussion of our segment results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2024 Annual Report.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, other commitments and contractual obligations. We consider liquidity in terms of cash flows from operations and other sources, including availability under our 2025 Credit Facility, and their sufficiency to fund our operating and investing activities.

Our principal sources of liquidity have been cash generated by operating activities, borrowings under our senior secured credit facilities, other borrowing arrangements, and proceeds from the issuance of common stock. Historically, we have financed our operations and acquisitions from a combination of cash generated from operations, periodic borrowings under senior secured credit facilities, and proceeds from the issuance of common and preferred stock. Our primary cash needs are for day-to-day operations, to fund working capital requirements, to fund our acquisition strategy and any related cash earn-out obligations, to pay interest and principal on our indebtedness, and to make capital expenditures. Additionally, in connection with certain acquisitions, we agree to earn-out provisions and other purchase price adjustments that may require future payments. We may make up to $17.6 million in aggregate earn-out payments between the years 2026 and 2027 in connection with certain of our acquisitions of which up to $5.1 million may be paid only in cash, up to $2.8 million may be paid only in common stock and up to $9.7 million may be paid in cash or, at our option, in common stock. See Note 8 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data." As of December 31, 2025, we had $214.2 million available under the 2025 Credit Facility (after giving effect to any outstanding letters of credit, and subject to borrowing base limitations), and $11.2 million of cash on hand. In April and July 2025, we redeemed the remaining $122.2 million in aggregate stated value of the outstanding Series A-2 Preferred Stock using cash and borrowings under our revolving line of credit.

We expect to continue to finance our liquidity requirements, including any cash earn-out payments that may be required in connection with acquisitions, through cash generated from operations and borrowings under our 2025 Credit Facility. We believe these sources will be sufficient to fund our cash needs in the short-term and long-term.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Net cash provided by (used in):			
Operating activities	$ 107,476	$ 22,235	$ 56,022
Investing activities	(15,842)	(138,045)	(101,624)
Financing activities	(93,122)	106,002	(20,110)
Change in cash, cash equivalents and restricted cash	$ (1,488)	$ (9,808)	$ (65,712)

Operating Activities

Cash flows from operating activities can fluctuate from period-to-period as earnings, working capital needs and the timing of payments for contingent consideration, taxes, bonus payments and other operating items impact reported cash flows.

Net cash provided by operating activities was $107.5 million for the year ended December 31, 2025, compared to $22.2 million for the year ended December 31, 2024. The period-over-period increase of $85.2 million, was primarily due to an increase in earnings before non-cash items of $29.8 million, and improved working capital performance, reflecting a $55.2 million lower cash outflow.

Working capital (which excludes contingent consideration payments and changes in right-of-use assets) decreased by $14.8 million in the year ended December 31, 2025, primarily due to an increase in accounts payable and other accrued liabilities of $8.3 million and accrued payroll and benefits of $18.5 million, due to the timing of payments and growth in the company, partially offset by an increase in accounts receivable of $10.1 million driven by an increase in revenue.

For the year ended December 31, 2024, net cash provided by operating activities was $22.2 million, compared to net cash provided by operating activities of $56.0 million for the year ended December 31, 2023. The period-over-period decrease of $33.8 million, was primarily due to a higher increase in working capital of $40.4 million in 2024 versus $3.3 million in 2023, as well as higher interest payments of $6.7 million and higher tax payments of $3.2 million, partially offset by higher cash from operating activities before changes in working capital, interest, tax and contingent earnout payment of $4.3 million, and lower contingent earnout payments of $0.6 million.

Working capital increased by $40.4 million in the year ended December 31, 2024, primarily due to an increase in accounts receivable of $42.0 million driven by higher revenues in the fourth quarter versus the prior year, and the previously disclosed receivable from a large U.S. government project for the City of Tustin, CA. This increase was partially offset by an increase in accounts payable and other accrued liabilities (including accrued payroll) of $2.1 million, due to the timing of payments and growth in the company.

Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was $15.8 million primarily driven by $16.3 million in purchases of property and equipment.

For the year ended December 31, 2024, net cash used in investing activities was $138.0 million, driven by cash paid for the acquisitions of EPIC, 2DOT, ETA, Paragon, Spirit, and Origins, net of cash acquired, of $113.1 million, $21.3 million in purchases of property and equipment, $3.3 million in payment of other purchase price obligations. and $2.5 million of proprietary software development costs, partially offset by $2.1 million proceeds received from the sale of property and equipment.

For the year ended December 31, 2023, net cash used in investing activities was $101.6 million, driven by cash paid for the acquisitions of Matrix, GreenPath, Vandrensning, Frontier and EAI, net of cash acquired, of $66.2 million, as well as $29.6 million in cash consideration for purchases of property and equipment (which included the purchase of a $12.2 million replacement aircraft for use in emergency responses following an aircraft crash in February 2023), $3.4 million in proprietary software development costs, $2.6 million related to the minority investment in certain companies and the payment of assumed purchase price obligations of $1.4 million, partially offset by proceeds received from the sale of property and equipment of $1.0 million.

Financing Activities

For the year ended December 31, 2025, net cash used in financing activities was $93.1 million. Cash used in financing activities was driven by net repayments of borrowing of $612.6 million, redemption of the Series A-2 Preferred Stock of $122.2 million, contingent consideration payments of $11.0 million, repayments of finance leases of $11.1 million, taxes paid related to net share settlement of equity awards of $10.7 million, dividends on the Series A-2 Preferred Stock of $4.2 million, and payment of financing cost of $2.4 million, partially offset by borrowing under our credit facility of $677.6 million.

For the year ended December 31, 2024, net cash provided by financing activities was $106.0 million. Cash provided by financing activities was driven by proceeds from borrowing of $453.1 million, net proceeds from the issuance of common stock through a public offering of $121.8 million, and proceeds from the exercise of stock options of $2.1 million, partially offset by repayment of borrowing of $393.7 million, a partial redemption of the Series A-2 Preferred Stock of $60.0 million, and dividends on the Series A-2 Preferred Stock of $11.1 million.

For the year ended December 31, 2023, net cash used in financing activities was $20.1 million. Cash used in financing activities was driven by the payment of the quarterly dividends on the Series A-2 Preferred Stock of $16.4 million, amortization payments on the 2021 Credit Facility term loan and the aircraft loan of $12.2 million and $0.6 million, respectively, the repayment of finance leases of $4.6 million and the payment of acquisition-related contingent consideration of $1.9 million, partially offset by proceeds received from the aircraft loan of $10.9 and proceeds from the exercise of stock options of $4.7 million.

Credit Facilities

In February 2025, we replaced our existing senior secured credit facility with a new senior secured credit facility, the 2025 Credit Facility. Refer to Note 13 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

See Note 13 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data." for details on the 2025 Credit Facility and 2021 Credit Facility.

Series A-2 Preferred Stock

In January 2024, the Company redeemed $60.0 million in aggregate stated value of the Series A-2 Preferred Stock in cash. The Company redeemed $60.0 million and $62.2 million in aggregate stated value of the outstanding Series A-2 Preferred Stock on April 1, 2025 and July 1, 2025, respectively. The Company funded the redemptions with cash on hand and, with respect to the 2025 redemptions, borrowings under its senior secured credit facilities. Following the July 2025 redemption, no A-2 Preferred Shares remained outstanding.

See Note 16 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data." for details regarding the Series A-2 Preferred Stock.

Stock Repurchase Program

On May 7, 2025, the Company announced that its Board of Directors has approved a stock repurchase program of up to $40.0 million. The repurchase program does not have a set expiration date. The Company has not made any repurchases under the program to date.

Critical Accounting Policies and Estimates

The Company's significant accounting policies and estimates are described in Notes 2 and 3 to our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data.", which were prepared in accordance with U.S. GAAP. Critical accounting policies are those that we believe are both most important to the portrayal of our financial condition and results of operations, and require complex, subjective judgments, often as a result of the need to make estimates and assumptions about the effect of matters that are inherently uncertain. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances and judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following policies and estimates to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements:

Use of Estimates

U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates inherent in the preparation of the audited consolidated financial statements include, but are not limited to, management's forecast of future cash flows used as a basis to assess recoverability of long-lived assets, the allocation of purchase price to tangible and intangible assets, allowances for doubtful accounts, the estimated useful lives over which property and equipment is depreciated and intangible assets are amortized, subsequent measurement of goodwill, fair value of contingent consideration payables, fair value of embedded derivatives, equity-based compensation expense and deferred taxes. Actual results could materially differ from those estimates.

Revenue Recognition

Revenue is recognized in accordance with Financial Accounting Standards Board Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers. The following is considered in the recognition of revenue under ASC 606:

We account for individual promises in contracts as separate performance obligations if the promises are distinct. The assessment requires judgment. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. Certain contracts in our Measurement and Analysis segment have multiple performance obligations, most commonly due to the contracts providing for multiple laboratory tests which are individual performance obligations.

For the Measurement and Analysis contracts with multiple performance obligations, we allocate the transaction price to each performance obligation based on the relative standalone selling price of each performance obligation. The standalone selling price of each performance obligation is generally determined by the observable price of a service when sold separately.

On the majority of fixed fee contracts, we recognize revenue, over time, using either the proportion of actual costs incurred to the total costs expected to complete the contract performance obligation (cost to cost method), or the time-elapsed basis.

There are inherent uncertainties in the estimation process for cost to cost contracts, as the estimation of total contract costs and estimates to complete is complex, subject to many variables, and requires judgment. It is possible that estimates of costs to complete a performance obligation will be revised in the near-term based on actual progress and costs incurred. These uncertainties primarily impact our contracts in the Remediation and Reuse segment.

Time-and-materials contracts contain variable consideration. However, performance obligations qualify for the "Right to Invoice" practical expedient. Under this practical expedient, we recognize revenue, over time, in the amount to which we have a right to invoice.

Accounting for Acquisitions and Business Acquisition Contingencies

We account for acquisitions using the acquisition method of accounting. The most critical areas of judgment in applying the acquisition method include selecting the appropriate valuation techniques and assumptions that are used to measure the acquired assets and assumed liabilities at fair value, particularly for intangible assets, contingent consideration, acquired tangible assets such as property, plant and equipment. We may use independent valuation specialists to assist in determining the estimated fair values of assets acquired and liabilities assumed.

Subsequent changes in the fair value of contingent consideration are recognized as a gain or loss in our consolidated statements of operations. Payments of contingent consideration are reflected in financing activities in our consolidated statements of cash flows to the extent included as part of the initial purchase price, or in operating activities if the payment exceeds the amount included in the initial purchase price.

Impairments of Long Lived Assets and Goodwill

Goodwill is not amortized but is tested for impairment annually, or more often if impairment indicators are present, at the reporting unit level. We estimate the fair value of our reporting units based on the income approach utilizing the discounted cash flow method and the market-based approach utilizing the public company market multiple method. The valuation techniques we use are the discounted cash flow method and the guideline public company method, which are equally weighted, with key assumptions including estimated future cash flows, discount rates, peer public company group selection and financial performance of reporting units relative to the peer public company group.

We test our goodwill for impairment annually as of October 1. For the October 1, 2025 impairment test, all reporting units were tested using a qualitative approach. Under this approach, we assess qualitative factors and relevant events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of our analysis indicated that it is not more likely than not that the fair value of any reporting unit was less than its carrying amount, and thus, a quantitative analysis was not performed.

As part of our assessment, we evaluated macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant reporting unit-specific events. Based on this analysis, we concluded that no indicators of impairment were present as of October 1, 2025.

We will continue to closely monitor actual results against expectations and assess whether any significant changes in current events or conditions alter our projections for estimated future cash flows, discount rates, and market multiples. No triggering events were identified during the year that required an interim impairment test.

While we believe our conclusions regarding the fair value estimates of our reporting units are appropriate, these estimates are inherently uncertain and involve various judgments and assumptions. Factors influencing these estimates include the growth rate and extent in the markets served by our reporting units, the realization of future sales price and volume increases, fluctuations in exchange rates, fluctuations in price and availability of key materials, future operating efficiencies and, with respect to discount rates, volatility in interest rates and the cost of equity.

Embedded Derivatives

Embedded derivatives that are required to be bifurcated from the underlying host instrument are accounted for and valued as a separate financial instrument. These embedded derivatives are bifurcated, accounted for at their estimated fair value, which is based on certain estimates and assumptions, and presented separately on the consolidated statements of financial position. Our valuation of embedded derivatives follows the With and Without method of the income approach, where the value of the derivative is derived by comparing projected cash flows with and without the embedded feature. The discount rate reflects the level of risk associated with these cash flows and is determined based on and evaluation of the Company's credit risk and market required yields for comparable securities with similar credit risk. To derive a credit rating indication, the Company utilizes the Synthetic Credit Rating Model, and the recovery rate method is employed to establish the Company's discount rate. Changes in fair value of the embedded derivatives are recognized as a component of other income/ expense on our consolidated statements of operations.

Stock-based Compensation

We sponsor stock incentive plans that allow for issuance of employee stock options and other forms of equity incentives.

Awards that are issued to non-employees in exchange for their services are accounted for under ASC 505, Equity-Based Payments to Non-Employees. ASC 505 requires that the fair value of the equity instruments issued to a non-employee be measured on the earlier of: (i) the performance commitment date or (ii) the date the services required under the arrangement have been completed.

Certain of the performance based restricted stock units will only meet the requirements for establishing a grant date when the final calculated financial performance metrics and the amount of awards have been approved by our Board of Directors, which will then trigger the service inception date, the fair value of the awards, and the associated expense recognition period.

The fair value of the remaining stock-based payment awards is expensed over the vesting period of each tranche on a straight-line basis. Any modification of an award that increases its fair value will require us to recognize additional expense. The fair value of stock options under its employee stock incentive plan are estimated as of the grant date using the Black-Scholes option valuation model, which is affected by its estimates of the risk-free interest rate, its expected dividend yield, expected term and the expected share price volatility of its common shares over the expected term. No dividend rates are used in the calculation as these are not applicable to us. Forfeitures are recognized as incurred. Employee options are accounted for in accordance with the guidance set forth by ASC 718.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We have market risk exposure arising from changes in interest rates on our credit facility, which bears interest at rates that are benchmarked subject to the Company's leverage ratio and SOFR. Based on our overall interest rate exposure to variable rate debt outstanding as of December 31, 2025, which factors in our interest rate swaps on $200.0 million of debt, a 1.0% increase or decrease in interest rates on the term loan, aircraft loan, and revolving line of credit would impact our annual income (loss) before income taxes by approximately $0.9 million.

Inflation Risk

We experienced higher labor and significantly higher travel and other direct costs in the fiscal year ended December 31, 2024 as a result of elevated inflation, particularly in our Measurement and Analysis and Remediation and Reuse segments. In the year ended December 31, 2025, we also experienced, and continue to experience, modestly higher labor costs as a result of inflation. We believe we have successfully raised prices in businesses with short term contracts to offset these inflationary effects. We also have and are continuing to raise prices on medium term (one to four quarter) contracts as these contracts are renewed or new contracts are won, and as a result have been able to offset much of the impact of inflation to date. We expect to continue to raise prices if costs continue to increase, and as a result, we do not believe over a longer period of time that inflation will have a material effect on our business, financial condition or results of operations. If our costs were to become subject to additional and unanticipated significant sustained inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Exchange Risk

Foreign exchange risk exposure arises because we sell our services throughout Canada and Australia. Our exposure to this risk increased significantly due to our acquisitions of Paragon and Matrix in Canada and Epic in Australia. Revenues in certain foreign countries as well as certain expenses related to those revenues are transacted in currencies other than the U.S. dollar. As such, our future operating results are exposed to changes in exchange rates. When the U.S. dollar weakens against foreign currencies, the dollar value of revenues denominated in foreign currencies increases. When the U.S. dollar strengthens, the opposite situation occurs. Additionally, previously invoiced amounts can be positively or negatively affected by changes in exchange rates in the course of collection. A 1.0% increase or decrease in the U.S. dollar exchange rate would impact revenues by approximately $1.5 million and would have a negligible impact on annual net (loss) income.

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Montrose Environmental Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Montrose Environmental Group, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, convertible and redeemable series A-2 preferred stock and stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition for fixed fee contracts with customers under the cost-to-cost method — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company has certain contracts with customers in which revenue is recognized over time using the proportion of actual costs incurred to the total costs expected to complete the contract performance obligation ("cost-to-cost method"). The Company has determined that the cost-to-cost method best represents the transfer of services as the proportion closely depicts the efforts or inputs completed towards the satisfaction of a fixed fee contract performance obligation. There are inherent uncertainties in the estimation process for cost-to-cost contracts, as the estimation of total contract costs and estimates to complete is complex, subject to many variables, and requires judgment. Further, it is possible that estimates of costs to complete a performance obligation will be revised in the near-term based on actual progress and costs incurred. These judgments and estimation directly affect the amount of revenue recognized during the period relative to the total contract value.

Given the judgments necessary to account for the total contract costs that includes estimates to complete of fixed fee contract performance obligations are complex, auditing such estimates required extensive audit effort due to the subjectivity involved in assessing the estimates to complete and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates to complete costs for contract performance obligations included the following, among others:

- We selected a sample of long-term cost-to-cost contracts and performed the following:

  - Evaluated whether the contracts were properly included in management's calculation of long-term cost-to-cost revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation.

  - Compared the transaction price to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.

  - Tested the accuracy and completeness of the costs incurred to date for the performance obligation.

  - Evaluated the estimates to complete for the performance obligation by:

    - Comparing costs incurred to date to the costs management estimated to be incurred to date.

    - Assessing the reasonableness of management's estimates to complete costs by performing corroborating inquiries with project managers to understand the methodology, and comparing key assumptions to supporting documentation, including work plans, budgets, and supplier contracts.

    - Comparing management's estimates for the selected contracts to costs and profits of similar performance obligations, when applicable.

  - Testing the mathematical accuracy of management's calculation of revenue for the performance obligation.

- We evaluated management's ability to estimate total costs accurately by performing a hindsight analysis comparing actual costs to historical estimates for performance obligations that have been fulfilled.

/s/ Deloitte & Touche LLP

Costa Mesa, California
February 26, 2026

We have served as the Company's auditor since 2016.

MONTROSE ENVIRONMENTAL GROUP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands, except share data)

		December 31, 2025		December 31, 2024
Assets				
Current assets				
Cash, cash equivalents and restricted cash	$	11,223	$	12,935
Accounts receivable, net		155,380		158,883
Contract assets		58,831		52,091
Prepaid and other current assets		14,959		14,090
Total current assets		240,393		237,999
Non-current assets				
Property and equipment, net		63,853		63,776
Operating lease right-of-use asset, net		36,560		39,755
Finance lease right-of-use asset, net		37,595		19,643
Goodwill		466,786		467,789
Other intangible assets, net		126,383		152,756
Other assets		9,726		8,635
Total assets	$	981,296	$	990,353
Liabilities, Convertible and Redeemable Series A-2 Preferred Stock and Stockholders' Equity				
Current liabilities				
Accounts payable and other accrued liabilities	$	71,778	$	63,704
Accrued payroll and benefits		52,773		34,248
Business acquisitions contingent consideration, current		14,883		26,872
Current portion of operating lease liabilities		10,735		11,345
Current portion of finance lease liabilities		6,602		4,627
Current portion of long-term debt		11,230		17,866
Total current liabilities		168,001		158,662
Non-current liabilities				
Business acquisitions contingent consideration, long-term		2,755		6,255
Other non-current liabilities		7,088		5,550
Deferred tax liabilities, net		21,817		13,312
Conversion option related to Series A-2 Preferred Stock		—		20,224
Operating lease liability, net of current portion		28,215		30,880
Finance lease liability, net of current portion		25,180		11,460
Long-term debt, net of deferred financing fees		277,065		204,818
Total liabilities	$	530,121	$	451,161
Commitments and contingencies				
Convertible and redeemable Series A-2 Preferred Stock $0.0001 par value:				
Authorized, issued and outstanding shares: 0 and 11,667 at December 31, 2025 and December 31, 2024, respectively; aggregate liquidation preference of $0.0 million and $122.2 million at December 31, 2025 and December 31, 2024, respectively		—		92,928
Stockholders' equity:				
Common stock, $0.000004 par value; authorized shares: 190,000,000 at December 31, 2025 and December 31, 2024; issued and outstanding shares: 35,929,665 and 34,309,788 at December 31, 2025 and December 31, 2024, respectively		—		—
Additional paid-in-capital		727,927		721,067
Accumulated deficit		(273,513)		(272,670)
Accumulated other comprehensive loss		(3,239)		(2,133)
Total stockholders' equity		451,175		446,264
Total liabilities, convertible and redeemable Series A-2 Preferred Stock and Stockholders' Equity	$	981,296	$	990,353

The accompanying notes are an integral part of these consolidated financial statements.

MONTROSE ENVIRONMENTAL GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except per share data)

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenues	$	830,538	$	696,395	$	624,208
Cost of revenues (exclusive of depreciation and amortization shown below)		496,192		418,193		383,903
Selling, general and administrative expense		270,806		261,627		222,861
Fair value changes in business acquisition contingencies		900		534		84
Depreciation and amortization		50,915		52,762		45,780
Income (loss) from operations		11,725		(36,721)		(28,420)
Other income (expense), net		19,063		(1,735)		4,374
Interest expense, net		(19,567)		(15,862)		(7,793)
Total other expense, net		(504)		(17,597)		(3,419)
Income (loss) before expense from income taxes		11,221		(54,318)		(31,839)
Income tax expense (benefit)		12,064		7,996		(980)
Net loss	$	(843)	$	(62,314)	$	(30,859)
Equity adjustment from foreign currency translation		(1,106)		(1,910)		(231)
Comprehensive loss		(1,949)		(64,224)		(31,090)
Weighted average common shares outstanding						
Basic		35,120		33,061		30,058
Diluted		35,120		33,061		30,058
Net loss per share attributable to common stockholders						
Basic	$	(0.14)	$	(2.22)	$	(1.57)
Diluted	$	(0.14)	$	(2.22)	$	(1.57)
Net loss attributable to common stockholders						
Net loss	$	(843)	$	(62,314)	$	(30,859)
Convertible and redeemable Series A-2 Preferred Stock dividend		(4,150)		(11,064)		(16,400)
Net loss attributable to common stockholders	$	(4,993)	$	(73,378)	$	(47,259)

The accompanying notes are an integral part of these consolidated financial statements.

MONTROSE ENVIRONMENTAL GROUP, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE AND REDEEMABLE SERIES A-2 PREFERRED STOCK AND STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Convertible and Redeemable Series A-2 Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2022	17,500	$ 152,928	29,746,793	$ —	$ 492,676	$ (179,497)	$ 8	$ 313,187
Net loss	—	—	—	—	—	(30,859)	—	(30,859)
Stock-based compensation	—	—	—	—	47,267	—	—	47,267
Dividend payment to the Series A-2 Preferred stockholders	—	—	—	—	(16,400)	—	—	(16,400)
Common stock issuances pursuant to exercises and vesting of equity awards	—	—	330,173	—	4,690	—	—	4,690
Acquisitions consideration paid in common stock	—	—	86,577	—	2,598	—	—	2,598
Acquisitions contingent consideration paid in common stock	—	—	26,688	—	1,000	—	—	1,000
Accumulated other comprehensive loss	—	—	—	—	—	—	(231)	(231)
Balance at December 31, 2023	17,500	$ 152,928	30,190,231	$ —	$ 531,831	$ (210,356)	$ (223)	$ 321,252
Net loss	—	—	—	—	—	(62,314)	—	(62,314)
Stock-based compensation	—	—	—	—	64,665	—	—	64,665
Redemption of Series A-2 Preferred Stock	(5,833)	(60,000)	—	—	—	—	—	—
Dividend payment to the Series A-2 Preferred stockholders	—	—	—	—	(11,064)	—	—	(11,064)
Common stock issuances pursuant to exercises and vesting of equity awards	—	—	320,903	—	2,060	—	—	2,060
Issuance of common stock pursuant to follow-on offering	—	—	3,450,000	—	121,776	—	—	121,776
Acquisitions consideration paid in common stock	—	—	313,394	—	10,712	—	—	10,712
Acquisitions contingent consideration paid in common stock	—	—	35,250	—	1,087	—	—	1,087
Accumulated other comprehensive loss	—	—	—	—	—	—	(1,910)	(1,910)
Balance at December 31, 2024	11,667	$ 92,928	34,309,778	$ —	$ 721,067	$ (272,670)	$ (2,133)	$ 446,264
Net loss	—	—	—	—	—	(843)	—	(843)
Stock-based compensation	—	—	—	—	42,716	—	—	42,716
Redemption of Series A-2 Preferred Stock	(11,667)	(94,264)	—	—	(27,971)	—	—	(27,971)
Adjustment of preferred stock issuance costs	—	1,336	—	—	(1,336)	—	—	(1,336)
Dividend payment to the Series A-2 Preferred stockholders	—	—	—	—	(4,150)	—	—	(4,150)
Common stock issuances pursuant to exercises and vesting of equity awards	—	—	1,659,964	—	1,067	—	—	1,067
Common stock withheld related to net share settlement of equity awards	—	—	(406,655)	—	(10,738)	—	—	(10,738)
Acquisitions contingent consideration paid in common stock	—	—	366,578	—	7,272	—	—	7,272
Accumulated other comprehensive loss	—	—	—	—	—	—	(1,106)	(1,106)
Balance at December 31, 2025	—	$ —	35,929,665	$ —	$ 727,927	$ (273,513)	$ (3,239)	$ 451,175

The accompanying notes are an integral part of these consolidated financial statements.

MONTROSE ENVIRONMENTAL GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		For the Year Ended December 31,				
		2025		**2024**		**2023**
Operating activities:						
Net loss	$	(843)	$	(62,314)	$	(30,859)
Adjustments to reconcile net loss to net cash provided by operating activities:						
Provision (recovery) for credit loss		6,713		(146)		3,142
Depreciation and amortization		50,915		52,762		45,780
Non-cash leases expense		11,771		11,572		10,194
Stock-based compensation expense		42,716		64,665		47,267
Fair value changes in financial instruments		(18,251)		3,123		(4,129)
Write off of deferred financing costs		913		—		—
Deferred income taxes		9,901		4,286		(980)
Other operating activities, net		668		754		—
Changes in operating assets and liabilities, net of acquisitions:						
Accounts receivable and contract assets		(10,072)		(41,977)		(2,923)
Prepaid expenses and other current assets		(3,300)		(930)		(918)
Accounts payable and other accrued liabilities		8,348		3,798		(8,912)
Accrued payroll and benefits		18,525		(1,709)		9,464
Payment of contingent consideration		—		—		(611)
Change in operating leases		(11,809)		(12,027)		(10,493)
Other assets		1,281		378		—
Net cash provided by operating activities	$	107,476	$	22,235	$	56,022
Investing activities:						
Purchases of property and equipment		(16,317)		(21,333)		(29,578)
Proceeds from the sale of property and equipment		712		2,372		1,544
Proprietary software development and other software costs		(695)		(2,501)		(3,352)
Purchase price true ups		458		(3,287)		(1,425)
Minority investments		—		(210)		(2,626)
Cash paid for acquisitions, net of cash acquired		—		(113,086)		(66,187)
Net cash used in investing activities	$	(15,842)	$	(138,045)	$	(101,624)
Financing activities:						
Proceeds from revolving line of credit		477,599		403,116		—
Repayment of the revolving line of credit		(419,757)		(377,615)		—
Proceeds from the aircraft loan		—		—		10,935
Repayment of aircraft loan		(1,146)		(1,071)		(591)
Proceeds from term loan		200,000		50,000		—
Repayment of term loan		(191,718)		(15,000)		(12,211)
Payment of contingent consideration and other purchase price true ups		(11,045)		(363)		(1,949)
Repayment of finance leases		(11,092)		(5,489)		(4,584)
Payments of deferred financing costs		(2,407)		(348)		—
Proceeds from issuance of common stock for exercised stock options		1,067		2,060		4,690
Proceeds from issuance of common stock in follow-on offering, net of issuance costs		—		121,776		—
Taxes paid related to net share settlement of equity awards		(10,738)		—		—
Proceeds from building sale leaseback		2,500		—		—
Dividend payment to the series A-2 stockholders		(4,150)		(11,064)		(16,400)
Redemption of series A-2 Preferred Stock		(122,235)		(60,000)		—
Net cash provided by (used in) financing activities	$	(93,122)	$	106,002	$	(20,110)
Change in cash, cash equivalents and restricted cash		(1,488)		(9,808)		(65,712)
Foreign exchange impact on cash balance		(224)		(497)		(876)
Cash, cash equivalents and restricted cash:						
Beginning of year		12,935		23,240		89,828
End of year	$	11,223	$	12,935	$	23,240

The accompanying notes are an integral part of these consolidated financial statements.

MONTROSE ENVIRONMENTAL GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Supplemental disclosures of cash flows information:			
Cash paid for interest	$ 17,882	$ 14,780	$ 8,059
Cash paid for income tax	$ 5,505	$ 4,194	$ 997
Supplemental disclosures of non-cash investing and financing activities:			
Property and equipment purchased under finance leases	$ 23,384	$ 9,435	$ 8,298
Acquisitions unpaid contingent consideration	$ 17,638	$ 33,127	$ 6,040
Acquisitions contingent consideration paid in common stock	$ 7,272	$ 1,087	$ 1,000
Non-cash considerations received from sale of subsidiary	$ 4,470	$ —	$ —
Accrued purchases of property and equipment	$ 1,184	$ 983	$ 1,098
Common stock issued to acquire new businesses	$ —	$ 10,712	$ 2,598
Accrued lease surrender liability	$ —	$ —	$ 5,947
Promissory note receivable issued in connection with the sale of assets of the Discontinued Specialty Lab	$ —	$ —	$ 4,348

The accompanying notes are an integral part of these consolidated financial statements.

MONTROSE ENVIRONMENTAL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except where otherwise indicated)

1. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description of the Business—Montrose Environmental Group, Inc. ("Montrose" or the "Company") is a corporation formed on November 2013, under the laws of the State of Delaware. The Company has approximately 120 offices across the United States, Canada, and Australia and approximately 3,500 employees as of December 31, 2025.

Montrose is an environmental services company serving the recurring environmental needs of a diverse client base, including Fortune 500 companies and federal, state and local governments through the following three segments:

Assessment, Permitting and Response segment provides scientific advisory and consulting services to support environmental assessments, environmental emergency response and recovery, toxicology consulting and environmental audits and permits for current operations, facility upgrades, new projects, decommissioning projects and development projects. The Company works closely with clients to navigate the regulatory process at the local, state, provincial and federal levels, to identify the potential environmental and political impacts of their decisions and develop practical mitigation approaches, as needed. In addition to environmental toxicology and given the Company's expertise in helping businesses plan for and respond to disruptions, the Company's scientists and response teams have helped clients navigate their preparation for and response to emergency response situations.

Measurement and Analysis segment is one of the largest providers of environmental testing and laboratory services in North America. The Company's highly credentialed teams test and analyze air, water and soil to determine concentrations of contaminants, as well as the toxicological impact of contaminants on flora, fauna and human health. The Company's offerings include source and ambient air testing and monitoring, leak detection, and advanced multi-media laboratory services, including air, soil, stormwater, wastewater and drinking water analysis.

Remediation and Reuse segment provides clients with engineering, design, and implementation services, primarily to treat contaminated water and remove contaminants from soil. The Company's team, including engineers, scientists and consultants, provides these services to assist clients in designing solutions, managing products and mitigating environmental risks and liabilities at their locations. The Company does not own the properties or facilities at which it implements these projects or the underlying liabilities, nor does the Company own material amounts of the equipment used in projects.

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Intercompany balances and transactions are eliminated.

Reclassifications—Certain prior year amounts, which are not material, have been reclassified to conform to current year presentation in the consolidated statements of cash flows and notes to the consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include, but are not limited to, management's forecasts of future cash flows used as a basis to assess recoverability of goodwill and long-lived assets, the allocation of purchase price to tangible and intangible assets, allowances for doubtful accounts, the estimated useful lives over which property and equipment is depreciated and intangible assets are amortized, subsequent measurement of goodwill, the fair value of contingent consideration payables, the fair value of embedded derivatives, equity-based compensation expense and deferred taxes. These estimates could materially differ from actual results.

Cash, Cash Equivalents and Restricted Cash—The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company considers cash deposits in banks as cash with original maturities at purchase of three months or less as cash equivalents.

Cash, long-term debt and financial instruments subject the Company to concentrations of credit risk. To minimize the risk of credit loss, these financial instruments are primarily held with large, reputable financial institutions. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk associated with these accounts.

Cash that is restricted as to withdrawal or use under the terms of certain contractual agreements is recorded in restricted cash in the Company's consolidated statements of financial position. The Company's restricted cash balances were $0.2 million and $1.5 million as of December 31, 2025 and 2024, respectively.

Accounts Receivables-Net—Accounts receivable are presented in the consolidated statements of financial position, net of an allowance for doubtful accounts. The allowance for doubtful accounts is established at the origination of an account in accordance with Accounting Standard Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326). Accounting Standards Codification (ASC) 326 requires the Company to estimate the lifetime expected credit losses on such instruments and to record an allowance to offset the receivables.

Financial Instruments—The Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs and minimizes the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. The inputs to the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company considers the carrying values of cash, cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued expenses to approximate fair value for these financial instruments due to the short maturities of these instruments. The Company's interest rate swap, embedded derivatives, and any acquisition's contingent consideration are carried at fair value and determined according to the fair value hierarchy above.

The Company's variable rate borrowings under its Credit Facility (Note 13) is tied to market indices and, thus, approximate fair value. The estimated fair value of the long-term debt under the credit facility is based on borrowing rates currently available to the Company for loans with similar terms and remaining maturities.

Impairment of Long-Lived Assets—Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of long lived assets should be assessed. When such events or changes in circumstances are present, the Company estimates the future cash flows expected to result from the use of the asset (or asset group) and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount, the Company recognizes an impairment based on the fair value of such assets.

Acquisitions—The Company first assesses whether the acquisition represents a purchase of assets or a business. If the transaction is a business acquisition, the Company accounts for the acquisition using business combination accounting, which requires that assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. The purchase price of acquisitions is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on estimated fair values, and any excess purchase price over the identifiable assets acquired and liabilities assumed is recorded as goodwill. Goodwill represents the premium the Company pays over the fair value of the net tangible and intangible assets acquired. The Company may use independent valuation specialists to assist in determining the estimated fair values of assets acquired and liabilities assumed, which could require certain significant management assumptions and estimates. Transaction costs associated with acquisitions of businesses are expensed as they are incurred.

Business Acquisition Contingencies—Some of the Company's acquisition agreements include contingent consideration arrangements, which are generally based on the achievement of future performance thresholds. For each transaction, the Company estimates the fair value of contingent consideration payments as part of the initial purchase price and record the estimated fair value of contingent consideration as a liability. Subsequent changes in the fair value of contingent consideration are recognized as a gain or loss in the consolidated statements of operations. Payments of contingent consideration are reflected in financing activities in the consolidated statements of cash flows to the extent included as part of the initial purchase price, or in operating activities if the payment exceeds the amount included in the initial purchase price.

Goodwill—Goodwill is not amortized but instead qualitatively or quantitatively tested for impairment at least annually. Should an event or circumstances indicate that a reduction in fair value of the reporting unit may have occurred during the year, goodwill would also be tested at such occasion. The Company performs its goodwill test at the reporting unit level. If necessary, the goodwill quantitative impairment test is performed on October 1st every year.

The Company uses a two-step process to assess the realizability of goodwill. The first step (generally referred to as a "step 0" analysis) is a qualitative assessment that analyzes current economic indicators associated with a particular reporting unit. For example, the Company analyzes changes in economic, market and industry conditions, business strategy, cost factors, and financial performance, among others, to determine if there are indicators of a significant decline in the fair value of a particular reporting unit. If the qualitative assessment indicates a stable or improved fair value, no further testing is required. If a qualitative assessment indicates it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company will proceed to the quantitative second step (generally referred to as a "step 1" analysis).

Step 1 of the quantitative test requires comparison of the carrying value of each of the reporting units to the respective fair value, calculated based on weighted income and market-based approaches. If the carrying value of the reporting unit is less than the fair value, no impairment exists. Otherwise, the Company would recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit.

The Company's annual assessment of goodwill has historically been completed as of the beginning of the fourth quarter each year. The Company performed its 2025 and 2024 annual assessments as of October 1 of each year and determined that no impairment existed as the estimated fair value of each of the Company's reporting units was in excess of its respective carrying value. Also, no triggering events or changes in circumstances occurred during the period October 1, 2025 through December 31, 2025 that warranted retesting goodwill for impairment.

Embedded Derivatives—Embedded derivatives that are required to be bifurcated from the underlying host instrument are accounted for and valued as a separate financial instrument. These embedded derivatives are bifurcated, accounted for at their estimated fair value, which is based on certain estimates and assumptions, and presented separately on the consolidated statements of financial position. Our valuation of embedded derivatives follows the With and Without method of the income approach, where the value of the derivative is derived by comparing projected cash flows with and without the embedded feature. The discount rate reflects the level of risk associated with these cash flows and is determined based on and evaluation of the Company's credit risk and market required yields for comparable securities with similar credit risk. To derive a credit rating indication, the Company utilizes the Synthetic Credit Rating Model, and the recovery rate method is employed to establish the Company's discount rate. Changes in fair value of the embedded derivatives are recognized as a component of other income/expense on the Company's consolidated statements of operations (Note 16).

Foreign Currency—The Company historically has operations in the United States, Canada, Australia and Europe. In 2025, the Company exited all operations in Europe. The results of its non-U.S. dollar based functional currency operations are translated to U.S. dollars at the average exchange rates during the period. The Company's assets and liabilities are translated using the exchange rate as of the date of the consolidated statement of financial position and equity is translated using historical rates. Adjustments resulting from the translation of the consolidated financial statements of the Company's foreign functional currency subsidiaries into U.S. dollars are excluded from the determination of net income (loss) and instead are included in accumulated other comprehensive loss as a separate component of stockholders' equity. Foreign exchange transaction gains and losses are included in selling, general and administrative expense on the consolidated statements of operations.

Accumulated Other Comprehensive Loss—Accumulated other comprehensive loss, as presented on the consolidated statements of redeemable convertible and redeemable Series A-2 Preferred Stock and stockholders' equity, consists of unrealized gains and losses on foreign currency translation. Comprehensive income (loss) is not included in the computation of income tax benefit.

Revenue Recognition—Revenue is recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers. The following is considered by the Company in the recognition of revenue under ASC 606:

The Company's services are performed under two general types of contracts (i) fixed-price and (ii) time-and-materials. Under fixed-price contracts, customers pay an agreed-upon amount for a specified scope of work agreed to in advance of the project. Under time-and-materials contracts, customers pay for the hours worked and resources used based on agreed-upon rates. Certain of the Company's time-and-materials contracts are subject to maximum contract amounts. The duration of the Company's contracts ranges from less than one month to over a year, depending on the scope of services provided. Payment terms are agreed upon at the time of contract approval and are typically net 30. Costs to obtain and fulfill contracts associated with system sales are expensed as a cost of revenue when the Company has fulfilled its performance obligations.

The Company accounts for individual promises in contracts as separate performance obligations if the promises are distinct. The assessment requires judgment. The majority of the Company's contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. Certain contracts in the Company's Measurement and Analysis segment have multiple performance obligations, most commonly due to the contracts providing for multiple laboratory tests which are individual performance obligations.

For the Measurement and Analysis contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the relative standalone selling price of each performance obligation. The standalone selling price of each performance obligation is generally determined by the observable price of a service when sold separately.

Fixed fee contracts—On the majority of fixed fee contracts, the Company recognizes revenue, over time, using either the proportion of actual costs incurred to the total costs expected to complete the contract performance obligation (cost to cost method), or the time-elapsed basis. The Company determined that the cost to cost method best represents the transfer of services as the proportion closely depicts the efforts or inputs completed towards the satisfaction of a fixed fee contract performance obligation. Under the time-elapsed basis, the arrangement is considered a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e. distinct days of service). The Company applies a time-based measure of progress to the total transaction price, which results in ratable recognition over the term of the contract. For a portion of the Company's laboratory service contracts, revenue is recognized as performance obligations are satisfied over time, with recognition reflecting a series of distinct services using the output method. The Company determined that this method best represents the transfer of services as the customer obtains equal benefit from the service throughout the service period.

There are inherent uncertainties in the estimation process for cost to cost contracts, as the estimation of total contract costs and estimates to complete is complex, subject to many variables, and requires judgment. It is possible that estimates of costs to complete a performance obligation will be revised in the near-term based on actual progress and costs incurred. These uncertainties primarily impact the Company's contracts in the Remediation and Reuse segment.

Time-and-materials contracts—Time-and-materials contracts contain variable consideration. However, these arrangements qualify for the "Right to Invoice" practical expedient. Under this practical expedient, the Company recognized revenue, over time, in the amount to which the Company has a right to invoice. In addition, the Company is not required to estimate such variable consideration upon inception of the contract and reassess the estimate each reporting period. The Company determined that this method best represents the transfer of services as, upon billing, the Company had a right to consideration from a customer in an amount that directly corresponded with the value to the customer of the Company's performance completed to date.

Segment Reporting—Operating segments are components of an enterprise for which discrete financial reporting information is available and evaluated regularly by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. The Company has identified its Chief Executive Officer as the CODM. The CODM views the Company's operations and manages the businesses as three operating segments, which are also the Company's reportable segments: (i) Assessment, Permitting and Response, (ii) Measurement and Analysis, and (iii) Remediation and Reuse.

Stock-Based Compensation—The Company sponsors stock incentive plans that allow for issuance of employee stock options, restricted stock awards, restricted stock units and stock appreciation rights awards.

There are certain awards that were issued to non-employees in exchange for their services and are accounted for under ASC 505, Equity-Based Payments to Non-Employees. ASC 505 requires that the fair value of the equity instruments issued to a non-employee be measured on the earlier of: (i) the performance commitment date or (ii) the date the services required under the arrangement have been completed.

Certain of the performance based restricted stock units will only meet the requirements for establishing a grant date when the final calculated financial performance metrics and the amount of awards have been approved by the Company's Board of Directors, which will then trigger the service inception date, the fair value of the awards, and the associated expense recognition period.

The fair value of the remaining stock-based payment awards is expensed over the vesting period of each tranche on a straight-line basis. Any modification of an award that increases its fair value will require the Company to recognize additional expense. The fair value of stock options under its employee stock incentive plan are estimated as of the grant date using the Black-Scholes option valuation model, which is affected by its expected dividend yield, expected term and the expected share price volatility of its common shares over the expected term. No dividend rates are used in the calculation as these are not applicable to the Company. Forfeitures are recognized as incurred. Employee options are accounted for in accordance with the guidance set forth by ASC 718, Stock Based Compensation.

Income Taxes—The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enacted date.

A valuation allowance is recorded when it is more-likely-than-not some of the deferred tax assets may not be realized. Significant judgment is applied when assessing the need for a valuation allowance and the Company considers all available positive and negative evidence, including future taxable income, reversals of existing deferred tax assets and liabilities and ongoing prudent and feasible tax planning strategies in making such assessment. Should a change in circumstances lead to a change in judgment regarding the utilization of deferred tax assets in future years, the Company will adjust the related valuation allowance in the period such change in circumstances occurs.

For acquired business entities, if the Company identifies changes to acquired deferred tax asset valuation allowances or liabilities related to uncertain tax positions during the measurement period, and they relate to new information obtained about facts and circumstances existing as of the acquisition date, those changes are considered a measurement period adjustment and the offset is recorded to goodwill.

The Company records uncertain tax positions on the basis of the two-step process in which (i) it determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50.0% likely to be realized upon ultimate settlement with the related tax authority. The Company classifies interest and penalties recognized on uncertain tax positions as a component of income tax expense.

3. SUMMARY OF NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

ASU 2023-05 —In August 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-05 Business Combinations — Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement, under which an entity that qualifies as either a joint venture or a corporate joint venture is required to apply a new basis of accounting upon the formation of the joint venture. Specifically, the ASU provides that a joint venture or a corporate joint venture must initially measure its assets and liabilities at fair value on the formation date. The amendments in ASU 2023-05 are effective for all joint ventures within the ASU's scope that are formed on or after January 1, 2025. The Company adopted the standard on January 1, 2025. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

ASU 2023-09 —In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for the Company's fiscal year beginning after December 15, 2024 and is being applied using the retrospective approach. The Company adopted the standard on January 1, 2025. The adoption did not have an impact on the recognition or measurement of income taxes in the Company's consolidated financial statements, and only required additional disclosures. The Company updated its income tax disclosures in accordance with the guidance.

Recently Issued Accounting Pronouncements Not Yet Adopted

ASU 2024-03 —In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), which is intended to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). ASU 2024-03 is effective for the Company's fiscal year beginning January 1, 2027 and interim periods within fiscal years beginning after December 15, 2027, and allows the use of a prospective or retrospective approach. The Company plans to adopt the standard on January 1, 2027 and is currently evaluating the impact of the adoption of the standard on its consolidated financial statements.

ASU 2025-06 —In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06), which removes all references to software development project stages, making the guidance neutral to different software development methodologies. Under the ASU, software capitalization will begin when management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used as intended. ASU 2025-06 is effective for the Company's fiscal year beginning January 1, 2028, and interim periods within fiscal years beginning after December 15, 2027, and allows the use of a prospective, modified transition, or retrospective approach. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of the standard on its consolidated financial statements.

4. REVENUES AND ACCOUNTS RECEIVABLE

The Company's main revenue sources derive from the following revenue streams:

Assessment, Permitting and Response Revenues are generated from multidisciplinary environmental consulting services. The majority of the contracts are fixed-price or time-and-material based.

Measurement and Analysis Revenues are generated from emissions sampling, testing and reporting services, leak detection services, ambient air monitoring services and laboratory testing services. The majority of the contracts are fixed-price or time-and-materials based.

Remediation and Reuse Revenues are generated from engineering, design, implementation and operating and maintenance (O&M) services primarily to treat contaminated water and remove contaminants from soil. Engineering, design and implementation contracts are predominantly fixed-fee and time-and-materials based. Services on the majority of O&M contracts are provided under long-term fixed-fee contracts.

Disaggregation of Revenue—The Company disaggregates revenue by its operating segments and geographic location. The Company believes disaggregating revenue into these categories achieves the disclosure objectives to depict how the nature, amount, and uncertainty of revenue and cash flows are affected by economic factors. Disaggregated revenue disclosures are provided in Note 19.

Contract Balances

The Company presents contract balances for unbilled receivables (contract assets), as well as customer advances, deposits and deferred revenue (contract liabilities) within contract assets and accounts payable and other accrued expenses, respectively, on the consolidated statements of financial position. Amounts are generally billed at periodic intervals (e.g. weekly, bi-weekly or monthly) as work progresses in accordance with agreed-upon contractual terms. The Company utilizes the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component for the arrangements in which the period between when the Company transfers services to a customer and when the customer pays for those services is one year or less. Amounts recorded as unbilled receivables are generally for services the Company is not entitled to bill based on the passage of time. Under certain contracts, billing occurs subsequent to revenue recognition, resulting in contract assets. The Company sometimes receives advances or deposits from customers before revenue is recognized, resulting in contract liabilities.

The following table presents the Company's contract balances as of December 31:

	December 31, 2025	December 31, 2024
Contract assets	$ 58,831	$ 52,091
Contract liabilities	14,996	9,297

Contract assets acquired through business acquisitions amounted to $0.0 million and $2.6 million as of December 31, 2025 and 2024, respectively. No contract liabilities were acquired through business acquisitions as of both December 31, 2025 and 2024.

Revenue recognized during the year ended December 31, 2025, included in the contract liability balance at the beginning of the year was $6.0 million. The revenue recognized from the contract liabilities consisted of the Company satisfying performance obligations during the normal course of business.

Remaining Unsatisfied Performance Obligations

Remaining unsatisfied performance obligations represent the total dollar value of work to be performed on cost to cost contracts awarded and in progress. The amount of remaining unsatisfied performance obligations increases with new contracts or additions to existing contracts and decreases as revenue is recognized on existing contracts. Contracts are included in the amount of remaining unsatisfied performance obligations when an enforceable agreement has been reached. As of December 31, 2025 and 2024, the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied was approximately $68.4 million and $77.3 million, respectively. As of December 31, 2025, the Company expected to recognize approximately 82% of this amount as revenue within a year, and the remaining 18% to be recognized as revenue beyond one year.

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	December 31, 2025	December 31, 2024
Accounts receivable, invoiced	$ 163,694	$ 160,976
Allowance for doubtful accounts	(8,314)	(2,093)
Accounts receivable, net	$ 155,380	$ 158,883

The Company had one customer that exceeded 10.0% of its gross receivables as of December 31, 2025 and none as of December 31, 2024. The Company had one customer who accounted for approximately 17.8% of revenue for the year ended December 31, 2025. Revenue from this customer included approximately $112.2 million in emergency and non-emergency response revenue stemming from an environmental incident to which the Company responded. The Company had no customers who accounted for more than 10% of revenue for the year ended December 31, 2024. The Company had one customer who accounted for approximately 10.0% of revenue for the year ended December 31, 2023.

The Company performs ongoing credit evaluations and based on past collection experience, the Company believes that the receivable balances from these largest customers do not represent a significant credit risk.

From time to time, the Company may sell certain accounts receivable to a financial institution on a non-recourse basis for cash, less a discount at a rate that approximates the interest rate on its senior secured credit facility. The Company has no retained interests in the sold receivables and only perform collection and administrative functions for the purchaser. The Company accounts for these receivable transfers as sales under ASC 860, Transfers and Servicing. Receivables sold during the year ended December 31, 2025 was $13.4 million. Proceeds from the sale of receivables approximated their book value and are included in operating cash flows on the Consolidated Statements of Cash Flows. All receivables sold during the year ended December 31, 2025 have been fully collected as of December 31, 2025.

The allowance for doubtful accounts consisted of the following:

	Beginning Balance	Bad Debt Expense (Recovery)	Charged to Allowance	Ending Balance
Year ended December 31, 2025	$ 2,093	$ 6,713	$ (492)	$ 8,314
Year ended December 31, 2024	2,724	(146)	(485)	2,093
Year ended December 31, 2023	1,915	3,142 [1]	(2,333) [1]	2,724

(1) Amount includes $2.2 million of current expected losses on the Discontinued Specialty Lab promissory note receivable as described in Note 8.

5. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consisted of the following:

	December 31, 2025	December 31, 2024
Deposits	$ 967	$ 1,073
Prepaid expenses	11,367	10,223
Supplies	2,625	2,794
Prepaid and other current assets	$ 14,959	$ 14,090

6. PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost or estimated fair value for assets acquired through business combinations. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term, including options that are deemed to be reasonably assured, or the estimated useful life of the improvement.

Property and equipment, net consisted of the following:

	Estimated Useful Life	December 31, 2025	December 31, 2024
Lab and test equipment	7 years	$ 24,604	$ 24,421
Vehicles	5 years	6,696	6,360
Equipment	3-7 years	70,702	60,763
Furniture and fixtures	7 years	5,322	3,221
Leasehold improvements	7 years	15,335	14,029
Aircraft	10-20 years	12,386	12,386
Building	20-39 years	5,764	5,763
		140,809	126,943
Land		1,089	1,089
Construction in progress		1,930	3,993
Less: Accumulated depreciation		(79,975)	(68,249)
Total property and equipment—net		$ 63,853	$ 63,776

Total depreciation expense for property and equipment, net included on the consolidated statements of operations was $12.3 million, $12.0 million, and $10.3 million for the years ended December 31, 2025, 2024, and 2023, respectively.

7. LEASES

Leases are classified as either finance or operating leases based on criteria in ASC 842. The Company has finance leases for its vehicle and equipment leases and operating leases for its real estate space and office equipment leases. The Company's operating and finance leases generally have original lease terms between 1 year and 20 years, and in some instances include one or more options to renew. The Company includes options to extend the lease term if the options are reasonably certain of being exercised. The Company currently considers some of its renewal options to be reasonably certain to be exercised. Some leases also include early termination options, which can be exercised under specific conditions. The Company does not have material residual value guarantees or restrictive covenants associated with its leases.

Finance and operating lease right-of-use (ROU) assets represent the right to use an underlying asset for the lease term, and finance and operating lease liabilities represent the obligation to make lease payments arising from the lease.

The Company calculates the present value of its finance and operating leases using an estimated incremental borrowing rate (IBR), which requires judgment. For real estate operating leases, the Company estimates the IBR based on prevailing market rates for collateralized debt in a similar economic environment with similar payment terms and maturity dates commensurate with the terms of the lease. For all other leases, the Company estimates the IBR based on the stated interest rate on the contract. Since many of the inputs used to calculate the rate implicit in the leases are not readily determinable from the lessee's perspective, the Company does not use the implicit interest rate.

Certain leases contain variable payments, these payments are expensed as incurred and not included in the Company's operating lease ROU assets and operating lease liabilities. These amounts primarily include payments for maintenance, utilities, taxes, and insurance and are excluded from the present value of the Company's lease obligations.

The Company does not record operating lease ROU assets or operating lease liabilities for leases with an initial term of 12 months or less. The Company also combines lease and non-lease components on all new or modified operating leases into a single lease component for all classes of assets.

When a lease is terminated before the expiration of the lease term, irrespective of whether the lease is classified as a finance lease or an operating lease, the lessee would derecognize the ROU asset and corresponding lease liability. Any difference would be recognized as a gain or loss related to the termination of the lease. Similarly, if a lessee is required to make any payments or receives any consideration when terminating the lease, it would include such amounts in the determination of the gain or loss upon termination.

Equipment Line of Credit—The Company has an equipment line of credit, specifically dedicated for the purchases of allowable equipment and related freight, installation costs and taxes paid. As of December 31, 2025, the outstanding balance was $16.1 million on this credit line. Interest on leases financed under this facility is based on the SOFR swap rate on or closest to the closing date. Equipment leased through this line of credit met the finance lease criteria as per ASC 842 and accordingly is accounted for as finance lease ROU assets and finance lease liabilities.

The components of lease expense were as follows:

| | | For the Twelve Months Ended December 31, | | | |
	Statement of Operations Location	**2025**		**2024**	
Operating lease cost					
Lease cost	Selling, general and administrative expense	$	12,511	$	13,667
Variable lease cost	Selling, general and administrative expense		3,036		2,217
Total operating lease cost		$	15,547	$	15,884
Finance lease cost					
Amortization of ROU assets	Depreciation and amortization	$	8,694	$	5,814
Interest on lease liabilities	Interest expense, net		1,232		611
Total finance lease cost		$	9,926	$	6,425
Total lease cost		$	25,473	$	22,309

Supplemental cash flows information related to leases was as follows:

| | For the Twelve Months Ended December 31, | | | |
	2025		**2024**	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows used in operating leases	$	13,777	$	13,202
Operating cash flows used for interest related to finance leases		1,256		661
Financing cash flows used in finance leases		6,368		5,489
Lease liabilities arising from new ROU assets:				
Operating leases		9,204		20,951
Finance leases		22,133		8,841

Weighted average remaining lease terms and weighted average discount rates were:

| | December 31, 2025 | |
	Operating Leases	**Finance Leases**
Weighted average remaining lease term (years)	4.9	9.7
Weighted average discount rate	5.1%	6.7%

| | December 31, 2024 | |
	Operating Leases	**Finance Leases**
Weighted average remaining lease term (years)	4.6	3.7
Weighted average discount rate	4.8%	6.7%

The following is a schedule by year of the maturities of lease liabilities with original terms in excess of one year:

	Operating Leases		Finance Leases	
2026	$	12,394	$	8,479
2027		9,542		7,070
2028		7,868		5,405
2029		6,069		3,749
2030		2,839		1,947
2031 and thereafter		5,865		18,882
Total undiscounted future minimum lease payments	$	44,577	$	45,532
Less imputed interest		(5,627)		(13,750)
Total discounted future minimum lease payments	$	38,950	$	31,782

8. BUSINESS ACQUISITIONS AND DISPOSITIONS

In line with the Company's strategic growth initiatives, the Company acquired a number of businesses during the years ended December 31, 2024 and 2023. The Company did not complete an acquisition in the year ended December 31, 2025.

The results of each of those acquired businesses are included in the consolidated financial statements beginning on the respective acquisition dates. Each transaction qualified as an acquisition of a business and was accounted for as a business combination. All acquisitions resulted in the recognition of goodwill. The Company paid these premiums resulting in such goodwill for a number of reasons, including expected synergies from combining operations of the acquiree and the Company while also growing the Company's customer base, acquiring assembled workforces, expanding its presence in certain markets and expanding and advancing its product and service offerings. The Company recorded the assets acquired and liabilities assumed at their acquisition date fair value, with the difference between the fair value of the net assets acquired and the acquisition consideration reflected as goodwill.

The identifiable intangible assets for acquisitions are valued using the excess earnings method discounted cash flow approach for customer relationships, the relief from royalty method for trade names, external proprietary software and developed technology, the "with and without" method for covenants not to compete and the replacement cost method for the internal proprietary software by incorporating Level 3 inputs as described under the fair value hierarchy of ASC 820. These unobservable inputs reflect the Company's own assumptions about which assumptions market participants would use in pricing an asset on a non-recurring basis. These assets will be amortized over their respective estimated useful lives.

Other purchase price obligations (primarily deferred purchase price liabilities and target working capital liabilities or receivables) are included on the consolidated statements of financial position in accounts payable and other accrued liabilities, other non-current liabilities or accounts receivable, net in the case of working capital deficits. Contingent consideration outstanding from acquisitions are included on the consolidated statements of financial position in business acquisition contingent consideration, current or in business acquisitions contingent consideration, long-term. The contingent consideration elements of the purchase price of the acquisitions are related to earn-outs which are based on the expected achievement of revenue or earnings thresholds as of the date of the acquisition and for which the maximum potential amount is limited.

The Company considers several factors when determining whether or not contingent consideration liabilities are part of the purchase price, including the following: (i) the valuation of its acquisitions is not supported solely by the initial consideration paid, (ii) the former stockholders of acquired companies that remain as key employees receive compensation other than contingent consideration payments at a reasonable level compared with the compensation of the Company's other key employees and (iii) contingent consideration payments are not affected by employment termination. The Company reviews and assesses the estimated fair value of contingent consideration at each reporting period.

The Company may be required to make up to $17.6 million in aggregate earn-out payments between the years 2026 and 2027, of which up to $5.1 million may be paid only in cash, up to $2.8 million may be paid only in common stock and up to $9.7 million may be paid, at the Company's option, in cash or common stock.

Transaction costs related to business combinations totaled $1.8 million, $7.8 million and $6.9 million for the years ended December 31, 2025, 2024, and 2023, respectively. These costs are expensed within selling, general and administrative expense in the accompanying consolidated statements of operations.

The Company did not acquire intangible assets during 2025. The weighted average useful lives of identifiable intangible assets by major intangible asset class acquired during 2024 and 2023 is as follows:

	2024	2023
Customer relationships	8.2	9.4
Covenants not to compete	5.0	4.9
Trade names	2.0	1.8
Proprietary software	—	3.0
Weighted average	5.3	4.7

2024 Acquisitions

Epic Environmental Pty LTD (Epic)—In January 2024, the Company completed the acquisition of Epic by acquiring 100% of its common stock. Epic is an environmental consultancy, based in Brisbane, Australia, and serving clients across Australia.

Two Dot Consulting, LLC (2DOT)—In February 2024, the Company completed the acquisition of 2DOT by acquiring 100% of its membership interests. 2DOT is a leading environmental consultancy in the Rocky Mountain and adjacent regions, and is based in Denver, Colorado.

Engineering & Technical Associates, Inc. (ETA)—In April 2024, the Company acquired substantially all of the assets of ETA. ETA is a niche consulting firm focusing on providing process safety management, process hazardous analysis, and other safety-focused services to industrial clients throughout the United States.

Paragon Soil and Environmental Consulting Inc. (Paragon)—In May 2024, the Company completed the acquisition of Paragon by acquiring 100% of its ownership and interest. Paragon is an environmental consulting firm that provides services for clients across western Canada.

Spirit Environmental, LLC. (Spirit)—In July 2024, the Company completed the acquisition of Spirit by acquiring 100% of its membership interests. Spirit is a leading environmental consultant specializing in air permitting and compliance services across the central U.S. Spirit is based in Houston, Texas.

Origins Laboratory, Inc. (Origins)—In September 2024, the Company acquired substantially all of the assets of Origins. Origins is an accredited environmental analytical testing laboratory based in Denver, Colorado.

The upfront cash payment made to acquire the acquisitions completed during 2024 was funded through cash on hand and borrowings under our revolving line of credit. The other purchase price components mainly consist of deferred purchase price liabilities and working capital amounts.

Goodwill associated with these acquisitions except for Epic are deductible for income tax purposes.

Epic, 2DOT, and Paragon are included in the Remediation and Reuse segment, ETA and Spirit are included in the Assessment, Permitting and Response segment, and Origins is included in the Measurements and Analysis segment.

The following table summarizes the final elements of the purchase price of the acquisitions completed during 2024:

	Cash		Common Stock		Other Purchase Price Components		Contingent Consideration		Total Purchase Price	
Epic	$	19,914	$	4,748	$	419	$	11,113	$	36,194
2DOT		39,393		1,832		(660)		—		40,565
ETA		1,600		—		400		—		2,000
Paragon		10,773		2,691		125		—		13,589
Spirit		16,027		1,441		95		10,308		27,871
Origins		27,414		—		220		8,000		35,634
Total	$	115,121	$	10,712	$	599	$	29,421	$	155,853

The final purchase price attributable to the 2024 acquisitions was allocated as follows:

	Epic (As Initially Reported)	Epic Measurement Period Adjustments	Epic (As Adjusted)	2DOT (As Initially Reported)	2DOT Measurement Period Adjustments	2DOT (As Adjusted)	ETA	Paragon	Spirit (As Initially Reported)	Spirit Measurement Period Adjustments	Spirit (As Adjusted)	Origins (As Initially Reported)	Origins Measurement Period Adjustments	Origins (As Adjusted)	Total
Cash	$ 1,045	$ —	$ 1,045	$ 143	$ —	$ 143	$ —	$ 242	$ 605	$ —	$ 605	$ —	$ —	$ —	$ 2,035
Accounts receivable and contract assets	1,772	—	1,772	740	—	740	—	3,188	2,393	—	2,393	—	—	—	8,093
Other current assets	78	—	78	—	—	—	—	85	119	—	119	—	—	—	282
Current assets	$ 2,895	$ —	$ 2,895	$ 883	$ —	$ 883	$ —	$ 3,515	$ 3,117	$ —	$ 3,117	$ —	$ —	$ —	$ 10,410
Property and equipment	43	—	43	—	—	—	—	341	145	—	145	1,787	—	1,787	2,316
Operating lease right-of-use asset	280	—	280	301	—	301	—	1,798	693	—	693	552	—	552	3,624
Customer relationships	12,053	—	12,053	9,521	—	9,521	—	4,209	4,090	—	4,090	7,305	—	7,305	37,178
Trade names	523	—	523	200	—	200	—	350	280	—	280	332	—	332	1,685
Covenants not to compete	1,817	—	1,817	2,940	—	2,940	—	45	700	—	700	87	—	87	5,589
Goodwill	25,102	(168)	24,934	27,273	44	27,317	2,000	6,444	18,285	2,051	20,336	25,903	220	26,123	107,154
Total assets	$ 42,713	$ (168)	$ 42,545	$ 41,118	$ 44	$ 41,162	$ 2,000	$ 16,702	$ 27,310	$ 2,051	$ 29,361	$ 35,966	$ 220	$ 36,186	$ 167,956
Current liabilities	1,994	—	1,994	404	—	404	—	1,572	1,490	—	1,490	—	—	—	5,460
Deferred tax liability	4,214	—	4,214	—	—	—	—	—	—	—	—	—	—	—	4,214
Operating lease liability—net of current portion	—	—	—	193	—	193	—	1,513	—	—	—	552	—	552	2,258
Other non-current liabilities	143	—	143	—	—	—	—	28	—	—	—	—	—	—	171
Total liabilities	$ 6,351	$ —	$ 6,351	$ 597	$ —	$ 597	$ —	$ 3,113	$ 1,490	$ —	$ 1,490	$ 552	$ —	$ 552	$ 12,103
Purchase price	$ 36,362	$ (168)	$ 36,194	$ 40,521	$ 44	$ 40,565	$ 2,000	$ 13,589	$ 25,820	$ 2,051	$ 27,871	$ 35,414	$ 220	$ 35,634	$ 155,853

For the acquisitions completed during the year ended December 31, 2024, the results of operations since the acquisition dates have been combined with those of the Company. The Company's consolidated statement of operations for the year ended December 31, 2024 includes revenue and pre-tax income of $44.6 million and $8.5 million, respectively, related to these acquisitions.

2023 Acquisitions

Frontier Analytical Laboratories (Frontier) —In January 2023, the Company completed the acquisition of Frontier by acquiring certain of its assets and operations. Frontier is a specialized environmental laboratory based in El Dorado Hills, CA.

Environmental Alliance, Inc. (EAI)—In February 2023, the Company completed the acquisition of EAI by acquiring 100.0% of its common stock. EAI provides environmental remediation and consulting services, and is based in Wilmington, DE.

GreenPath Energy LTD (GreenPath) —In May 2023, the Company completed the acquisition of GreenPath by acquiring 100.0% of its common stock. GreenPath is a leading optical gas imaging and leak detection and management services firm and is based in Calgary, Canada.

Matrix Solutions, Inc. (Matrix) —In June 2023, the Company completed the acquisition of Matrix by acquiring 100.0% of its common stock. Matrix is one of Canada's leading environmental consulting and engineering companies and is based in Calgary, Canada.

Vandrensning ApS. (Vandrensning) —In July 2023, the Company completed the acquisition of Vandrensning by acquiring 100.0% of its common stock. Vandrensning, based outside Copenhagen, Denmark, specializes in water treatment solutions.

The upfront cash payment made to acquire all of the 2023 acquisitions was funded through cash on hand. The other purchase price components mainly consisted of deferred purchase price liabilities and working capital amounts.

Goodwill associated with the Frontier acquisition is deductible for income tax purposes.

Frontier and GreenPath are included in Measurement and Analysis segment. EAI, Matrix and Vandrensning are included in Remediation and Reuse segment.

The following table summarizes the final elements of the purchase price of the acquisitions completed during 2023:

	Cash	Common Stock	Other Purchase Price Components	Contingent Consideration	Total Purchase Price
2023 Acquisitions	$ 68,640	$ 2,598	$ 1,603	$ 1,096	$ 73,937

The final purchase price attributable to the 2023 acquisitions was allocated as follows:

	2023 Acquisitions (As Initially Reported)	2024 Measurement Period Adjustments	2024 (Final Amount)
Cash	$ 2,453	—	$ 2,453
Accounts receivable and contract assets	19,174	—	19,174
Other current assets	2,185	—	2,185
Current assets	23,812	—	23,812
Property and equipment	3,936	—	3,936
Operating lease right-of-use asset	4,825	—	4,825
Customer relationships	19,962	—	19,962
Trade names	2,373	—	2,373
Covenants not to compete	2,708	—	2,708
Other intangible assets	444	—	444
Goodwill	40,786	(866)	39,920
Total assets	98,846	(866)	97,980
Current liabilities	11,557	—	11,557
Operating lease liability—net of current portion	10,357	—	10,357
Deferred tax liability	1,999	—	1,999
Other non-current liabilities	130	—	130
Total liabilities	24,043	—	24,043
Purchase price	$ 74,803	$ (866)	$ 73,937

For the acquisitions completed during the year ended December 31, 2023, the results of operations since the acquisition dates have been combined with those of the Company. The Company's consolidated statement of operations for the year ended December 31, 2023 includes revenue and pre-tax income of $69.1 million and $8.8 million, respectively, related to these acquisitions.

Supplemental Unaudited Pro-Forma—The unaudited consolidated financial information summarized in the following table gives effect to the 2024 and 2023 acquisitions assuming they occurred on January 1, 2023. These unaudited consolidated pro forma operating results include results from certain acquired companies that have not been audited and whose accounting policies prior to acquisition may differ from those of the Company. As a result, these unaudited consolidated pro forma operating results may not be comparable to revenues and earnings had these consolidated pro forma results been audited and consistent accounting policies applied. These unaudited consolidated pro forma operating results do not assume any impact from revenue, cost or other operating synergies that are expected or may have been realized as a result of the acquisitions. These unaudited consolidated pro forma operating results are presented for illustrative purposes only and are not indicative of the operating results that would have been achieved had the acquisitions occurred on January 1, 2023, nor does the information project results for any future period.

	For the Twelve Months Ended December 31,		
	As reported	Acquisitions Pro-Forma (Unaudited)	Consolidated Pro-Forma (Unaudited)
2025			
Revenues	$ 830,538	$ —	$ 830,538
Net (loss)	$ (843)	$ —	$ (843)
2024			
Revenues	$ 696,395	$ 24,559	$ 720,954
Net (loss) income	$ (62,314)	$ 9,413	$ (52,901)
2023			
Revenues	$ 624,208	$ 65,798	$ 690,006
Net (loss) income	$ (30,859)	$ 8,110	$ (22,749)

Disposition

During 2025, the Company exited all operations in Europe, which included the sale of its business in Denmark for cash and a minority ownership interest in the acquiror. The Company's European results of operations, exit costs and proceeds from the sale were immaterial in all periods presented. The disposition of this business, which was part of the Company's Remediation and Reuse segment, did not represent a strategic shift that had a major effect on the Company's operations and financial results, therefore it did not meet the requirements to be classified as discontinued operations.

During the first quarter of 2023, the Company determined to discontinue one of its non-core specialty service lines within the lab testing business (Discontinued Specialty Lab). On December 29, 2023, the Company sold the assets of the Discontinued Specialty Lab for a total sales price of $4.8 million, of which $0.5 million was received in cash and $4.3 million was issued as a promissory note receivable. The Company recorded a gain on the sale of $1.8 million, which is included in selling, general and administrative expense on the consolidated statements of operations and comprehensive loss. Due to the buyers' limited credit history, the Company recorded a current expected loss of $2.2 million, which is included as part of selling, general, and administrative expense on the consolidated statements of operations and comprehensive loss. The Discontinued Specialty Lab performance was sporadic and its service offering was non-core to the Company's business. The discontinuation of this specialty service line, which was part of the Company's Measurement and Analysis segment, did not represent a strategic shift that had a major effect on the Company's operations and financial results, therefore it did not meet the requirements to be classified as discontinued operations.

9. GOODWILL AND INTANGIBLE ASSETS

Amounts related to goodwill are as follows:

	Assessment, Permitting and Response	Measurement and Analysis	Remediation and Reuse	Total
Balance as of December 31, 2024	$ 205,231	$ 118,860	$ 143,698	$ 467,789
Acquisitions measurement period adjustments, net of foreign currency translation	1,501	220	(80)	1,641
Goodwill disposed during the period[1]	—	—	(2,644)	(2,644)
Balance as of December 31, 2025	$ 206,732	$ 119,080	$ 140,974	$ 466,786

(1) Goodwill disposed during the period is due to the disposition of the Company's business in Denmark

Amounts related to finite-lived intangible assets are as follows:

December 31, 2025	Estimated Useful Life	Gross Balance	Accumulated Amortization	Total Intangible Assets—Net
Customer relationships	2-15 years	$ 264,564	$ 160,459	$ 104,105
Covenants not to compete	4-5 years	41,418	36,293	5,125
Trade names	1-5 years	25,917	25,441	476
Proprietary software	3-5 years	31,982	25,912	6,070
Patent	16 years	17,479	6,872	10,607
Total other intangible assets, net		$ 381,360	$ 254,977	$ 126,383

December 31, 2024	Estimated Useful Life	Gross Balance	Accumulated Amortization	Total Intangible Assets—Net
Customer relationships	2-15 years	$ 264,477	$ 138,787	$ 125,690
Covenants not to compete	4-5 years	41,758	33,898	7,860
Trade names	1-5 years	25,939	23,375	2,564
Proprietary software	3-5 years	28,428	23,489	4,939
Patent	16 years	17,479	5,776	11,703
Total other intangible assets, net		$ 378,081	$ 225,325	$ 152,756

Intangible assets with finite lives are stated at cost, less accumulated amortization and impairment losses, if any. These intangible assets are amortized using the straight-line method over the estimated useful lives of the assets.

Amortization expense for the years ended December 31, 2025, 2024, and 2023 was $29.9 million, $34.9 million and $30.1 million, respectively.

Future amortization expense is estimated to be as follows for each of the five following years and thereafter ending December 31:

December 31,		
2026	$	25,371
2027		24,258
2028		18,664
2029		12,773
2030		9,418
Thereafter		35,899
Total	$	126,383

10. ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

	December 31, 2025		December 31, 2024	
Accounts payable	$	34,806	$	33,424
Accrued expenses		18,373		16,190
Contract liabilities		14,996		9,297
Other current liabilities		3,603		4,793
Total accounts payable and other accrued liabilities	$	71,778	$	63,704

11. ACCRUED PAYROLL AND BENEFITS

Accrued payroll and benefits consisted of the following:

	December 31, 2025		December 31, 2024	
Accrued bonuses	$	28,568	$	14,433
Accrued payroll		13,501		11,969
Accrued paid time off		3,603		4,214
Accrued medical		2,305		1,589
Accrued other		4,796		2,043
Total accrued payroll and benefits	$	52,773	$	34,248

12. INCOME TAXES

The following is a geographical breakdown of income (loss) before the provision for income (loss) taxes as of December 31:

	2025		2024		2023	
Pre-tax income (loss):						
Federal	$	17,189	$	(54,860)	$	(35,111)
Foreign		(5,968)		542		3,272
Total	$	11,221	$	(54,318)	$	(31,839)

Income tax expense (benefit) for the years ended December 31, is comprised of the following:

	2025	2024	2023
Current:			
Federal	$ 29	$ 244	$ —
State	2,271	817	1,840
Foreign	1,081	1,887	(1,131)
Total current tax expense	3,381	2,948	709
Deferred:			
Federal	10,053	1,160	(438)
State	(452)	1,850	(960)
Foreign	(918)	2,038	(291)
Total deferred tax expense	8,683	5,048	(1,689)
Total:			
Federal	10,082	1,404	(438)
State	1,819	2,667	880
Foreign	163	3,925	(1,422)
Income tax expense (benefit)	$ 12,064	$ 7,996	$ (980)

The Company's deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and includes the impact of any valuation allowance on net deferred tax assets.

Significant components of the Company's deferred tax assets and liabilities as of December 31, are as follows:

	2025	2024
Deferred tax assets:		
Net operating losses	$ 11,000	$ 14,021
Section 163(j) interest limitation	3,058	7,627
Equity compensation	2,063	7,669
Contingent consideration	8,621	9,007
Lease liabilities	17,182	(15,274)
Accrued compensation	6,991	4,117
Transaction costs	2,384	2,525
Section 174 research & experimental	648	1,312
Interest rate swap	106	(402)
Other	8,067	6,593
Total deferred tax asset	60,120	37,195
Deferred tax liabilities:		
Intangible assets	(24,650)	(22,399)
Property and equipment	(14,104)	(13,944)
ROU assets	(18,027)	14,986
Other	(90)	(1,529)
Total deferred tax liability	(56,871)	(22,886)
Valuation allowance	(25,066)	(27,621)
Net deferred tax liability	$ (21,817)	$ (13,312)

The effective tax rate of the Company's provision (benefit) for income taxes differs from the federal statutory rate for the years ended December 31, are as follows:

	2025		2024		2023	
US federal statutory tax rate	$ 2,356	21.00 %	$ (11,408)	21.00 %	$ (6,686)	21.00 %
State and local income taxes, net of federal income tax effect[1]	1,150	10.25	2,511	(4.62)	477	(1.50)
Effect of cross-border tax laws						
Global intangible low-taxed income	316	2.81	1,410	(2.60)	1,067	(3.35)
US tax impact of foreign branches	(174)	(1.55)	(501)	0.92	(148)	0.47
Sale of Denmark business	566	5.05	—	0.00	—	0.00
Tax credits						
Federal research and development credit	(1,139)	(10.15)	—	0.00	—	0.00
Change in valuation allowance	157	1.40	(911)	1.68	(4,421)	13.88
Nondeductible items						
Equity compensation	7,636	68.06	1,519	(2.80)	539	(1.69)
Mark to market - fair value derivative	(4,247)	(37.85)	253	(0.47)	(1,410)	4.43
Meals	365	3.25	365	(0.67)	526	(1.65)
Transaction expense - deemed contribution to controlled foreign corporation	—	0.00	318	(0.59)	492	(1.55)
Worldwide changes in unrecognized tax benefits	624	5.56	—	0.00	—	0.00
Other						
Federal deferred tax adjustments	1,346	12.00	10,659	(19.62)	9,606	(30.17)
Federal tax return true up	222	1.98	(940)	1.73	448	(1.41)
Section 162(m) compensation deduction limitation	1,229	10.95	183	(0.34)	22	(0.07)
Other	239	2.13	725	(1.34)	539	(1.69)
Foreign tax effects						
Canada						
Rate differential	(203)	(1.81)	18	(0.03)	153	(0.48)
Return-to-provision adjustments	756	6.74	2,953	(5.44)	(466)	1.46
Impact of scientific research and experimental development credits	(641)	(5.72)	269	(0.50)	(2,028)	6.37
Other	67	0.60	(101)	0.19	11	(0.04)
Australia						
Rate differential	999	8.90	172	(0.32)	46	(0.14)
Change in valuation allowance	—	0.00	—	0.00	(153)	0.48
Other foreign jurisdictions	440	3.91	502	(0.63)	406	(1.02)
Total	$ 12,064	107.51 %	$ 7,996	(14.45) %	$ (980)	3.33 %

---

(1) In each year, the state and local income taxes which comprise the majority of the state and local income taxes, net of federal effect category are California and Pennsylvania.

The cash paid for income taxes (net of refunds) during the year was as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Federal	$ 540	$ —	$ —
State and local			
Pennsylvania	213	307	614
Texas	200	219	(129)
Alabama	613	89	9
California	1,045	87	10
Other	1,200	1,572	493
Total state and local	3,271	2,274	997
Foreign			
Canada	195	1,232	—
Australia	1,499	688	—
Total foreign	1,694	1,920	—
Total	$ 5,505	$ 4,194	$ 997

The Company elected to account for the global intangible low-taxed income inclusion as a period cost.

The Company recorded a valuation allowance against its U.S., Germany, Belgium, Sweden, and Denmark net deferred tax assets as realization of such assets is not more likely than not. The impact of indefinite lived deferred items was considered in recording such valuation allowance. The decrease in the Company's valuation allowance was $2.6 million during the year ended December 31, 2025. The increase in the Company's valuation allowance was $3.5 million during the year ended December 31, 2024.

As of December 31, 2025, US federal and state net operating loss carryforwards of approximately $31.9 million and $94.2 million are available to offset future federal and state taxable income, respectively.

Federal net operating loss carryforwards carry forward indefinitely while the Company's state net operating loss carryforwards will begin to expire during various years, dependent on the jurisdiction.

Additionally, as of December 31, 2025, the Company has federal and state research and development credit carryforwards of $0.8 million and $0.1 million, respectively. The federal and state credits will begin to expire in 2044, unless previously utilized.

The Company records uncertain tax positions in accordance with ASC 740, on the basis of a two-step process in which (i) the Company determines whether it is more likely than not a tax position will be sustained on the basis of the technical merits of such position and (ii) for those tax positions meeting the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50.0% likely to be realized upon ultimate settlement with the related tax authority. The following table summarizes the gross amount of the Company's uncertain tax positions:

	2025
Balance at beginning of the year	$ —
Increases related to prior year tax positions	334
Decreases related to prior year tax positions	—
Increases related to current year tax positions	289
Decreases related to lapse of statute of limitations	—
Balance at end of the year	$ 623

Included in the balance of uncertain tax positions as of December 31, 2025, is $0.6 million that would affect the effective tax rate, if reversed, subject to changes in the Company's valuation allowance.

The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. As of December 31, 2025, no interest and penalties have been recognized.

The Company is subject to audit by federal and state tax authorities in the ordinary course of business. The Company's federal income tax returns remain subject to examination generally for the 2022 taxable year through the current taxable year, except for certain prior taxable years with net operating loss carry forwards that will remain subject to examination until the expiration of the statute of limitations for the taxable years of utilization of such net operating losses. The Company files tax returns in multiple US state jurisdictions which remain subject to examination for various years depending on such state jurisdiction. The Company is also subject to audit by tax authorities in Canada, Australia, Germany, Sweden, Belgium, and Denmark for which returns are subject to examination for various years, dependent on the jurisdiction.

The Organization for Economic Co-operation and Development ("OECD") has introduced a framework to implement a global minimum corporate tax of 15%, referred to as Pillar Two. Many aspects of Pillar Two are effective beginning in calendar year 2024 and other aspects will be effective beginning in calendar year 2025. While it is uncertain whether the U.S. will adopt Pillar Two, certain countries in which the Company operates have adopted legislation and other countries are in the process of introducing legislation to implement Pillar Two. While the Company does not expect Pillar Two to have a material impact on its effective tax rate, the Company's analysis is ongoing as the OECD releases additional guidance and countries implement additional legislation.

The One Big Beautiful Bill Act ("OBBB Act") was enacted on July 4, 2025, in the United States. The OBBB Act includes several significant provisions, including re-establishing a 100% bonus depreciation deduction, re-establishing rules in calculating business interest expense limitations pursuant to Internal Revenue Code §163(j), changing the calculation of international tax inclusions, and removing the capitalization requirements for domestic research or experimental (R&E) expenditures paid or incurred in tax years beginning after December 31, 2024. Management has considered applicable tax impacts of the OBBB Act within the 2025 financial statements.

13. DEBT

Debt consisted of the following:

	December 31, 2025	December 31, 2024
Term loan facility	$ 197,500	$ 189,218
Revolving line of credit	84,663	25,191
Aircraft loan	8,125	9,272
Less deferred debt issuance costs	(1,993)	(997)
Total debt	$ 288,295	$ 222,684
Less current portion of long-term debt	(11,230)	(17,866)
Long-term debt, less current portion	$ 277,065	$ 204,818

Deferred Financing Costs—Costs relating to debt issuance have been deferred and are presented as discounted against the underlying debt instrument. These costs are amortized to interest expense over the terms of the underlying debt instruments. The amortization of deferred debt issuance cost to interest expense was $1.4 million, $0.7 million, and $0.5 million, for the years ended December 31, 2025, 2024 and 2023, respectively.

2025 Credit Facility—On February 26, 2025, the Company entered into an Amended and Restated Senior Secured Credit Agreement providing for a $500.0 million credit facility comprised of a $200.0 million term loan and a $300.0 million revolving line of credit (2025 Credit Facility). The revolving line of credit under the 2025 Credit Facility includes a $20.0 million sublimit for the issuances of letters of credit. Subject to certain exceptions, all amounts under the 2025 Credit Facility will become due on February 26, 2030. The Company has the option to borrow incremental term loans, or request an increase in aggregate commitments under the revolving line of credit up to an aggregate amount of $200.0 million, subject to the satisfaction of certain conditions.

The Company used proceeds from the 2025 Credit Facility to repay in full its prior senior secured credit facility originally entered into in 2021. The resulting write-off of the remaining unamortized debt issuance costs from the prior credit facility amounted to $0.9 million. Total loss on debt extinguishments is recorded in interest expense-net within the consolidated statements of operations for the year ended December 31, 2025.

The 2025 Credit Facility term loan must be repaid in quarterly installments and shall amortize at a rate of 1.25% per quarter beginning December 31, 2025 through December 31, 2029, with final payment and amortization on February 26, 2030.

The 2025 Credit Facility term loan and the revolving line of credit bear interest subject to the applicable spread based on the Company's leverage ratio and SOFR as follows:

Pricing Tier	Consolidated Leverage Ratio	Senior Credit Facilities Benchmark Spread	Senior Credit Facilities Base Rate Spread	Commitment Fee	Letter of Credit Fee
1	≥ 3.75x to 1.0	2.50 %	1.50 %	0.25 %	2.50 %
2	< 3.75x to 1.0 but ≥ 3.25 to 1.0	2.25	1.25	0.23	2.25
3	<3.25x to 1.0 but ≥ 2.50 to 1.0	2.00	1.00	0.20	2.00
4	<2.50x to 1.0 but ≥ 1.75 to 1.0	1.75	0.75	0.15	1.75
5	<1.75x to 1.0	1.50	0.50	0.15	1.50

The 2025 Credit Facility includes a number of covenants imposing certain restrictions on the Company's business, including, among other things, restrictions on the Company's ability, subject to certain exceptions and baskets, to incur indebtedness, incur liens on its assets, agree to any additional negative pledges, pay dividends or repurchase stock, limit the ability of its subsidiaries to pay dividends or distribute assets, make investments, enter into any transaction of merger or consolidation, liquidate, wind-up or dissolve, or convey any part of its business, assets or property, or acquire the business, property or assets of another person, enter into sale and leaseback transactions, enter into certain transactions with affiliates, engage in any material line of business substantially different from those engaged on the closing date, modify the terms of indebtedness subordinated to the loans incurred under the 2025 Credit Facility and modify the terms of its organizational documents. The 2025 Credit Facility permits certain restricted payments, including common stock repurchases, subject to a maximum pro-forma leverage ratio of 3.00 times, and minimum pro-forma fixed charge coverage ratio of 1.25 times and no event of default. The 2025 Credit Facility also includes financial covenants which require the Company to remain below a maximum total net leverage ratio of 4.00 times until the fiscal quarter ending March 31, 2026, stepping down to 3.75 times thereafter, and a minimum fixed charge coverage ratio of 1.25 times.

The Company deferred $2.2 million of debt issuance costs related to the 2025 Credit Facility in the first quarter of 2025. Quarterly installment repayments for the term loan under the 2025 Credit Facility commenced in the fourth quarter of 2025. For the year ended December 31, 2025 quarterly term loan installment repayments under the 2025 Credit Facility were $2.5 million. For the year ended December 31, 2024 quarterly term loan installment repayments under the prior senior secured credit facility were $15.0 million.

As of December 31, 2025 and December 31, 2024, the Company's consolidated total leverage ratio (as defined in the applicable credit facility) was 2.5 times and 2.1 times, respectively, and the Company was in compliance with all covenants under the applicable credit facility.

The 2025 Credit Facility requires customary mandatory prepayments of the term loan and revolving line of credit and cash collateralization of letters of credit, subject to customary exceptions, including 100.0% of the proceeds of debt not permitted by the 2025 Credit Facility, 100.0% of the proceeds of certain dispositions, subject to customary reinvestment rights, where applicable, and 100.0% of insurance or condemnation proceeds, subject to customary reinvestment rights, where applicable. The 2025 Credit Facility also includes customary events of default and related acceleration and termination rights.

The weighted average interest rate for the year ended December 31, 2025, before giving effect to the impact of the interest rate swaps, was 6.1% and after giving effect to the impact of the interest rate swaps, was 5.5%. The weighted average interest rate for the year ended December 31, 2024, before giving effect to the impact of the interest rate swaps, was 7.2% and after giving effect to the impact of the interest rate swaps, was 5.8%.

The Company's obligations under the 2025 Credit Facility are guaranteed by certain of the Company's existing and future direct and indirect subsidiaries, and such obligations are secured by substantially all of the Company's assets, including the capital stock or other equity interests in those subsidiaries.

As of December 31, 2025, the Company had the following interest rate swap agreements in place:

Effective date	Expiration date	Notional amount	Fixed rate	Floating rate
5/30/2023	4/27/2026	$ 70,000,000	3.880%	USD-SOFR
6/5/2024	6/27/2027	$ 80,000,000	3.270%	USD-SOFR
4/1/2025	4/27/2028	$ 50,000,000	3.625%	USD-SOFR

Loan and Aircraft Security Agreement—On May 18, 2023, the Company entered into a Loan and Aircraft Security Agreement to finance $10.9 million of the purchase a new aircraft (Aircraft Loan). The Aircraft Loan must be repaid in 60 monthly consecutive installments and all outstanding amounts will become due on May 18, 2028. The Aircraft Loan bears interest subject to 1-Month Term SOFR and a coupon of 1.86%. The entire principal balance may be prepaid in full subject to a 3.0%, 2.0% and 1.0% prepayment fee if paid prior to the first, second and third anniversary of the loan, respectively. The aircraft serves as collateral security for the Aircraft Loan.

The following is a schedule of the aggregate annual maturities of long-term debt (excluding current portion) presented on the consolidated statement of financial position as of December 31, 2025, before deferred debt issuance cost of $2.0 million, based on the terms of the 2025 Credit Facility and the Aircraft Loan:

	2025 Credit Facility			
	Term Loan	Revolving Line of Credit	Aircraft Loan	Total
2027	$ 10,000	$ —	$ 1,318	$ 11,318
2028	10,000	—	577	10,577
2029	10,000	—	5,000	15,000
2030	157,500	84,663	—	242,163
Total	$ 187,500	$ 84,663	$ 6,895	$ 279,058

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following financial assets and liabilities are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	December 31, 2025	December 31, 2024
Interest rate swap[1]	$ —	$ 1,544
Total Assets	$ —	$ 1,544
Business acquisitions contingent consideration, current	$ 14,883	$ 26,872
Business acquisitions contingent consideration, long-term	2,755	6,255
Conversion option	—	20,224
Interest rate swap [1]	429	—
Total Liabilities	$ 18,067	$ 53,351

(1) Included in other non-current liabilities and other assets in the consolidated statement of financial position as of December 31, 2025 and consolidated statement of financial position as of December 31, 2024, respectively.

The estimated fair value amounts shown above are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company's intent or ability to dispose of the financial instrument.

The following table sets forth the Company's financial instruments that were measured at fair value on a recurring basis:

	Interest Rate Swap	Total Assets	Business Acquisitions Contingent Consideration, Current	Business Acquisitions Contingent Consideration, Long-term	Conversion Option	Interest Rate Swap	Total Liabilities
Balance as of December 31, 2022	$ 6,046	$ 6,046	$ 3,801	$ 4,454	$ 25,731	$ —	$ 33,986
Acquisitions	—	—	397	730	—	—	1,127
Changes in fair value included in earnings	(2,585)	(2,585)	(174)	(22)	(6,714)	—	(6,910)
Payment of contingent consideration payable	—	—	(3,146)	—	—	—	(3,146)
Reclass of long term to short term contingent liabilities	—	—	2,714	(2,714)	—	—	—
Balance as of December 31, 2023	$ 3,461	$ 3,461	$ 3,592	$ 2,448	$ 19,017	$ —	$ 25,057
Acquisitions	—	—	5,104	22,899	—	—	28,003
Changes in fair value included in earnings	(1,917)	(1,917)	1,879	(1,345)	1,207	—	1,741
Payment of contingent consideration payable	—	—	(1,450)	—	—	—	(1,450)
Reclass of long term to short term contingent liabilities	—	—	17,747	(17,747)	—	—	—
Balance as of December 31, 2024	$ 1,544	$ 1,544	$ 26,872	$ 6,255	$ 20,224	$ —	$ 53,351
Changes in fair value included in earnings	(1,544)	(1,544)	(180)	1,080	(20,224)	429	(18,895)
Payment of contingent consideration payable	—	—	(17,937)	—	—	—	(17,937)
Reclass of long term to short term contingent liabilities	—	—	4,580	(4,580)	—	—	—
Measurement period adjustment	—	—	1,548	—	—	—	1,548
Balance as of December 31, 2025	$ —	$ —	$ 14,883	$ 2,755	$ —	$ 429	$ 18,067

Quantitative Information about Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3):

Interest Rate Swaps—The interest rate swaps fair value is estimated based on a mid-market price for the swap as of the close of business of the reporting period. The fair value is prepared by discounting future cash flows of the swaps to arrive at a current value of the swap. Forward curves and volatility levels inputs are determined on the basis of observable market inputs when available and on the basis of estimates when observable market inputs are not available. The Company does not apply hedge accounting but instead recognizes the instrument at fair value on the consolidated statement of financial position within other assets, with changes in fair value recognized as other income (expense) in each reporting period.

Business Acquisitions Contingent Consideration—The fair values of the contingent consideration payables resulted from acquisitions were calculated based on expected target achievement amounts, which are measured quarterly and then subsequently adjusted to actuals at the target measurement date. Prior to the second quarter of 2023, the fair value of the contingent consideration payable associated with the acquisition of Sensible was determined using a Monte Carlo simulation of earnings in a risk-neutral Geometric Brownian Motion framework. As of December 31, 2023, the Sensible earnout was expected to be achieved in full and therefore, the entire payable has been recorded. The method used to price these liabilities is considered level 3 due to the subjective nature of the unobservable inputs used to determine the fair value. The input is the expected achievement of earn-out thresholds.

Conversion Option—The fair value of the conversion option associated with the issuance of the Convertible and Redeemable Series A-2 Preferred Stock (Note 16) was estimated using a "with-and-without" method. The "with-and-without" methodology considers the value of the security on an as-is basis and then without the embedded conversion premium. The difference between the two scenarios is the implied fair value of the embedded derivative. The unobservable input is the required rate of return on the Series A-2 Preferred Stock. The considerable quantifiable inputs in the valuation relate to the timing of conversions or redemptions.

15. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases office facilities over various terms expiring through 2040. Certain of these operating leases contain rent escalation clauses. The Company also has office equipment leases that expire through 2045 (Note 7 and 13).

Other Commitments—The Company has commitments under the 2025 Credit Facility, its Aircraft Loan, its equipment line of credit and its lease obligations (Note 7 and 13). The Company has entered into a purchase contract to purchase a total of $4.9 million of equipment over the course of 7 years that commenced on July 1, 2024, subject to a minimum spending requirement per year, measured from the commencement date and each anniversary thereof. The minimum spend requirement is $0.2 million, $0.4 million, and $0.9 million for 2025, 2026, and 2027, respectively, with the remainder subject to mutual agreement after the first three years. Amounts purchased for the year ended December 31, 2025 were $0.7 million.

Contingencies—The Company is subject to purchase price contingencies related to earn-outs associated with certain acquisitions (Note 8 and 14).

Legal—In the normal course of business, the Company is at times subject to pending and threatened legal actions. In management's opinion, any potential loss resulting from the resolution of these matters is not expected to have a material effect on the consolidated results of operations, financial position or cash flows of the Company.

16. CONVERTIBLE AND REDEEMABLE SERIES A-2 PREFERRED STOCK

On April 13, 2020, the Company entered into an agreement to issue 17,500 shares of the Convertible and Redeemable Series A-2 Preferred Stock with a par value of $0.0001 per share and a detachable warrant to purchase shares of the Company's common stock with a 10-year life, in exchange for gross proceeds of $175.0 million, net of $1.3 million debt issuance costs. The Convertible and Redeemable Series A-2 Preferred Stock warrants were exercised in full on July 30, 2020. Dividends on the Convertible and Redeemable Series A-2 Preferred Stock accrued through the date of the Company's initial public offering on July 23, 2020, and were added to the principal balance outstanding as of that date. All dividends on the Convertible and Redeemable Series A-2 Preferred Stock after that date have been paid in cash. The Company paid dividends of $4.2 million, $11.1 million, and $16.4 million during the years ended December 31, 2025, 2024, and 2023 respectively.

The Convertible and Redeemable Series A-2 Preferred Stock terms included the following: (i) no mandatory redemption, (ii) no stated value cash repayment obligation other than in the event of certain defined liquidation events, (iii) only redeemable at the Company's option, (iv) convertible into common stock beginning in April 2024 at a 15.0% discount to the common stock market price (with a limit of $60.0 million in stated value of Convertible and Redeemable Series A-2 Preferred Stock eligible to be converted in any 60-day period prior to the seventh anniversary of issuance and the amount of stated value of the Convertible and Redeemable Series A-2 Preferred Stock eligible for conversion limited to $60.0 million during year 5 and $120.0 million (which includes the aggregate amount of the stated value of the Convertible and Redeemable Series A-2 Preferred Stock and any accrued but unpaid dividends added to such stated value of any shares of Convertible and Redeemable Series A-2 Preferred Stock converted in year 5) during year 6), (v) 9.0% dividend rate per year with required quarterly cash payments, (vi) in an event of noncompliance, the dividend rate shall increase to 12.0% per annum for the first 90-day period from and including the date the noncompliance event occurred, and thereafter shall increase to 14.0% per annum, (vii) debt incurrence test ratio of 4.5 times, and (viii) minimum repayment amount of $25.0 million.

The Company could, at its option on any one or more dates, redeem all or a minimum portion (the lesser of (i) $25.0 million in aggregate stated value of the Convertible and Redeemable Series A-2 Preferred Stock and (ii) all of the Convertible and Redeemable Series A-2 Preferred Stock then outstanding) of the outstanding Convertible and Redeemable Series A-2 Preferred Stock in cash. In January 2024, the Company redeemed $60.0 million in aggregate stated value of the Convertible and Redeemable Series A-2 Preferred Stock in cash. The Company redeemed $60.0 million and $62.2 million in aggregate stated value of the outstanding Series A-2 Preferred Stock on April 1, 2025 and July 1, 2025, respectively. The Company funded each 2025 redemption with cash on hand and borrowings under the 2025 Credit Facility. Following the July 2025 redemption, no A-2 Preferred Shares remained outstanding. Both 2025 redemptions were reflected in the Company's Consolidated Statements of Convertible and Redeemable Series A-2 Preferred Stock and Stockholders' Equity and resulted in a reduction of temporary equity. The impact of the redemptions is also reflected in the calculation of earnings per share for the year ended December 31, 2025.

The Convertible and Redeemable Series A-2 Preferred Stock did not meet the definition of a liability pursuant to "ASC 480- Distinguishing Liabilities from Equity." However, as (i) the instrument was redeemable upon a change of control as defined in the certificate of designations governing the terms of the Convertible and Redeemable Series A-2 Preferred Stock, and (ii) the Company could not have asserted it would have sufficient authorized and unissued shares of common stock to settle all future conversion requests due to the variable conversion terms, the instrument was redeemable upon the occurrence of events that were not solely within the control of the Company, and therefore the Company classified the Convertible and Redeemable Series A-2 Preferred Stock as mezzanine equity prior to the July 2025 redemption of the remaining outstanding shares of A-2 Preferred Stock.

The Convertible and Redeemable Series A-2 Preferred Stock contained a conversion option of the preferred shares to shares of common stock beginning in April 2024. As of December 31, 2025 and 2024, this conversion embedded feature had a net fair value of $0.0 million and $20.2 million, respectively. The change in net fair value of $(20.2) million, $1.2 million and $6.7 million for the years ended December 31, 2025, 2024 and 2023, respectively, was recorded to other (income) expense.

17. STOCKHOLDERS' EQUITY

Authorized Capital Stock—The Company was authorized to issue 190,000,000 shares of common stock, with a par value of $0.000004 per share as of December 31, 2025 and 2024.

Follow-on Offering—On April 22, 2024, the Company issued an aggregate of 3,450,000 shares of common stock in an underwritten public offering, inclusive of the shares of common stock issued in connection with the underwriters exercise in full of their option to purchase additional shares of common stock. The Company sold the shares to the underwriters at the public offering price of $37.15 per share, less underwriting discounts and commissions of $1.67175 per share, resulting in net proceeds to the Company after deducting underwriting discounts and commissions and estimated offering expenses of $121.8 million.

Stock Repurchase Program—On May 7, 2025, the Company announced that its Board of Directors has approved a stock repurchase program of up to $40.0 million. The repurchase program does not have a set expiration date. The Company did not make any repurchases under the program through December 31, 2025.

Employee Equity Incentive Plans—The Company has two plans under which stock-based awards have been issued: (i) the Montrose Amended and Restated 2017 Stock Incentive Plan (2017 Plan) and (ii) the Montrose Amended & Restated 2013 Stock Option Plan (2013 Plan) (collectively, the Plans).

As of December 31, 2025, there was $46.4 million of total unrecognized stock compensation expense related to unvested options and restricted stock granted under the Plans. Such unrecognized expense is expected to be recognized over a weighted-average 1.7 year period. The following number of shares were authorized to be issued and available for grant as of:

	December 31, 2025		
	2017 Plan	2013 Plan	Total
Shares authorized to be issued	8,914,149	2,032,719	10,946,868
Shares available for grant[1]	2,359,812	—	2,359,812

	December 31, 2024		
	2017 Plan	2013 Plan	Total
Shares authorized to be issued	7,538,276	2,036,219	9,574,495
Shares available for grant[1]	1,683,352	—	1,683,352

	December 31, 2023		
	2017 Plan	2013 Plan	Total
Shares authorized to be issued	6,330,713	2,036,219	8,366,932
Shares available for grant[1]	662,662	—	662,662

(1) In January 2025, January 2024 and January 2023 the Board of Directors ratified the addition of 1,372,373, 1,207,563 and 1,189,801 shares of common stock, respectively, to the number of shares available for issuance under the 2017 Plan pursuant to the annual increase provision of such plan. Unless the Board of Directors determines otherwise, additional annual increases will be effective on each January 1, through January 1, 2027. The 2017 Plan permits the company to settle awards, if and when vested, in cash at its discretion. Pursuant to the terms of the 2017 Plan, the number of shares authorized for issuance thereunder will only be reduced with respect to shares of common stock actually issued upon exercise or settlement of an award. Shares of common

stock subject to awards that have been canceled, expired, forfeited or otherwise not issued under an award and shares of common stock subject to awards settled in cash do not count as shares of common stock issued under the 2017 Plan. Shares available for grant as of December 31, 2023 excluded awards of stock appreciation rights approved in December 2021 that were subject to vesting based on the achievement of certain market conditions, which had not yet been achieved when these awards were cancelled, effective as of December 31, 2024. See "Stock Appreciation Rights" below for additional information on stock appreciation rights.

Total stock compensation expense for the Plans was as follows:

| | Year Ended December 31, 2025 | | | | | | | |
	Options		RSUs		SARs		Total	
Cost of revenue	$	729	$	4,629	$	—	$	5,358
Selling, general and administrative expense		875		36,483		—		37,358
Total	$	1,604	$	41,112	$	—	$	42,716

| | Year Ended December 31, 2024 | | | | | | | |
	Options		RSUs		SARs		Total	
Cost of revenue	$	1,223	$	3,578	$	—	$	4,801
Selling, general and administrative expense		2,571		30,088		27,205		59,864
Total	$	3,794	$	33,666	$	27,205	$	64,665

| | Year Ended December 31, 2023 | | | | | | | |
	Options		RSUs		SARs		Total	
Cost of revenue	$	1,685	$	1,661	$	—	$	3,346
Selling, general and administrative expense		4,885		29,851		9,185		43,921
Total	$	6,570	$	31,512	$	9,185	$	47,267

Montrose Amended & Restated 2017 Stock Incentive Plan

Restricted Stock Awards and Restricted Stock Units—The Company issues restricted stock awards (RSAs) to certain 2017 Plan participants as Director's compensation. There were 46,899, 23,961, and 17,346 RSAs granted during the years ended December 31, 2025, 2024 and 2023 respectively. These RSAs vest one year from the date of grant, or, in each case, in full upon a change in control, subject to the participant's continued service as a Director throughout such date, or upon retirement. Members of the Board of Directors that receive stock-based compensation are treated as employees for accounting purposes.

During 2023 the Board of Directors approved the grant of RSUs under certain supplemental incentive plans (SI Plans). There were 0, 0, and 370,349 RSUs issued under these SI Plans during the years ended December 31, 2025, 2024 and 2023, respectively. There were 237,634 RSUs issued during 2023 that vested 1/3 on the date of grant, 1/3 on the one-year anniversary of the grant, and 1/3 on the two-year anniversary of the grant, subject to continued service through each such date. The remaining RSUs vest annually over a 4-year period from the date of grant, subject to continued service through each such date.

During 2021, the Board of Directors approved the grant of 1,671,391 restricted stock units (RSUs) to certain executives and selected employees of the Company under the 2017 Plan. These RSUs represent the right to receive one share of the Company's common stock upon vesting. These incentives were designed to (i) retain selected employees of the Company for a minimum of 5 years, (ii) reward selected employees for the Company's significant outperformance and stockholder value creation in 2021, and (iii) provide incentives to selected employees of the Company to accelerate value creation for stockholders and other stakeholders over the next five-year period. With respect to 1,355,182 RSUs, 50.0% vested on the 4th anniversary and 50% will vest on the 5th anniversary of the date of grant, subject to continued service through each such date. With respect to the remaining 316,209 RSUs (The Performance-Vested RSUs), 50.0% vested on the 4th anniversary and 50% will vest on the 5th anniversary of the date of grant, subject to continued service through each such date.

During 2021, the Board of Directors approved and reserved for future issuance an aggregate of 135,517 RSUs (Future RSU Pool) to be granted under the 2017 Plan to certain of its executives and selected employees. Final determination and allocation of the awards under the Future RSU Pool may be determined on or before December 16, 2026 based on individual performance and continued service through such date. Any RSUs granted under the Future RSU Pool will vest on December 16, 2026, subject to continued service through such date.

RSA and RSU activity was as follows:

| | Year Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
	Shares	Weighted-Average Grant Date Fair Value		Shares	Weighted-Average Grant Date Fair Value		Shares	Weighted-Average Grant Date Fair Value	
Beginning outstanding shares	2,617,059			2,468,722			1,777,715		
Granted	1,399,351	$	18.27	359,749	$	39.75	793,133	$	34.33
Forfeited/ cancelled	(166,158)	$	27.76	(56,921)	$	37.32	(11,311)	$	32.13
Vested[1]	(1,525,848)	$	49.25	(154,491)	$	36.82	(90,815)	$	36.77
Ending outstanding shares	2,324,404			2,617,059			2,468,722		

(1) The 2025 vested shares amount includes 406,655 shares withheld related to net share settlement of equity awards.

There were an aggregate of 2,324,404, 3,148,847, and 2,846,019, shares underlying outstanding RSA and RSU awards as of December 31, 2025, 2024, and 2023, respectively.

Stock Appreciation Rights— During the year ended December 31, 2021, the Board of Directors approved the grant of 3,000,000 units of stock appreciation rights (SARs) to certain executives and selected employees under the 2017 Plan. These SARs represented the right to receive, upon exercise, a payment equal to the excess of (a) the fair market value of one share of the Company's common stock, over (b) an exercise price of $66.79, payable, at the Company's election, in cash or shares of common stock. These SARs were scheduled to vest on the 5th anniversary of the date of grant based on achievement of performance hurdles over a five year period, subject to continued service on the vesting date.

The fair value of these SARs at the grant date was $46.0 million, which was amortized on a straight-line basis over a five-year period.

Effective December 31, 2024, the Board of Directors approved the cancellation (SAR Cancellation) of the outstanding and unvested SARs previously granted on December 16, 2021, to the Company's named executive officers, as well as certain other executives, and the applicable individuals each agreed to such SAR Cancellation. The SAR Cancellation was voluntary on the part of the named executive officers and other holders and was not in exchange for any other equity or cash-based compensation awards or payments. None of the market conditions had been achieved as of the date of cancellation. Upon cancellation, the remaining unamortized value of the SARs of $18.0 million was expensed within selling, general, and administrative expense.

Options—Options issued to all optionees under the 2017 Plan vest over 4-years from the date of issuance (or earlier vesting start date, as determined by the Board of Directors) as follows: one half on the second anniversary of date of grant and the remaining half on the fourth anniversary of the date of grant, with the exception of certain annual grants to certain executive officers, which vest annually over a 3-year and 1-year period. The following summarizes the options activity of the 2017 Plan for the years ended December 31, 2025, 2024 and 2023:

	Options to Purchase Common Stock	Weighted-Average Exercise Price per Share		Weighted-Average Grant Date Fair Value per Share		Weighted-Average Remaining Contract Life (in Years)	Aggregate Intrinsic Value of In-The-Money Options	
Outstanding as of December 31, 2022	2,579,566	$	31.00	$	15.00	7.8	$	37,295
Granted	253,980		32.41		13.98	—		—
Forfeited/ cancelled	(134,170)		36.01		—	—		—
Expired	(6,450)		32.03		—	—		—
Exercised	(176,654)		24.12		—	—		3,726
Outstanding as of December 31, 2023	2,516,272	$	30.92	$	15.95	7.0	$	13,825
Forfeited/ cancelled	(78,130)		38.57		—	—		—
Expired	(37,825)		41.90		—	—		—
Exercised	(55,110)		25.48		—	—		776
Outstanding as of December 31, 2024	2,345,207	$	30.62	$	16.32	6.0	$	776
Forfeited/ cancelled	(55,313)		40.81		—	—		—
Expired	(71,812)		37.12		—	—		—
Exercised	(24,554)		14.88		—	—		266
Outstanding as of December 31, 2025	2,193,528	$	30.33	$	16.32	4.9	$	6,109
Exercisable as of December 31, 2025	1,992,545	$	29.41			4.8	$	6,109

The following weighted-average assumptions were used in the Black-Scholes option-pricing model calculation for 2023. There were no stock options granted in 2025 and 2024.

	December 31, 2023	
Common stock value (per share)	$	32.41
Expected volatility		33.55%
Risk-free interest rate		3.77%
Expected life (years)		7.00
Forfeiture rate		None
Dividend rate		None

Montrose Amended & Restated 2013 Stock Option Plan—The following summarizes the activity of the 2013 Plan for the years ended December 31, 2025, 2024 and 2023:

	Options to Purchase Common Stock	Weighted-Average Exercise Price per Share	Weighted-Average Grant Date Fair Value per Share	Weighted-Average Remaining Contract Life (in Years)	Aggregate Intrinsic Value of In-The-Money Options
Outstanding as of December 31, 2022	855,695	$ 6.00	$ 2.10	3.3	$ 32,478
Expired	(800)	6.03	—	—	—
Exercised	(62,704)	6.82	—	—	1,950
Outstanding as of December 31, 2023	792,191	$ 6.40	$ 2.16	2.4	$ 20,380
Exercised	(111,302)	5.87	—	—	3,042
Outstanding as of December 31, 2024	680,889	$ 6.49	$ 2.51	1.5	$ 8,211
Expired	(3,500)	6.03	—	—	—
Exercised	(109,562)	6.40	—	—	1,991
Outstanding as of December 31, 2025	567,827	$ 6.51	$ 2.51	0.5	$ 10,401
Exercisable as of December 31, 2025	567,827	$ 6.51		0.5	$ 10,401

Total shares outstanding from exercised options were 1,850,316 shares, 1,716,200 shares and 1,549,788 shares as of December 31, 2025, 2024 and 2023.

Common Stock Reserved for Future Issuances—The Company has reserved certain stock of its authorized but unissued common stock for possible future issuance in connection with the following:

	December 31,		
	2025	**2024**	**2023**
Montrose 2013 Stock Incentive Plan	567,827	680,889	792,191
Montrose 2017 Stock Incentive Plan[1]	6,877,744	6,645,618	8,647,656
	7,445,571	7,326,507	9,439,847

---

(1) In January 2025, January 2024 and January 2023 the Board of Directors ratified the addition of 1,372,373, 1,207,563 and 1,189,801 shares of common stock, respectively, to the number of shares available for issuance under the 2017 Plan pursuant to the annual increase provision of such plan. Unless the Board of Directors determines otherwise, additional annual increases will be effective on each January 1, through January 1, 2027. The 2017 Plan permits the company to settle awards, if and when vested, in cash at its discretion. Pursuant to the terms of the 2017 Plan, the number of shares authorized for issuance thereunder will only be reduced with respect to shares of common stock actually issued upon exercise or settlement of an award. Shares of common stock subject to awards that have been canceled, expired, forfeited or otherwise not issued under an award and shares of common stock subject to awards settled in cash do not count as shares of common stock issued under the 2017 Plan. Shares reserved for future issuance as of December 31, 2023 includes awards of SARs approved in December 2021 that were subject to vesting based on the achievement of certain market conditions, which had not yet been achieved when these awards were cancelled, effective as of December 31, 2024. See "Stock Appreciation Rights" above for additional information on stock appreciation rights.

18. NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during each period. The Convertible and Redeemable Series A-2 Preferred Stock was considered a participating security during the applicable period. Net losses were not allocated to the Convertible and Redeemable Series A-2 stockholders, as they were not contractually obligated to share in the Company's losses.

Diluted net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common and dilutive common equivalent shares outstanding for the period using the treasury-stock method or the as-converted method. Potentially dilutive shares are comprised of RSAs, RSUs, SARs, Series A-2 Preferred Stock, and shares of common stock underlying stock options outstanding under the Plans. During the years ended December 31, 2025, 2024 and 2023, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company's net loss attributable to common stockholders and potentially dilutive shares being anti-dilutive.

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company:

	Year Ended December 31,		
	2025	2024	2023
Net loss	$ (843)	$ (62,314)	$ (30,859)
Convertible and Redeemable Series A-2 Preferred Stock dividend	(4,150)	(11,064)	(16,400)
Net loss attributable to common stockholders – basic and diluted	(4,993)	(73,378)	(47,259)
Weighted-average number of shares of common stock outstanding – basic and diluted	35,120	33,061	30,058
Net loss per share attributable to common stockholders – basic and diluted	$ (0.14)	$ (2.22)	$ (1.57)

The following common stock equivalents were excluded from the calculation of diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive for the years ended December 31:

	December 31,		
	2025[1]	2024[1]	2023[1]
Stock options	2,959,850	3,026,096	3,308,463
Restricted stock	2,324,404	2,617,059	2,468,722
Series A-2 Preferred Stock	2,654,739	4,293,793	5,952,609
SARs[2]	—	—	3,000,000

---

(1)   Includes 2,116,319, 2,374,716 and 7,660,169 shares underlying equity awards that were out of the money as of December 31, 2025, 2024 and 2023, respectively.

(2)   Effective December 31, 2024, the Board of Directors approved the SAR Cancellation (Note 17).

19. SEGMENT INFORMATION AND GEOGRAPHIC LOCATION INFORMATION

The Company has six operating units that aggregate into three reportable segments: Assessment, Permitting and Response, Measurement and Analysis, and Remediation and Reuse. These segments are monitored separately by management for performance against budget and prior year and are consistent with internal financial reporting. The Company's operating segments are organized based upon primary services provided, the nature of the production process, types of customers, methods used to distribute the products, and the nature of the regulatory environment. Refer to Note 1 for description of each reportable segment.

Our Chief Executive Officer, who serves as the CODM, reviews Segment Adjusted EBITDA in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a quarterly basis when making decisions about the allocation of Company resources depending on the needs of each segment and the availability of resources. Segment Adjusted EBITDA is the calculated Company's Earnings before Interest, Tax, Depreciation and Amortization (EBITDA), adjusted to exclude certain transactions such as stock-based compensation, acquisition costs, and fair value changes in financial instruments, amongst others. The CODM does not review segment assets as a measure of segment performance.

Corporate and Other includes costs associated with general corporate overhead (including executive, legal, finance, safety, human resources, marketing and IT related costs) that are not directly related to supporting operations. Overhead costs that are directly related to supporting operations (such as insurance, software, licenses, shared services and payroll processing costs) are allocated to the operating segments on a basis that reasonably approximates an estimate of the use of these services, and are included in Segment Expenses in the table below.

Segment Revenues, Segment Expenses and Segment Adjusted EBITDA were as follows:

| | Year Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
(in thousands)	Segment Revenues	Segment Expenses	Segment Adjusted EBITDA	Segment Revenues	Segment Expenses	Segment Adjusted EBITDA	Segment Revenues	Segment Expenses	Segment Adjusted EBITDA
Assessment, Permitting and Response	$ 307,428	$ 238,973	$ 68,455	$ 214,850	$ 166,830	$ 48,020	$ 220,727	$ 168,579	$ 52,148
Measurement and Analysis[1]	245,860	181,509	64,351	224,366	173,845	50,521	197,095	159,878	37,217
Remediation and Reuse	277,250	240,972	36,278	257,179	218,840	38,339	206,386	179,299	27,087
Total Reportable Segments	$ 830,538		$ 169,084	$ 696,395		$ 136,880	$ 624,208		$ 116,452

(1) Includes revenue of $8.8 million and Adjusted EBITDA of $2.1 million from the Discontinued Specialty Lab for the year ended December 31, 2023. The lab was discontinued in the year ended December 31, 2023.

Presented below is a reconciliation of the Company's segment measure to income (loss) before expense from income taxes for the years ended December 31:

| | For the Year Ended December 31, | | |
	2025	2024	2023
Total Reportable Segments	$ 169,084	$ 136,880	$ 116,452
Corporate and Other	(52,920)	(41,092)	(37,876)
Interest expense, net	(19,567)	(15,862)	(7,793)
Depreciation and amortization	(50,915)	(52,762)	(45,780)
Stock-based compensation	(42,716)	(64,665)	(47,267)
Acquisition costs[1]	(1,825)	(7,827)	(6,930)
Fair value changes in financial instruments	18,251	(3,124)	4,129
Fair value changes in business acquisition contingencies	(900)	(534)	(84)
Expenses related to financing transactions	(163)	(317)	(35)
Discontinued Specialty Lab[2]	—	(692)	(6,112)
Business line restructuring costs[3]	(2,633)	(146)	(9)
Other losses or expenses[4]	(4,475)	(4,177)	(534)
Income (loss) before expense from income taxes	$ 11,221	$ (54,318)	$ (31,839)

(1) Includes financial and tax diligence, consulting, legal, valuation, accounting, travel and acquisition-related incentives related to our acquisition and integration activity.
(2) Amounts consist of operating losses before depreciation related to the Discontinued Specialty Lab.
(3) Amounts consist of severance costs related to organizational restructuring of business lines within the Company's Assessment, Permitting and Response and Remediation and Reuse segments, including costs incurred to wind down its renewable energy business.
(4) The year ended December 31, 2025 consists primarily of losses and costs associated with exiting operations in Europe, nonrecurring rebranding expenses, and third party expenses associated with the independent review and analysis of assertions in a short seller report regarding the Company. The year ended December 31, 2024 consists primarily of non-recurring costs to centralize certain back-office functions, lease abandonment costs, and third party expenses associated with the independent review and analysis of assertions in a short seller report regarding the Company. The year ended December 31, 2023 consists primarily of expenses related to an aircraft accident, net of insurance gain, as well as a gain on the surrender of a lease.

The following table presents revenues by geographic location:

| | For the Year Ended December 31, | | |
	2025	2024	2023
United States	$ 678,382	$ 550,323	$ 539,578
Canada	120,762	115,918	72,608
Other international	31,394	30,154	12,022
Total revenue	$ 830,538	$ 696,395	$ 624,208

The following table presents long-lived assets by geographic location:

	For the Year Ended December 31,			
	2025		**2024**	
United States	$	58,590	$	57,730
Canada		4,311		5,070
Other international		952		976
Total property and equipment—net	$	63,853	$	63,776

20. RELATED-PARTY TRANSACTIONS

The Company did not have any material related party transactions during the years ended December 31, 2025, 2024 and 2023.

21. DEFINED CONTRIBUTION PLAN

On January 1, 2014, the Company established the Montrose Environmental Group 401(k) Savings Plan (401(k) Savings Plan). As of December 31, 2025, 2024, and 2023, plan participants may defer up to 85.0% of their eligible wages for the year, up to the Internal Revenue Service dollar limit and catch-up contribution allowed by law. The Company provides employer matching contributions equal to 100% of the participant's elective deferrals that do not exceed 3% of the participant's compensation and 50% of the participant's elective deferrals that exceed 3% but do not exceed 5% of the participant's compensation. Employer contributions for years ended December 31, 2025, 2024, and 2023 were $10.4 million, $9.1 million and $7.9 million, respectively.

22. SUBSEQUENT EVENTS

On February 16, 2026, the Company entered into foreign currency forward contracts having a total notional amount of approximately $22.4 million. The purpose of these contracts was to hedge a portion of the Company's 2026 forecasted foreign exchange exposure to fluctuations in the AUD and CAD exchange rates relative to the U.S. dollar. The contracts mature monthly and expire in December 2026.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules which require us to include in this Annual Report on Form 10-K, an assessment by management of the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our system of internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed or operated, can provide only reasonable, but not absolute, assurance that the objectives of the system of internal control are met. Further, we have not integrated the Excluded Acquisitions into our control systems. The design of our control system reflects the fact that there are resource constraints, and that the benefits of such control system must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control failures and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the intentional acts of individuals, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part on certain assumptions about the likelihood of future events, and there can be no assurance that the design of any particular control will always succeed in achieving its objective under all potential future conditions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Montrose Environmental Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Montrose Environmental Group, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 26, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Costa Mesa, California
February 26, 2026

Item 9B. Other Information.

On November 11, 2025, Allan Dicks, Chief Financial Officer, amended an existing trading plan intended to satisfy Rule 10b5-1(c). The amended plan provides for the sale of up to 89,142 shares of Company common stock, up to 62,500 of which shares are to be acquired pursuant to the exercise of stock options, between February 10, 2026 and May 12, 2026, subject to certain conditions.

On November 11, 2025, Vijay Manthripragada, Chief Executive Officer, terminated a trading plan intended to satisfy Rule 10b5-1(c). The material terms of the terminated plan were summarized in Part II, Item 5 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025 and are incorporated herein by reference.

On December 11, 2025, Vijay Manthripragada, Chief Executive Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c). The plan provides for the exercise of up to 119,158 options to purchase shares of Company common stock and the sale of a certain number of shares acquired pursuant to the exercise of such stock options to fulfill the exercise price of 85,992 of such stock options on March 13, 2026, subject to certain conditions.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Except as set forth below and as set forth under "Information About Our Executive Officers" in Item 1. "Business" the information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2025. This information will appear in the proxy statement under the headings "The Board of Directors– Class I Director Nominees," "The Board of Directors– Continuing Directors," "Other Matters – Delinquent Section 16(a) Reports," "Corporate Governance – Insider Trading Policy," and "Corporate Governance – Committees of the Board of Directors."

Code of Business Conduct and Ethics for Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer.

We have adopted a Code of Ethics which applies to our chief executive officer, chief financial officer, chief accounting officer and all our other employees, and which can be found through our investor relations website, investors.montrose-env.com. We are not including this or any other information on our website as a part of, nor incorporating it by reference into, this Annual Report on Form 10-K or any of our other SEC filings.

In the event the Company makes any amendment to, or grants any waiver from, a provision of the Code of Business Conduct and Ethics that applies to the principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC or NYSE rules, the Company will disclose such amendment or waiver and reasons therefore on its website at investors.montrose-env.com within the time period required by such rules.

Item 11. Executive Compensation.

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2025. This information will appear in the proxy statement under the headings "Compensation Committee Matters" and "Corporate Governance – Compensation Committee Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Except as set forth below, the information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2025. This information will appear in the proxy statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

Information with Respect to Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2025, with respect to the Company's existing equity compensation plan:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Option and Rights (column (a))	Weighted-Average Exercise Price of Outstanding Options, and Rights (column (b))	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (column (c))
Equity compensation plans approved by security holders[1]	2,761,355 [2]	$ 25.43	2,359,812 [3]

(1) Includes the Company's 2013 Amended and Restated Stock Option Plan and the Company's 2017 Amended and Restated Stock Incentive Plan.

(2) Excludes unvested restricted stock issued under the Company's 2017 Amended and Restated Stock Incentive Plan.

(3) Pursuant to the terms of the 2017 Amended and Restated Stock Incentive Plan, the number of shares of common stock authorized for issuance under the plan automatically increase on January 1 of each year and will end with a final increase on January 1, 2027, in an amount equal to 4% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year. The amount referenced excludes such adjustment as of January 1, 2026.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2025. This information will appear in the proxy statement under the headings "Certain Relationships and Related Party Transactions" and "Corporate Governance – Director Independence."

Item 14. Principal Accounting Fees and Services.

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2025. This information will appear in the proxy statement under the heading "Audit Committee Matters."

Item 15. Exhibits, Financial Statement Schedules.

    (a)   List the following documents filed as a part of the report:

        (1)   The list of consolidated financial statements and related notes, together with the report of Deloitte & Touche LLP, appear in Part II, Item 8. "Financial Statements and Supplementary Data" and are hereby incorporated by reference.

        (2)   Financial statement schedules have been omitted because they are not applicable, not material or the required information is otherwise included.

        (3)   The following documents are filed, furnished or incorporated by reference as exhibits to this report as required by Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
2.1	Membership Interest Purchase Agreement among CTEH Holdings, LLC, Montrose Planning & Permitting, LLC, Montrose Environmental Group, Inc., The Center for Toxicology and Environmental Health, L.L.C. and the Seller Indemnifying members dated March 28, 2020. [a]
3.1	Amended and Restated Certificate of Incorporation. [b]
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation. [e]
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation. [h]
3.4	Certificate of Designation of Cumulative Series A-2 Preferred Stock. [a]
3.5	Amended and Restated Bylaws. [e]
4.1	Third Amended and Restated Investor Rights Agreement dated April 13, 2020 by and among Montrose Environmental Group, Inc., OCM Montrose Holdings, L.P., OCM Montrose II Holdings, L.P. and the common stockholders party thereto. [a]
4.2*	Description of Registrant's Securities.
10.1#	Form of Indemnification Agreement entered into with Directors and Executive Officers. [a]
10.2#	Offer Letter by and between Montrose Environmental Group, Inc. and Vijay Manthripragada, dated July 13, 2015. [a]
10.3#	Executive Compensation Letter by and between Montrose Environmental Group, Inc. and Vijay Manthripragada, dated June 23, 2016. [a]
10.4#	Offer Letter by and between Montrose Environmental Group, Inc. and Allan Dicks, dated August 8, 2016. [a]
10.5#	Executive Compensation Letter by and between Montrose Environmental Group, Inc. and Allan Dicks, dated August 8, 2016. [a]
10.6#	Offer Letter by and between Montrose Environmental Group, Inc. and Nasym Afsari, dated October 14, 2014. [a]
10.7#	Executive Compensation Letter by and between Montrose Environmental Group, Inc. and Nasym Afsari, dated June 23, 2016. [a]
10.8#	Amendment to the Executive Compensation Letter by and between Montrose Environmental Group, Inc. and Nasym Afsari, dated September 14, 2017. [a]
10.9#	Offer Letter by and between Montrose Environmental Group, Inc. and Joshua M. LeMaire, dated July 2, 2015. [a]
10.10#	Executive Compensation Letter by and between Montrose Environmental Group, Inc. and Joshua M. LeMaire, dated June 23, 2016. [a]
10.11#	Offer Letter by and between Montrose Environmental Group, Inc. and Jose M. Revuelta, dated March 4, 2014. [a]

10.12[#]	Executive Compensation Letter by and between Montrose Environmental Group, Inc. and Jose M. Revuelta, dated June 23, 2016. [(a)]
10.13[#]	Montrose Environmental Group, Inc. Amended and Restated 2013 Stock Option Plan. [(a)]
10.14[#]	Amendment No. 1 to Montrose Environmental Group, Inc. Amended and Restated 2013 Stock Option Plan. [(a)]
10.15[#]	Amendment No. 2 to Montrose Environmental Group, Inc. Amended and Restated 2013 Stock Option Plan. [(a)]
10.16[#]	Amendment No. 3 to Montrose Environmental Group, Inc. Amended and Restated 2013 Stock Option Plan. [(a)]
10.17[#]	Amendment No. 4 to Montrose Environmental Group, Inc. Amended and Restated 2013 Stock Option Plan. [(a)]
10.18[#]	Amendment No. 5 to Montrose Environmental Group, Inc. Amended and Restated 2013 Stock Option Plan. [(a)]
10.19[#]	Amendment No. 6 to Montrose Environmental Group, Inc. Amended and Restated 2013 Stock Option Plan. [(a)]
10.20[#]	Amendment No. 7 to Montrose Environmental Group, Inc. Amended and Restated 2013 Stock Option Plan. [(a)]
10.21[#]	Amendment No. 8 to Montrose Environmental Group, Inc. Amended and Restated 2013 Stock Option Plan. [(a)]
10.22[#]	Form of Option Award Agreement under the Montrose Environmental Group, Inc. Amended and Restated 2013 Stock Option Plan. [(a)]
10.23[#]	Montrose Environmental Group, Inc. Amended and Restated 2017 Stock Incentive Plan. [(b)]
10.24[#]	Form of Grant Notice and Standard Terms and Conditions for Stock Options under the Montrose Environmental Group, Inc. Amended and Restated 2017 Stock Incentive Plan. [(a)]
10.25[#]	Form of Grant Notice and Standard Terms and Conditions for Restricted Stock under the Montrose Environmental Group, Inc. Amended and Restated 2017 Stock Incentive Plan. [(a)]
10.26[#]	Form of Confidential Information, Non-Solicitation and Non-Compete Agreement (California). [(a)]
10.27[#]	Form of Confidential Information, Non-Solicitation and Non-Compete Agreement (Ohio). [(a)]
10.28[#]	Montrose Environmental Group, Inc. Amended and Restated Executive Severance Policy. [(g)]
10.29[#]	Form of Grant Notice and Standard Terms and Conditions for Performance-Based Stock Appreciation Rights under the Montrose Environmental Group, Inc. Amended and Restated 2017 Stock Incentive Plan. [(c)]
10.30[#]	Form of Grant Notice and Standard Terms and Conditions for Restricted Stock Units under the Montrose Environmental Group, Inc. Amended and Restated 2017 Stock Incentive Plan. [(c)]
10.31[#]	Form of SAR Cancellation Agreement. [(f)]
10.32	Amended and Restated Credit Agreement, dated February 26, 2025, among Montrose Environmental Group Inc., Montrose Environmental Group Ltd., the Guarantors (defined therein) party thereto, Bank of America, N.A., as Administrative Agent, Swing Line Lender, and L/C Issuer, and the Lenders (defined therein) party hereto, BOFA Securities, Inc., as Sole Bookrunner and Joint Lead Arranger, Capital One National Association, JPMorgan Chase Bank, N.A., and U.S. Bank National Association, as Joint Lead Arrangers, and Capital One National Association, JPMorgan Chase Bank N.A., and U.S. Bank National Association, as co-Syndication Agents. [(g)]
19.1	Insider Trading Policy. [(g)]
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Deloitte & Touche LLP.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1 [(d)]
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkage Documents
104*	Cover Page Interactive Data File – The cover page from the Company's Quarterly Report on Form 10-K for the fiscal year ended December 31, 2025 is formatted in Inline XBRL (included as Exhibit 101)

\#   Denotes management compensatory plan or arrangement.

*   Filed herewith.

** Furnished herewith.

(a)   Previously filed on June 29, 2020 as an exhibit to the Company's Registration Statement on Form S-1 (File No. 333-239542) and incorporated herein by reference.

(b)   Previously filed on July 14, 2020 as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-239542) and incorporated herein by reference.

(c)   Previously filed on December 21, 2021 as an exhibit to the Company's Current Report on Form 8-K and incorporated herein by reference.

(d)   Previously filed on February 29, 2024 as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and incorporated herein by reference.

(e)   Previously filed on May 14, 2024 as an exhibit to the Company's Current Report on Form 8-K and incorporated herein by reference.

(f)   Previously filed on January 6, 2025 as an exhibit to the Company's Current Report on Form 8-K and incorporated herein by reference.

(g)   Previously filed on March 3, 2025 as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and incorporated herein by reference.

(h)   Previously filed on May 9, 2025 as an exhibit to the Company's Current Report on Form 8-K and incorporated herein by reference.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Montrose Environmental Group, Inc.

Date: February 26, 2026

By: _____ /s/ Allan Dicks _____
Allan Dicks
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

/s/ Vijay Manthripragada Vijay Manthripragada	President, Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2026
/s/ Allan Dicks Allan Dicks	Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)	February 26, 2026
/s/ J. Miguel Fernandez de Castro J. Miguel Fernandez de Castro	Director	February 26, 2026
/s/ Vincent Colman Vincent Colman	Director	February 26, 2026
/s/ Peter M. Graham Peter M. Graham	Director	February 26, 2026
/s/ Robin Newmark Robin Newmark	Director	February 26, 2026
/s/ Richard E. Perlman Richard E. Perlman	Chairman of the Board; Director	February 26, 2026
/s/ J. Thomas Presby J. Thomas Presby	Director	February 26, 2026
/s/ James K. Price James K. Price	Director	February 26, 2026
/s/ Janet Risi Field Janet Risi Field	Director	February 26, 2026

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